
10012919



# christopher & banks®



## 2010 annual report





Store Locations Nationwide
533
2 Dual Concept Stores ★

christopher & banks®
missy • petite & more...

Store locations as of May 3, 2010

---



Store Locations Nationwide
262
2 Dual Concept Stores ★

cj banks®
size 14 & more...

Store locations as of May 3, 2010

# fiscal 2010 – a year in focus

Our Core Values

Our core values serve as a set of shared values that affect how we think and act. They are a set of principles that serve as our internal compass.

Communicate
Collaborate
Cooperate
Act Responsibly
Be Respectful

## A Focus on Opportunities and Strengths

In response to the significant challenges we faced last year, we leveraged our strengths and optimized synergies between our two brands. We also focused on building long-term efficiencies in our business and evaluating additional avenues to drive our business for the future. These included:

*Customer Relationship Management:* We invested in our infrastructure to upgrade our database capabilities and to support the launch of an integrated loyalty program in March of this year.

*New Concept Store:* We created a "dual" store showcasing both brands in a single location as a test to allow women of all sizes to shop together. Based on the results of the initial store, we will open several more of these concept stores in fiscal 2011 and other learnings from this concept are being incorporated into all of our Christopher & Banks® and CJ Banks® brand stores.

*Capsule Stores:* We tested the offering of a shop within a shop, or a "capsule" of CJ Banks merchandise collections, within approximately 30 Christopher & Banks stores. Based on the success of this model, for fiscal 2011, we will be doubling the number of Christopher & Banks stores offering a capsule of CJ Banks merchandise.

*Jewelry Test:* We tested various jewelry collections in select stores during fiscal 2010. Based on the overwhelming success of this test, all stores began offering a full jewelry assortment in the spring of this year.

*CBK My Way:* We launched an online, in-store ordering program for our two e-commerce sites with delivery directly to customers' homes. Based on the success of the program last year, this will continue to be a point of focus.

*Distribution Center Productivity:* Various initiatives resulted not only in significant savings in operating costs, but also provided additional capacity to support future growth in our overall number of stores.

In fiscal 2010, we also achieved over $30 million in SG&A savings doubling our stated goal of $15 million. We were able to achieve these savings by cutting costs and redesigning processes to operate more efficiently. We also ended the year with a strong balance sheet, including $113 million of cash and investments, $18 million higher than our prior year end, and no bank debt.

The benefits of this strategy included preserving financial liquidity and flexibility, while enhancing our ability to drive long-term shareholder value through profitable growth.

## A Focus on our Customer and our Merchandise

In fiscal 2010 we spent time listening to customer feedback and were able to apply important lessons to various parts of our business.

At the beginning of the year, we realized we missed the mark a little with our merchandise offerings; they were too basic and did not have enough of the novelty product our customer has come to know and love. Taking these learnings as an opportunity to bring back a wider selection of novelty styles served us well in the latter half of fiscal 2010. We also heard her views on possible product extensions and in response we will be testing several categories in fiscal 2011.

An improved ability to analyze store performance by product assortment allowed us to identify "store personalities" in each of our two brands. Continued improvement in Planning and Allocation enabled us to effectively and efficiently assort the right product to the right store at the right time thereby creating an optimal balance which helped drive same store sales.

E-commerce continued to grow profitably last year and we remain excited about our potential as a multichannel retailer. E-commerce is a great vehicle for reaching new customers and responding to existing customers. It also allows us to test new product offerings and product extensions driving our sales and operating profits even higher as a total company.

Petite assortments, offered in just under 300 stores, continued to be a business driver, resulting in higher overall comps. We focused on exclusive petite styles, and expanded collections, allowing us to optimize the inventory and drive incremental sales.

Our focus on product has allowed us to return to our roots, with novelty, whimsical details and exclusive designs that our customer cannot get anywhere else. She spoke and we listened. For the year ahead, we are committed to continuing this dialogue with our customers through fit clinics, focus groups and online surveys.

# dear shareholder,

This past fiscal year the country faced tremendous economic challenges and many of our boomer customers were particularly affected. As these economic pressures mounted, our customers' confidence levels were impacted, which in turn made for an increasingly challenging retail environment. Our customers, faced with reduced retirement savings and new pressures and responsibilities, focused on ensuring a solid economic foundation for their families.

At Christopher & Banks, we were also focused on establishing a solid foundation for our business—not only in response to the external challenges, but to ensure that we have a strong platform to support future profitable growth and drive long-term shareholder value. We cut costs where appropriate and made key investments where beneficial.

*We are proud of the progress we made and are excited about our prospects for the future. We closed fiscal 2010 a stronger, more focused company and are well positioned as we enter fiscal 2011.*

## Fiscal 2011 Priorities & Goals

*Store Productivity*
- CJ Capsule Expansion
- Dual Store Expansion
- In-store Initiatives

*E-Commerce Expansion*
- Product Line Extensions
- Talls, Extended Sizes, Seasonal Product
- Customer Acquisition and Increase Cross Channel Shopping

*Merchandise Expansion & Innovation*
- Compelling Product Assortment
- Expanded Categories—Petites, Jewelry, Accessories
- New Categories—Outerwear, Sleepwear

*Brand Differentiation & Messaging*
- Loyalty Program Rollout
- CRM Enhancements
- Branding/Marketing Strategy

*Infrastructure Roadmap*
- Integrated, Scalable, Cost-effective Infrastructure
- Enhanced Productivity Capabilities

### A Focus on People

This year we focused on our people throughout the entire organization.

We empowered our store managers to make decisions for their individual stores, from visual merchandising, to local marketing efforts, to community outreach. We continued our commitment to grassroots marketing as a key driver for traffic to our stores, offering successful events like Girls' Night Out, Friends and Family, and Fashion Shows.

Through a series of town halls across the country I have been able to personally speak to the great majority of our store managers. By having personal conversations and creating a two-way dialogue our organization has made our store teams' everyday tasks easier, giving them more time to focus on our customers.

We increased our focus on enhancing the customer experience by introducing our "Care Program" to all store associates. This program encourages and supports our associates' passion for personalized selling, clienteling and delivering a memorable customer experience.

We continued our focus on living our core values everyday (communicate, collaborate, cooperate, act responsibly and be respectful). We continued to emphasize "Doing the Right Thing"—the ethical behavior we expect from every one of our associates, our vendors and our sourcing suppliers. We have also increased the bench strength of our executive and management ranks by adding several new members to our Leadership Team and the addition of Paul L. Snyder to our Board of Directors.

### A Focus on Community

We think of our stores as a part of the communities we serve and we encourage and support a spirit of community service among all of our associates. This year we focused further on strengthening this connection.

We continued to support the teacher scholarship program that we established last year and increased our corporate commitment this year. Teachers are the heart of our children's education and by investing in teachers we invest in our community as a whole.

We continued to support the MS Society with various initiatives such as company-sponsored volunteer opportunities, providing scholarships and offering an exclusive jewelry line from which 50% of the profits are donated back to the MS Society.

Recognizing the broader role companies should play in protecting the environment, we have in the last year placed more emphasis on being green. Our shopping bags continue to be made with 100% recycled content. In fiscal 2010, we realized significant energy savings at the corporate office, gaining recognition from our energy provider for our achievements through receipt of the Xcel Energy Efficiency Partner Award. In addition, we established a light bulb recycling program for all of our stores. As we look to the future, we will continue to seek out ways to further contribute to the communities we serve.

### A Focus on the Future

Last year was a demanding one as significant economic challenges impacted our top line. Despite the pressure on sales, we were able to finish fiscal 2010 with a strong balance sheet and with positive comp sales results in the last two months of the year. As we look forward, we will continue to approach our business with financial discipline and invest cautiously to support future innovation and improved productivity.

We face the future not just with a solid foundation for growth in place, but with the necessary agility to respond quickly to growth opportunities in fiscal 2011.

I am encouraged by our recent performance and excited about our prospects for fiscal 2011 and beyond, as we have a stronger platform and improved competitive positioning. I believe we have found our voice in terms of our customer and our merchandise. We are well positioned to create shareholder value over the long-term.



Lorna Nagler
President & CEO

*"Our focus on product has allowed us to return to our roots, with novelty, whimsical details and exclusive designs that our customer cannot get anywhere else. She spoke and we listened."*



# financial highlights

| OPERATING RESULTS (in thousands, except per share data) | FISCAL 2010 | FISCAL 2009 | FISCAL 2008 |
|---|---|---|---|
| Net Sales from continuing operations | $ 455,402 | $ 530,742 | $ 560,912 |
| Income (Loss) from continuing operations | $ 158 | $ (8,084) | $ 25,464 |
| Net Income (Loss) | $ 158 | $ (12,750) | $ 17,018 |
| Earnings (Loss) per Share | $ 0.00 | $ (0.36) | $ 0.47 |

| OPERATING STATISTICS | FISCAL 2010 | FISCAL 2009 | FISCAL 2008 |
|---|---|---|---|
| Operating Margin | (0.3%) | (2.6%) | 6.4% |
| Same-Store Sales Increase (Decrease) | (15%) | (12%) | 1% |
| Sales per Square Foot | $ 156 | $ 188 | $ 215 |
| Retail Inventory Turnover | 3.1 | 3.2 | 3.1 |
| Return on Average Stockholders' Equity | 0.1% | (6.1%) | 7.7% |

| NUMBER OF STORES | FISCAL 2010 | FISCAL 2009 | FISCAL 2008 |
|---|---|---|---|
| Beginning of Period | 815 | 837 | 778 |
| Opened | 5 | 29 | 69 |
| Closed | 14 | 51 | 10 |
| End of Period | 806 | 815 | 837 |
| Capital Expenditures | $ 5,969 | $ 18,431 | $ 35,901 |

**net sales**
from continuing operations
(millions)



$560.9
$530.7
$455.4
F'08
F'09
F'10


**net income (loss)**
(millions)



$17.0
$(12.8)
$0.2
F'08
F'09
F'10


**earnings (loss)**
per share



$0.47
$(0.36)
$0.00
F'08
F'09
F'10


**number of stores at end of year**



837
815
806
37
257
267
1
265
543
548
540
F'08
F'09
F'10
Christopher & Banks
C.J. Banks
Dual Stores
Acorn






# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

---

(Mark One)

## FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended February 27, 2010**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ____________ to ____________.**

**Commission File No. 001-31390**

## CHRISTOPHER & BANKS CORPORATION
(Exact name of registrant as specified in its charter)

| **Delaware** | **06 - 1195422** |
| --- | --- |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **2400 Xenium Lane North, Plymouth, Minnesota** | **55441** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(763) 551-5000**

---

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
| --- | --- |
| Common Stock, par value $0.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

____ **YES** __√__ **NO**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

____ **YES** __√__ **NO**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

__√__ **YES** ____ **NO**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

____ **YES** ____ **NO**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___ Accelerated filer __√__

Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

____ **YES** __√__ **NO**

The aggregate market value of the Common Stock, par value $0.01 per share, held by non-affiliates of the registrant as of August 29, 2009, was approximately $252,951,000 based on the closing price of such stock as quoted on the New York Stock Exchange ($7.19) on such date.

The number of shares outstanding of the registrant's Common Stock, par value $0.01 per share, was 35,801,444 as of May 3, 2010 (excluding treasury shares of 9,790,718).

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held July 27, 2010 (the "Proxy Statement") are incorporated by reference into Part III.

# CHRISTOPHER & BANKS CORPORATION
# 2010 ANNUAL REPORT ON FORM 10-K
# TABLE OF CONTENTS

# PART I
# ITEM 1.
# BUSINESS

**General**

Christopher & Banks Corporation is a Minneapolis, Minnesota-based retailer of women's apparel, which operates retail stores through its wholly-owned subsidiaries, collectively referred to as "Christopher & Banks" or the "Company." As of May 3, 2010, the Company operated 797 stores in 46 states, including 533 Christopher & Banks stores, 262 C.J. Banks stores, and two dual-concept stores. The company also operates two e-Commerce enabled web sites for its two brands at **www.christopherandbanks.com** and **www.cjbanks.com**.

*History*

Christopher & Banks Corporation, a Delaware corporation, was incorporated in 1986 to acquire Braun's Fashions, Inc., which had operated as a family-owned business since 1956. The Company became a publicly traded corporation in 1992 and in July 2000, the Company's stockholders approved a change in the Company's name from Braun's Fashions Corporation to Christopher & Banks Corporation. The Company's plus-size C.J. Banks brand was developed internally and opened its first stores in August 2000. The Company's Christopher & Banks and C.J. Banks e-Commerce websites began operating in February 2008 to further meet its customers' needs for unique style, quality, value and convenience.

*Christopher & Banks/C.J. Banks brands*

The Company's Christopher & Banks brand offers distinctive fashions featuring exclusively designed, coordinated assortments of women's apparel in sizes 4 to 16 in its 533 stores and on its web site at **www.christopherandbanks.com**. In addition, petite sizes are offered in approximately 300 of the Company's Christopher & Banks stores and online. The Company's C.J. Banks brand offers similar assortments of women's apparel in sizes 14W to 26W in its 262 stores and on its web site at **www.cjbanks.com**. Approximately 30 of the Company's Christopher & Banks stores carry edited assortments, or "capsules," of its C.J. Banks plus size merchandise. The Company's two dual-concept stores offer an assortment of both Christopher & Banks and C.J. Banks apparel servicing the petite, misses and plus size customer in one location.

The casual lifestyle brand fashions sold by Christopher & Banks and C.J. Banks are typically suitable for both work and leisure activities and are offered at moderate price points. The target customer for Christopher & Banks and C.J. Banks generally ranges in age from 40 to 60 and is typically part of the female baby boomer demographic.

*Segments*

For details regarding the operating performance of the Company's reportable segments, see Note 21, Segment Reporting, to the consolidated financial statements, which are incorporated herein by reference.

**Strategy**

The Company strives to provide its customers with quality apparel at a great value and a consistent fit with wardrobing versatility. The Company's overall strategy for its two brands, Christopher & Banks and C.J. Banks, is to offer a compelling, evolving assortment of apparel through its stores and e-Commerce web sites in order to satisfy its target customers' expectations for style, quality, value and fit, while providing exceptional, personalized customer service.

The Company has competitively positioned itself to offer merchandise assortments balancing unique, novelty apparel with more classic, basic styles, at affordable prices. To differentiate itself from its competitors, the Company's buyers, working in conjunction with the Company's internal design group, strive to create a merchandise assortment of coordinated outfits, the majority of which is manufactured exclusively for the Company under its proprietary Christopher & Banks and C.J. Banks brand names.

**Fiscal 2011 Key Initiatives**

In addition to approaching all of the Company's operations with continued financial discipline and rigor, the Company is placing added focus on the following key initiatives in fiscal 2011. These key initiatives are designed to drive long-term sales and profits and are described in more detail in the discussion of the Company's business which follows.

- Increasing store productivity
    - Increase productivity at existing stores
    - Enhance in-store experience
    - Add productive new stores

- Greater focus on marketing
    - Brand differentiation
    - Targeted messaging

- Focused merchandising
    - Implement product extensions
    - Continue product innovation

- Growing e-Commerce channel
    - Increase multi-channel shopping
    - Expand product lines and size extensions

- Ensuring infrastructure efficiency
    - Improving scalable and cost effective information technology infrastructure

**Store Productivity**

The Company is focused on optimizing its investments to drive sales, profitability and return on investment, with a goal to increase sales productivity at existing stores and add productive new stores.

The Company introduced edited assortments, or "capsules," of its C.J. Banks plus size merchandise in a select test group of 30 Christopher & Banks stores ("capsule stores") in the fall of fiscal 2010. The capsule stores were predominately located in markets where the Company did not have an existing C.J. Banks store presence. In addition, the C.J. Banks assortments were added to the capsule stores without a reduction in the Christopher & Banks merchandise assortment. Based on the improved productivity and same store sales performance at these capsule stores, as compared to the balance of the chain, the Company plans to open approximately 30 additional capsule stores in the third quarter of fiscal 2011, nearly doubling the number of its capsule stores.

The Company opened its first dual-concept store ("dual store") during the second quarter of fiscal 2010 and its second dual store in the first quarter of fiscal 2011. These stores offer merchandise from both of the Company's Christopher & Banks and C.J. Banks brands, and all three size ranges, misses, petite and plus, within each store. The dual store concept combines a full product assortment in approximately 4,500 to 5,000 square feet, compared to an aggregate of approximately 6,500 square feet for two separate Christopher & Banks and C.J. Banks stores. This results in a greater opportunity to service the Company's customers while increasing productivity and enhancing operating efficiencies. The Company plans to continue to monitor the performance of its dual stores and open at least five additional new dual stores during fiscal 2011.

In an effort to drive productivity at all stores, the Company increased its focus on customer service in fiscal 2010 and plans to enhance this focus through more engaged store teams in fiscal 2011. The Company is striving to enhance the customer experience by encouraging its store managers, or "shopkeepers," to provide more personalized selling and service to its customers. The Company has further enhanced its customer experience by providing an in-store e-Commerce ordering system which allows store associates to provide customers with a broader selection of merchandise, including select buys and special sizes and lengths available only online.

## Marketing

In fiscal 2010, the Company continued to focus on brand awareness while executing its marketing strategies as efficiently as possible and limiting marketing-related expenditures to approximately 1.0% of sales for the year. During the year, the Company continued to strengthen its Customer Relationship Management ("CRM") programs. The Company has completed its migration to a new CRM database management system which is designed to ensure better customer data consistency across all channels, provide more robust customer and marketing analytics and enable management of more complex and segmented communications campaigns. In addition, the Company plans to continue to accumulate and incorporate customer data into its existing and new CRM programs to drive additional customer traffic to its stores and web sites, encourage cross shopping between its stores and online sites and increase overall brand awareness.

In addition to maximizing its CRM programs, the Company continued to increase its focus on grass roots marketing efforts in fiscal 2010. Special events, many of which are coordinated at the store level, are designed to create a sense of community in the Company's stores that reward customer loyalty while giving the Company an opportunity to attract new customers. These efforts have been particularly successful in the smaller markets that have traditionally been the foundation of the Company's success.

In fiscal 2011, the Company plans to place a greater emphasis on marketing. In March 2010, the Company launched its Friendship Rewards loyalty program. Friendship Rewards is a point-based program where members earn points based on purchases. After reaching a certain level of accumulated points, members are rewarded with a certificate which may be used for purchases at the Company's stores or online web sites. Program members will also be kept up-to-date on new product deliveries, special events and promotions to entice them to shop in the Company's stores and visit its websites. The Company also plans to enhance its CRM customer segmentation capabilities, including further refining its direct mail strategy to more precisely design and target customer mailings.

The Company continues to capture a constant flow of customer feedback and to react accordingly. In fiscal 2011, the Company expects to hold customer focus groups on a quarterly basis and conduct frequent online surveys and product fit clinics to gain ongoing insights into customer needs. In addition, the Company will continue to solicit input from its shopkeepers regarding customer feedback and to design and conduct grassroots marketing efforts.

## Merchandise

In fiscal 2010, the Company's merchandise included women's apparel generally consisting of knit tops, woven tops, jackets, sweaters, skirts, denim bottoms and bottoms of other fabrications. In addition, the Company carried collections of petite styles online and in approximately 300 of its Christopher & Banks stores and also began offering jewelry in a select number of stores in fiscal 2010. Based on positive customer response, the jewelry assortment was rolled out to all of the Company's stores in March 2010.

The Company provides new product assortments to its stores each month. During fiscal 2010, the Company continued to refine and update its merchandise offerings. A focus was placed on offering a compelling merchandise assortment by balancing more traditional novelty styles with core basics and updated silhouettes, patterns, textures and prints. Customers responded favorably to merchandise with unique novelty touches including embroidery, buttons and other embellishments. In the fourth quarter of fiscal 2010, more traditional 'style pairs' were offered when customers were provided with easy-to-pair outfits including two or three coordinating pieces.

The Company also strives to provide a merchandise assortment that is casual and versatile with the perfect fit. In fiscal 2010, the Company updated its core knit tops to include new sleeve lengths and fit specifications that reflect feedback received from customers at focus groups held earlier in the year. In addition, to increase merchandise productivity the Company employed product 'tiering' and made select store buys in fiscal 2010, which provided the Company's best stores with additional product offerings.

In fiscal 2011, the Company plans to continue to identify, test and, if successful, introduce new product categories in an effort to increase spending by existing customers and to attract new customers to its brands. Based on product tests conducted in fiscal 2010, the Company successfully rolled out a new assortment of jewelry to all of its stores in the beginning of fiscal 2011 and plans to increase the size of its jewelry assortment throughout the year. In addition to the jewelry rollout, the Company plans to execute several tests of other new product categories in fiscal 2011, including outerwear, sleepwear and extended sizes of other merchandise.

**e-Commerce**

In February 2008, the Company launched separate e-Commerce web sites for its Christopher & Banks and C.J. Banks brands. These web sites give customers the ability to view and purchase the Company's merchandise online at www.christopherandbanks.com and www.cjbanks.com. The Company currently offers the entire assortment of merchandise carried at its Christopher & Banks, C.J. Banks and dual stores on its web sites. In addition, the online assortment includes select store buys and extended sizes and lengths.

In fiscal 2010, the Company continued to grow its Christopher & Banks and C.J. Banks e-Commerce businesses. Web site visual presentation was enhanced and merchandise offerings were expanded to include exclusive online-only merchandise categories, styles, sizes and lengths. The Company drove additional traffic to its web sites through online marketing efforts and leveraging its online associate ordering system ("AOS"), which was launched in early fiscal 2010. Not only did AOS drive significant customer traffic to the Company's web sites, it also further enhanced the customer in-store experience by allowing store associates to fully service their customers needs by giving them access to the Company's full merchandise assortment.

The Company plans to continue to grow its Christopher & Banks and C.J. Banks e-Commerce businesses in fiscal 2011. Focus will be placed on converting additional customers into multi-channel shoppers and leveraging the branding benefits the e-Commerce channel can provide. The Company also plans to grow its e-Commerce business through increasing its online customer base and continuing to use the channel to test further product line and size extensions.

Inventory and order fulfillment for the Company's e-Commerce operations is handled by a third-party provider. The Company's web sites referenced above are for textual reference only and such references are not intended to incorporate the Company's web sites into this Annual Report on Form 10-K.

**Information Technology**

The Company is in the final stages of building a scalable, cost-effective and fully-integrated information technology infrastructure. While it anticipates that there will be normal, ongoing system enhancements and investments, such as completion of the Company's rollout of upgraded point-of-sale hardware and software to all stores and implementation of a new product lifecycle management system in fiscal 2011, it does not anticipate additional significant information technology investments in the near term.

**Merchandise Distribution, Planning and Allocation**

The Company continued to employ disciplined inventory processes and effectively manage its merchandise inventories in fiscal 2010. On a per-store basis, excluding e-Commerce, merchandise inventories were down over 20% in the first, second and third quarters when compared to the prior year periods. In addition, the Company ended fiscal 2010 with inventories down approximately 3% on a per-store basis when compared to the end of fiscal 2009. The Company's inventory levels began to rebound in the fourth quarter of fiscal 2010 in line with management's expectations for improvements in same store sales results. Aside from reducing inventories in fiscal 2010, the Company continued to enhance inventory productivity through SKU rationalization and improved store assortment planning based on sales volume, climate, size and fashion preferences, which resulted in greater gross profit generated on lower sales and inventory levels in the third and fourth quarters.

The Company completed the implementation of a new merchandise planning and allocation system in fiscal 2009 and expanded use of the system in fiscal 2010. Through the use of the new allocation modules, the Company has gained increased flexibility in product placement. Functionality from this system has allowed the Company to more readily manage its merchandise assortment based on differences in store sales volume and regional climate, as well as customer size and fashion preferences. The system has provided the Company with improved forecasting of sales, merchandise margins and inventory levels and allows the Company to continue to execute strict inventory controls. Throughout fiscal 2010, with the added benefit of one full year of data history, the Company utilized the system to enhance inventory productivity by performing SKU rationalization analysis and store unit capacity planning, resulting in improved product flow.

The Company utilizes a single distribution center in Plymouth, Minnesota to receive and distribute merchandise to its stores and third-party e-Commerce provider. Once received at the Company's distribution center, merchandise is counted and processed for distribution. In fiscal 2010, the Company continued its analysis of its supply chain by redesigning and enhancing its product handling equipment and processes, which resulted in significant improvements in productivity and efficiency of merchandise receiving, packing and distribution. In fiscal 2009, the Company transitioned to a new national carrier to deliver daily shipments from the Company's distribution center to its stores, which resulted in decreased merchandise time-in-transit and reduced shipping costs.

**Sourcing**

In fiscal 2009, the Company began executing a significant shift in its sourcing strategy by aligning itself with new key suppliers with expertise along all of the Company's merchandise categories. As a result of partnering with these new vendors, the Company was able to diversify country of production, improve payment terms, increase flexibility and reduce risk. These vendor partners also possess significant expertise in consistent production standards and quality control. Prior to fiscal 2009, the Company directly imported the majority of its goods as the declared importer of record. As a result of implementing its new sourcing structure, the Company reduced its level of direct importing as the declared importer of record resulting in increased flexibility regarding placement and timing of merchandise orders and deliveries. Approximately 12% of its merchandise purchases were imported directly in fiscal 2010, compared to 48% and 78% of its purchases in fiscal 2009 and 2008, respectively. Despite the reduction of direct imports, substantially all of the Company's merchandise was manufactured overseas in fiscal 2010, primarily in China, Indonesia and Cambodia, and management expects this to continue in fiscal 2011.

During fiscal 2010, the Company's ten largest vendors provided approximately 74% of the Company's purchases. One vendor accounted for approximately 27% of the Company's purchases, while another two vendors supplied the Company with 15% and 12% of its merchandise, respectively. Although the Company has strong partnerships with these vendors, there can be no assurance that these relationships can be maintained in the future or that these vendors will continue to supply merchandise to the Company. If there should be any significant disruption in the supply of merchandise from these vendors, management believes that it will be able to shift production to other suppliers so as to continue to secure the required volume of products. Nevertheless, it is possible that any significant disruption in supply could have a material adverse impact on the Company's financial position or results of operations.

**Store Operations**

The Company manages its store organization in a manner that encourages participation by its field associates in the execution of the Company's business and operational strategies. The Company's store operations are organized into districts and regions. Each district is managed by a district manager, who typically supervises an average of 14 stores. The Company has four regional vice presidents who supervise its district managers. In fiscal 2010, the Company expanded the use of key performance metrics and goals within the field organization to achieve greater accountability and enhance performance.

In fiscal 2009, the Company reorganized its field supervision structure. Districts and regions were realigned geographically across both the Christopher & Banks and C.J. Banks brands. The reorganization resulted in increased operating efficiencies and cost savings, allowing field supervisors to spend less time traveling and more time in their stores working with and managing their team of associates.

The Company strives to provide a quality in-store experience. As mentioned above, the Company is focusing on enhancing the customer in-store experience by encouraging its store managers, or "shopkeepers," and store associates, or "personal shoppers," to provide more personalized selling and service to its customers. Store associate training includes on-the-floor selling programs and information about product knowledge and wardrobing solutions.

## Real Estate/Leasing

Given the challenging economic environment in fiscal 2010, the Company took a conservative approach to store expansion during the year. The Company opened one new Christopher & Banks store, three new C.J. Banks stores and one dual store during the year. The Company closed nine Christopher & Banks stores and five C.J. Banks stores in fiscal 2010. In fiscal 2011, the Company is planning to open approximately ten new stores, including five new dual stores, and expects to close approximately 25 stores. In addition to these planned store openings, the Company will also take advantage of additional attractive new store opportunities as they are identified.

The Company will also continue to focus on reducing occupancy costs through aggressive lease renegotiations and diligently exercising rent reductions related to sales volume and co-tenancy thresholds.

As stated above, the Company opened its first dual store during the second quarter of fiscal 2010 and its second dual store in the first quarter of fiscal 2011. These stores offer merchandise from both of the Company's Christopher & Banks and C.J. Banks brands, and all three size ranges, misses, petite and plus, within each store. The dual store concept combines a full product assortment in approximately 4,500 to 5,000 square feet, compared to an aggregate of approximately 6,500 square feet for two separate Christopher & Banks and C.J. Banks stores. This results in a greater opportunity to service the Company's customers while increasing productivity and enhancing operating efficiencies. In addition, the new dual stores have resulted in several store design and operational enhancements, some of which have been implemented in the rest of the Company's stores. The Company plans to open at least five additional new dual stores in fiscal 2011.

The Company has historically completed a major or minor remodeling of each of its stores on a ten-year cycle as leases expired. However, since a substantial majority of the Company's stores currently utilize a similar prototype design, the Company remodeled stores only on an as-needed basis in fiscal 2010 and plans to do the same in fiscal 2011. Nonetheless, minor improvements, such as carpet replacement and painting, will continue to be made throughout the Company's stores as appropriate.

The Company has historically operated the majority of its stores in enclosed shopping malls. Management also intends to focus future store expansion in off-mall locations where appropriate due to the reduction in overall occupancy costs associated with these stores and the convenience these locations provide the Company's customers. In addition, the Company is in the initial stages of creating a division of outlet stores, with at least two locations planned to open in fall of fiscal 2011. The Company may from time to time consider the acquisition of other retail concepts.

## Competition

The women's retail apparel business is highly competitive. To differentiate itself from its competitors, the Company's buyers, working in conjunction with the Company's internal design group, create a merchandise assortment which is manufactured exclusively for the Company under its proprietary Christopher & Banks and C.J. Banks brand names. The Company believes that the principal basis upon which it competes are providing a unique, exclusively designed merchandise selection, quality garment construction, value, visual merchandise presentation, personalized customer service and store location. The Company competes with a broad range of national and regional retail chains that sell similar merchandise, including department stores and specialty stores. Many of these competitors are larger and have greater financial resources than the Company. The Company believes that its unique merchandise assortments, strong visual presentation, product quality, affordable merchandise price and customer service enable the Company to compete effectively.

## Employees

As of May 3, 2010, the Company had approximately 1,900 full-time and 6,700 part-time employees. The number of part-time employees typically increases during November and December. Approximately 237 of the Company's associates are employed at its corporate office and distribution center facility, with the remaining associates employed in its store field organization. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and considers its relationship with its employees to be good.

**Seasonality**

The Company's quarterly results may fluctuate significantly depending on a number of factors, including general economic conditions, consumer confidence, customer response to the Company's seasonal merchandise mix, timing of new store openings, adverse weather conditions, shifts in the timing of certain holidays and shifts in the timing of promotional events. Traditionally, the Company has had higher sales, and has been more profitable, in the first and third quarters of its fiscal year, and has had lower sales, and has been less profitable or incurred losses, in its second and fourth fiscal quarters.

**Trademarks and Service Marks**

The Company, through its wholly-owned subsidiary, Christopher & Banks Company, is the owner of the federally registered trademark and service mark "christopher & banks," which is its predominant private brand, and "cj banks," its plus-size private brand. Management believes these primary marks are important to the Company's business and are recognized in the women's retail apparel industry. Accordingly, the Company intends to maintain these marks and the related registrations. U.S. trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade. Management is not aware of any challenges to the Company's right to use these marks in the United States.

**Available Information**

The Company makes available free of charge, on or through its web site, located at www.christopherandbanks.com under the heading Investor Relations, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

## ITEM 1A.

## RISK FACTORS

We make forward-looking statements in some of our filings with the SEC and in other oral or written communications, such as our quarterly investor conference calls and earnings announcements. Our business is subject to a variety of risks and the following risk factors should be considered carefully in evaluating our business and the forward-looking statements we may make. Set forth below are the most significant risk factors which could cause actual results to differ materially from those forward-looking statements. Please also see the "Statement Regarding Forward-Looking Disclosures" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is incorporated into this Item 1A by reference.

*Economic conditions may cause a decline in business and consumer spending which could adversely affect our financial performance.*

Our business is impacted by general economic conditions and their effect on consumer confidence and consumer spending. These economic factors include recessionary cycles, interest rates, currency exchange rates, economic growth, wage rates, unemployment levels, energy prices, availability of consumer credit and consumer confidence, among others. The current economic conditions may continue to negatively affect consumer purchases of our merchandise and adversely impact our results of operations, liquidity and continued growth. In addition, economic conditions could negatively impact the Company's retail landlords and their ability to maintain their shopping centers in a first-class condition and otherwise perform their obligations, which in turn could negatively impact our sales.

*All of our stores are located within the United States, making us highly susceptible to deteriorations in U.S. macroeconomic conditions and consumer confidence.*

All of our stores are located within the United States, making our results highly dependent on U.S. consumer confidence and the health of the U.S. economy. In addition, a significant portion of our total sales is derived from stores located in eight states: Illinois, Indiana, Iowa, Michigan, Minnesota, Ohio, Pennsylvania and Wisconsin, resulting in further dependence on local economic conditions in these states. Deterioration in macroeconomic conditions and consumer confidence could negatively impact our business in many ways, including:

- slowing sales growth or reduction in overall sales; and
- reducing gross margins.

It is difficult to predict how long the current economic conditions will continue and what long-term impact, if any, they will have on our business. In the short-term, however, these conditions have negatively affected our results of operations.

*If we are unable to anticipate or react to changing consumer preferences in a timely manner, our sales, merchandise margins and operating income could decline.*

Our success largely depends on our ability to consistently and timely gauge and respond to fashion trends and provide merchandise that satisfies changing fashion tastes and customer demands that translates into appropriate, saleable product offerings for each of our two brands. Customer tastes and fashion trends change rapidly. Any missteps may affect merchandise desirability and inventory levels, since we enter into agreements to manufacture and purchase our merchandise well in advance of the selling season for our merchandise. Our failure to anticipate, identify or react appropriately in a timely manner to changes in fashion trends could lead to lower sales, missed opportunities and excess inventories. This in turn could lead to more frequent and larger markdowns, which could have a material adverse impact on our business. Merchandise misjudgments could also negatively impact our image with our customers and result in diminished brand loyalty.

*Our ability to manage inventory levels and ability to predict or respond to customer demand may impact our results.*

The long lead time usually required for our merchandise makes customer demand difficult to predict and responding to changes quickly a challenge. Our financial condition could be materially adversely affected if we are unable to manage inventory levels and respond to short-term shifts in customer demand patterns. Inventory levels in excess of customer demand may result in excessive markdowns and, therefore, lower than planned margins. On the other hand, if we underestimate demand for our merchandise we may experience inventory shortages resulting in missed sales and lost revenues. Either of these events could harm our operating results and brand image.

*The absence of or a further reduction in mall traffic could significantly reduce our sales and leave us with unsold inventory.*

A significant portion of our current stores are located in shopping malls. Sales at these stores are derived in considerable part from the volume of traffic in those malls. Sales volume has been adversely affected by the reduction in traffic at malls due to economic conditions, the closing of anchor department stores and competition from non-mall retailers, Internet retailers and other malls where we do not have stores, and the closing of other stores in the malls in which our stores are located. A decline in the desirability of the shopping environment of a particular mall, or in the popularity of mall shopping generally among our customers, could limit the number of customers visiting many of our stores. This could decrease our level of sales and leave us with excess inventory. In such circumstances, we may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which could further decrease our merchandise margins and operating income.

*We operate in a highly competitive retail industry. The size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of market share.*

The women's specialty retail industry is highly competitive. We compete primarily with women's apparel retailers, department stores, catalog retailers and internet businesses that also engage in the retail sale of women's apparel. We believe that the principal bases upon which we compete are the quality, design and price of our merchandise, the quality of our customer service, our visual merchandise presentation and store locations. Many of our competitors are companies with greater financial, marketing and other resources. They may be able to adapt to changes in customer preferences more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition and/or adopt more aggressive pricing policies than we can. In addition, an increased level of promotions or discounted sales by our competitors may adversely affect response rates to our merchandise or to our own level of promotions or sales. As a result, we may lose market share or experience a reduction in store traffic, which could reduce our revenues, merchandise margins and operating income.

*Fluctuations in our level of same-store sales could adversely affect our earnings growth.*

Our results of operations for our individual stores have fluctuated in the past and can be expected to fluctuate in the future. Since the beginning of fiscal year 2006 through fiscal year 2010, our quarterly comparable store sales have ranged from an increase of 9% to a decrease of 24%. A variety of factors has historically affected, and will continue to affect, our comparable stores sales results and profit margins, including:

- fashion trends and customer preferences;
- changes in our merchandise mix;
- mall traffic;
- new store openings;
- calendar shifts of holiday or seasonal periods;
- the effectiveness of our inventory management;
- the timing of promotional events;
- weather conditions;
- changes in general economic conditions and consumer spending patterns; and
- actions of competitors or mall anchor tenants.

There is no assurance that we will achieve positive levels of same-store sales and earnings growth in the future, and any decline in our future growth or performance could have a material adverse effect on the market price of our common stock, as well as result in further impairment in our long-lived (*i.e.*, store) assets.

*Our net sales and operating income fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.*

Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during the first and third fiscal quarters (spring and fall selling seasons). Any decrease in sales or margins particularly during these periods could have a disproportionate effect on our financial condition and results of operations.

*Our results of operations could deteriorate if we fail to attract, develop and retain qualified employees.*

Our success depends to a significant extent both on the continued services of our current executive and senior management team, as well as our ability to attract, hire, motivate and retain qualified employees, including store personnel. The turnover rate in the retail industry's store operations is high, and qualified individuals of the requisite caliber and number needed to fill open positions may be in short supply in some geographic areas. Significant increases in employee turnover rates could have a material adverse effect on our business, financial condition and results of operations. We believe we have benefited substantially from the leadership and strategic guidance of our key executives and members of our creative team, who are primarily responsible for developing our merchandise and reinforcing our brand identity. The loss, for any reason, of the services of any of these key individuals could delay or adversely affect the implementation of our strategies and tactics or the merchandise we offer.

*Extreme and/or unseasonable weather conditions could have a disproportionately large effect on our business, financial condition and results of operations and we could be forced to mark down inventory.*

Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions in the affected area of the United States. Any such prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

*Our ability to manage Selling, General and Administrative ("SG&A") expenses and capital expenditures may impact our operating results.*

In order to maintain or improve our operating margins, we need to successfully manage our operating costs. Our inability to successfully manage labor costs, occupancy costs or other operating costs, or our inability to take advantage of opportunities to reduce operating costs or to manage capital expenditures, could adversely affect our operating margins and our results of operations.

*We are highly dependent on a few suppliers who primarily manufacture overseas and our reliance on foreign sources of production poses various risks.*

We do not own or operate any manufacturing facilities and depend on independent third parties to manufacture our merchandise. We cannot be certain that we will not experience operational difficulties with our manufacturers, such as reductions in the availability of production capacity, errors in complying with merchandise specifications, insufficient quality control and failures to meet production deadlines or increases in manufacturing costs.

In fiscal 2010, approximately 12% of our merchandise was directly imported from foreign factories and our ten largest suppliers accounted for approximately 74% of the merchandise we purchased. Substantially all of our directly imported merchandise is manufactured in Southeast Asia. The majority of these goods are produced in China, Indonesia, and Cambodia. An adverse change in the status of our relationship with our largest suppliers or any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including the imposition of additional import restrictions, could materially harm our operations. We have no long-term merchandise supply contracts, and we compete with other companies for production facilities.

As we purchase a significant portion of our merchandise that is manufactured overseas, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad, such as:

- significant delays in the delivery of cargo due to port security considerations;
- imposition of anti-dumping or countervailing duties in response to an investigation as to whether a particular product being sold in the United States at less than fair value may cause (or threaten to cause) material injury to the relevant domestic industry;
- financial or political instability in any of the countries in which our merchandise is manufactured;
- fluctuation in the value of the U.S. dollar against foreign currencies;
- potential recalls for any merchandise that does not meet our quality standards;
- disruption of imports by labor disputes and local business practices;
- political or military conflict involving the United States, which could cause a delay in the transportation of the Company's products and an increase in transportation costs;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of our brand;
- natural disasters, disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas; and
- the migration and development of manufacturers, which can affect where our products are or will be produced.

Any of the foregoing factors, or a combination of them, could have a material adverse effect on our business.

We cannot predict whether any of the foreign countries in which our merchandise is manufactured, or in which our merchandise may be manufactured in the future, will be subject to import restrictions by the U.S. government. Any sudden disruption of manufacturing or imposition of trade restrictions, such as increased tariffs or more restrictive quotas on apparel or other items we sell, could affect the import of such merchandise and could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition, results of operations or liquidity.

*The raw materials used to manufacture our products and our distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.*

The raw materials used to manufacture our merchandise are subject to availability constraints and price volatility caused by high demand for cotton, petroleum-based synthetic and other fabrics, weather conditions, supply conditions, government regulations, economic climate and other unpredictable factors.

In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials used to manufacture our merchandise could have a material adverse effect on our cost of sales or our ability to meet our customers' needs. We may not be able to pass all or a material portion of such higher raw material costs on to our customers, which could negatively impact our profitability.

*Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet our quality standards, which could result in lost sales, cancellation charges or excessive markdowns.*

We purchase apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have short selling seasons for much of our inventory. Factors outside of our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, product recalls, cancellation charges or excessive markdowns.

*Our inability to maintain the value of our brands and our trademarks may adversely affect our business and financial performance.*

Our success depends in part on the value of our Christopher & Banks and C.J. Banks brands. The Christopher & Banks and C.J. Banks names are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our design, merchandising and marketing efforts and our ability to provide a consistent, high quality customer experience. Our brands could be adversely affected if we fail to achieve these objectives for one or both of these brands and our public image and reputation could be tarnished by negative publicity. Any of these events could negatively impact sales.

We also believe that our "christopher & banks" and "cj banks" trademarks are important to our success. Even though we register and protect our trademarks and other intellectual property rights, there is no assurance that our actions will protect us from the prior registration of trademarks by others or prevent others from infringing our trademarks and proprietary rights or seeking to block sales of our products as infringements of their trademarks and proprietary rights. If we cannot adequately protect our marks or prevent infringement of them, our business and financial performance could suffer. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights or in marks that are similar to ours and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be holders who have prior rights to similar marks. Failure to protect our trademarks could result in a material adverse effect on our business.

*We face challenges to grow our business and to manage our growth.*

Our long-term growth will largely depend on our ability to open and operate new stores, and the availability of suitable store locations on acceptable terms. However, due to the deterioration in the macroeconomic environment in fiscal year 2009 and the continued economic uncertainty, we reduced our capital expenditures for fiscal year 2010. This has enabled the Company to position itself for growth and, as the economy recovers, we intend to open more new stores, while relocating and remodeling a portion of our existing store base each year.

The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet on a timely basis the needs of new and existing stores. Our failure to open new stores on a timely basis, obtain acceptance in markets in which we currently have limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would have an adverse affect on our growth prospects. If we fail to successfully implement these strategies, our financial condition and results of operations would be adversely affected.

*Disruptions in our information systems could adversely affect our sales and profitability.*

The efficient operation of our business is dependent on our information systems. In particular, we rely on our information systems to effectively manage product development, merchandising, sourcing, customer service, supply chain, finance and marketing systems. We also generate sales through the operations of our Christopher & Banks and C.J. Banks branded websites by a third party service provider. The failure of our internal information systems and our third party website service provider to perform as designed could disrupt our business and harm sales and profitability.

*We depend significantly on a single operations and distribution facility.*

All of our administrative and distribution operations are housed in a single facility. A significant interruption in the operation of this facility due to natural disasters, accidents or other events could reduce our ability to receive and provide merchandise to our stores, as well as reduce our ability to administer and oversee our business, which could reduce our sales and results of operations. The success of our stores depends on their timely receipt of merchandise from our distribution center. A single independent third party transportation company delivers the vast majority of our merchandise to our stores. Disruptions in the delivery of merchandise or work stoppages by employees of this third party could delay the timely receipt of merchandise, which could result in lost sales, a loss of loyalty to our brands and the late receipt of inventory when it is no longer seasonally appropriate. Timely receipt of merchandise by our stores may also be affected by factors such as inclement weather, natural disasters, accidents, system failures and acts of terrorism. If our use of our facility or distribution center were interrupted, it would disrupt business operations and could adversely affect our operations and our earnings.

*There are risks associated with our e-Commerce sales.*

We sell merchandise over the Internet through our web sites, www.christopherandbanks.com and www.cjbanks.com. Our e-Commerce operations are subject to numerous risks, including:

- reliance on a single fulfillment center;
- rapid technological change and the implementation of new systems or platforms;
- diversion of sales from our stores;
- liability for online content;
- violations of state or federal privacy laws, including those relating to online privacy;
- credit card fraud;
- risks related to the failure of the computer systems that operate our web sites and their related support systems, including computer viruses;
- telecommunications failures and electronic break-ins and similar disruptions; and
- timely delivery of our merchandise to our customers by third parties.

There is also no assurance that our e-Commerce operations will meet our sales and profitability plans and the failure to do so would negatively impact our revenues and earnings.

*If third parties who manage some aspects of our business do not adequately perform their functions, we might experience disruptions in our business, resulting in decreased profits or losses.*

We use a third-party for our e-Commerce operations, including order management, order fulfillment, customer care, and channel management services. A failure by the third party to adequately manage our e-Commerce operations may negatively impact our profitability. We rely on third parties to inspect the factories where our products are made for vendor code of conduct and labor standards compliance. Any failure by this third party to adequately perform its functions may disrupt our operations and negatively impact our reputation and profitability. We may rely on a third party for the implementation and/or management of certain aspects of our information technology infrastructure. Failure by any of these third parties to implement and/or manage our information technology infrastructure effectively could disrupt its operations and negatively impact our profitability.

*Effects of war, terrorism or other catastrophes could adversely impact our business or operations.*

Threat of terrorist attacks or actual terrorist events in the United States or worldwide could cause damage or disruption to international commerce and the global economy, disrupt the production, shipment or receipt of our merchandise or lead to lower customer traffic in regional shopping centers.

Natural disasters, pandemics or other significant health issues could also impact our ability to open and run our stores in affected areas. Lower customer traffic due to security concerns, war or the threat of war, natural disasters, pandemics or other health concerns could result in reduced customer traffic and decreased sales that could have a material adverse impact on our business, financial condition and results of operations.

*Failure to comply with legal and regulatory requirements could damage our reputation, financial condition and market price of our stock.*

Our policies, procedures and internal controls are designed to comply with all applicable laws and regulations, including those imposed by the U.S. Securities and Exchange Commission and the New York Stock Exchange, as well as applicable employment laws. Any changes in regulations, the imposition of additional regulations or the enactment of any new legislation, in response to current economic conditions or otherwise, may increase the complexity of the regulatory environment in which we operate and the related cost of compliance. Failure to comply with such laws and regulations may result in damage to our reputation, financial condition and market price of our stock.

*Our business could suffer if one of the manufacturers of the goods that we sell fails to use acceptable labor practices.*

We require manufacturers of the goods that we sell to operate in compliance with applicable laws and regulations. Our internal and vendor operating guidelines promote ethical business practices and our staff and the staff of our third party inspection service company periodically visit the operations of our independent manufacturers to determine compliance with our vendor code of conduct. However, we do not control these manufacturers or their labor or business practices. The violation of labor or other laws by an independent manufacturer used by us, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of products to us, damage our reputation or result in cancelled contracts or orders. Any of these events could have a material adverse effect on our revenues and consequently our results of operations.

*Funds associated with the Auction Rate Securities held by us as short-term investments may not be liquid or readily available.*

Our investment in securities currently consists partially of Auction Rate Securities which are not currently liquid or readily available to convert to cash. We do not believe that the current liquidity issues related to our auction rate securities will impact our ability to fund our ongoing business operations. However, if the global credit crisis persists or intensifies, it is possible that we will be required to further adjust the fair value of our auction rate securities.

*Our marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information or unauthorized disclosure of sensitive or confidential information could adversely affect our marketing programs or expose us to litigation, which could disrupt our operations and harm our business.*

As part of our normal course of business, we collect, process and retain sensitive and confidential customer information. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on our future marketing activity. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or our vendors, could severely damage our reputation, expose us to risks of litigation and liability, disrupt our operations and harm our business.

*Operating losses in tax jurisdictions with deferred tax assets could hinder our ability to continue to carry the deferred tax assets, which would result in a valuation allowance negatively impacting our consolidated results and net worth.*

Deferred income tax assets represent potential future income tax benefits. Realization of these assets is ultimately dependent upon future taxable income. No valuation allowance has been provided for deferred tax assets because management believes realization of the full amount of net deferred tax assets is more likely than not. While we have a history of profits, our profitability has declined over the last three years and we recorded a net loss in fiscal 2009 and our financial results were near breakeven in fiscal 2010. Therefore, achievement of profitability in fiscal 2011 will be a significant factor in determining our continuing ability to carry these deferred tax assets.

Our accounting for deferred taxes represents our best estimate of future events. If future results from our operations are less than projected, a valuation allowance may be required to reduce deferred tax assets, which could have a material impact on our results of operations in the period in which it is recorded. Significant negative events, including losses in future years, would make it reasonably possible that valuation allowances against deferred tax assets would be required in future periods.

*Government healthcare requirements could adversely affect our profits.*

The recently adopted healthcare legislation may require, among other things, employers to provide healthcare to all employees, to pay either a portion of healthcare premiums or a flat payroll tax in lieu of premiums, or to pay a fee for each employee not offered health care. While we are still evaluating the impact of the recently adopted healthcare legislation, this legislation as well as any future changes in healthcare legislation could increase our expenses and have an adverse effect on our results of operations.

*The bankruptcy or significant deterioration of large commercial and retail landlords could have a material adverse effect on our sales and operating results.*

The current economic downturn has had a significant negative impact on the commercial real estate sector, including large commercial and retail landlords, such as one of our major national landlords, General Growth Properties, Inc. ("GGP") and many of its affiliates (collectively "GGP Debtors"), which filed petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. If the current macro-economic conditions continue or deteriorate further, additional commercial landlords may be similarly impacted which in turn could materially adversely impact our sales and operating results.

*The inability of our suppliers to obtain credit may cause us to experience delays in obtaining merchandise.*

We rely on independent suppliers for producing our merchandise. Many of these suppliers rely on working capital financing to finance their operations. Although the credit market has improved since last year, lenders have still maintained tightened credit standards and terms. To the extent any of our suppliers are unable to obtain adequate credit or their borrowing costs increase, we may experience delays in obtaining merchandise, the suppliers may increase their prices or they may negotiate new payment terms in a manner that is unfavorable to us.

*A failure in the effectiveness of internal control over financial reporting could adversely impact our business.*

Our system of internal control over financial reporting is designed to provide reasonable assurance that the objectives of an effective financial reporting control system are met. However, any system of internal controls is subject to inherent limitations and the design of controls will not provide absolute assurance that all objectives will be met. This includes the possibility that controls may be inappropriately circumvented or overridden, that judgments in decision-making can be faulty and that misstatements due to errors or fraud may not be prevented or detected. Any failure in the effectiveness of internal control over financial reporting could have a material effect on financial reporting or cause us to fail to meet reporting obligations, and could negatively impact investor perceptions.

*We may be subject to adverse outcomes in current or future litigation matters.*

We are involved from time-to-time in litigation and other claims against our business. These matters arise primarily in the ordinary course of business but could raise complex, factual and legal issues requiring significant management time and, if determined adversely to the Company, could subject the Company to material liabilities. We believe that our current litigation matters will not have a material adverse effect on the results of our operations or financial condition.

Our assessment of current litigation could change in light of the discovery of facts with respect to legal actions pending against us not presently known to us or determinations by judges, juries or other finders of fact which do not accord with our evaluation of the possible liability or outcome of such litigation. In addition, in recent years there has been increasing activity by companies which have acquired intellectual property rights but do not practice those rights (sometimes referenced to as patent trolls) to engage in very broad licensing programs aimed at a large number of companies in a wide variety of businesses or industries to retail companies generally or an even broader group of businesses. These efforts typically involve proposing licenses in exchange for a substantial sum of money and may also include the threat or actual initiation of litigation for that purpose. Any such litigation can be quite costly to defend, even if unsubstantiated or invalid. No such litigation is currently pending against the Company but the Company has received communications relating to such proposed licenses. It is not possible to predict the impact, if any, of such future claims on our business and operations.

## ITEM 1B.
## UNRESOLVED STAFF COMMENTS

There are no matters which are required to be reported under Item 1B.

## ITEM 2.
## PROPERTIES

**Store Locations**

The Company's stores are located primarily in shopping malls in smaller to mid-sized cities and suburban areas. Approximately 85% of the Company's stores are located in enclosed malls that typically have numerous specialty stores and two or more general merchandise chains or department stores as anchor tenants. The remainder of the Company's Christopher & Banks and C.J. Banks stores are located in power, strip and lifestyle shopping centers. While the Company has historically operated the majority of its stores in enclosed shopping malls, management intends to also focus future store expansion on off-mall locations where appropriate, due to the convenience these locations provide the Company's customers and the reduced occupancy costs associated with these sites. In addition, the Company is in the initial stages of creating a division of outlet stores, with at least two outlet locations planned to open in fall of fiscal 2011.

At May 3, 2010, the Company's Christopher & Banks, C.J. Banks and dual stores averaged approximately 3,300, 3,600 and 5,200 square feet, respectively. Approximately 85% of the total aggregate store square footage is allocated to selling space.

At May 3, 2010, the Company operated 797 stores in 46 states as follows:

| State | Christopher & Banks | C.J. Banks | Dual | Total Stores |
|---|---|---|---|---|
| Alabama | 5 | 3 | - | 8 |
| Alaska | - | - | - | - |
| Arizona | 8 | 2 | - | 10 |
| Arkansas | 6 | 2 | - | 8 |
| California | 8 | 1 | - | 9 |
| Colorado | 19 | 9 | - | 28 |
| Connecticut | 4 | - | - | 4 |
| Delaware | 2 | - | - | 2 |
| Florida | 17 | 6 | - | 23 |
| Georgia | 6 | 2 | - | 8 |
| Hawaii | - | - | - | - |
| Idaho | 7 | 3 | - | 10 |
| Illinois | 27 | 15 | - | 42 |
| Indiana | 19 | 14 | - | 33 |
| Iowa | 22 | 12 | - | 34 |
| Kansas | 11 | 7 | - | 18 |
| Kentucky | 10 | 4 | - | 14 |
| Louisiana | 2 | - | - | 2 |
| Maine | 3 | 2 | - | 5 |
| Maryland | 7 | 1 | - | 8 |
| Massachusetts | 11 | 2 | - | 13 |
| Michigan | 30 | 16 | - | 46 |
| Minnesota | 34 | 14 | - | 48 |
| Mississippi | - | - | - | - |
| Missouri | 12 | 12 | 1 | 25 |
| Montana | 6 | 4 | - | 10 |
| Nebraska | 12 | 7 | - | 19 |
| Nevada | - | - | - | - |
| New Hampshire | 3 | - | - | 3 |
| New Jersey | 2 | - | - | 2 |
| New Mexico | 3 | 3 | - | 6 |
| New York | 23 | 15 | - | 38 |
| North Carolina | 8 | 4 | - | 12 |
| North Dakota | 7 | 4 | - | 11 |
| Ohio | 35 | 23 | - | 58 |
| Oklahoma | 7 | 1 | - | 8 |
| Oregon | 7 | 3 | - | 10 |
| Pennsylvania | 38 | 19 | 1 | 58 |
| Rhode Island | 1 | - | - | 1 |
| South Carolina | 3 | - | - | 3 |
| South Dakota | 6 | 3 | - | 9 |
| Tennessee | 11 | 7 | - | 18 |
| Texas | 17 | 3 | - | 20 |
| Utah | 9 | 4 | - | 13 |
| Vermont | 2 | 1 | - | 3 |
| Virginia | 13 | 7 | - | 20 |
| Washington | 16 | 8 | - | 24 |
| West Virginia | 7 | 7 | - | 14 |
| Wisconsin | 24 | 10 | - | 34 |
| Wyoming | 3 | 2 | - | 5 |
| | 533 | 262 | 2 | 797 |

### Store Leases

All of the Company's store locations are leased. Lease terms typically include a rental period of ten years and may contain a renewal option. Leases generally require payments of fixed minimum rent and contingent percentage rent, calculated based on a percent of sales in excess of a specified threshold.

The following table, which covers all of the stores operated by the Company at May 3, 2010, indicates the number of leases expiring during the fiscal year indicated and the number of such leases with renewal options. The number of stores with leases expiring in fiscal 2011 includes those stores which currently are operating on month-to-month terms.

| Fiscal Year | Number of Leases Expiring | Number with Renewal Options |
|---|---|---|
| 2011 | 123 | - |
| 2012 | 106 | 6 |
| 2013 | 115 | - |
| 2014 | 110 | 1 |
| 2015 | 106 | 2 |
| 2016-2020 | 237 | 9 |
| Total | 797 | 18 |

For leases that expire in a given year, the Company plans to evaluate the projected future performance of each store location prior to lease expiration to determine if it will seek to negotiate a new lease for that particular location.

### Corporate Office and Distribution Center Facility

In fiscal 2002, the Company purchased its 210,000 square foot corporate office and distribution center facility, located in Plymouth, Minnesota. Prior to fiscal 2002, the Company leased this facility. The Company utilizes the entire facility for its corporate office and distribution center requirements. The Company's management believes its corporate office and distribution center facility to be sufficient to meet the Company's requirements for the foreseeable future.

## ITEM 3.
## LEGAL PROCEEDINGS

The Company is subject, from time to time, to various claims, lawsuits or actions that arise in the ordinary course of business. Although the amount of any liability that could arise with respect to any current proceedings cannot, in management's opinion, be accurately predicted, any such liability is not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

## ITEM 4.
## (REMOVED AND RESERVED)

There is no disclosure required under this Item.

## ITEM 4A.
## EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information regarding the executive officers of the Company as of May 3, 2010.

| Name | Age | Positions and Offices |
|---|---|---|
| Lorna E. Nagler | 53 | President and Chief Executive Officer |
| Rodney Carter | 52 | Executive Vice President and Chief Financial Officer |
| Susan C. Connell | 57 | Executive Vice President and Chief Merchandise Officer |
| Monica L. Dahl | 43 | Senior Vice President, Planning & Allocation and e-Commerce |
| Luke R. Komarek | 56 | Senior Vice President, General Counsel and Corporate Secretary |
| Keith Pickens | 51 | Senior Vice President, Information Technology and Chief Information Officer |

**Lorna E. Nagler** has served as President and Chief Executive Officer since August 2007. From 2004 to 2007, Ms. Nagler was President of Lane Bryant, a division of Charming Shoppes, Inc. She was President of Catherines Stores, also a division of Charming Shoppes, Inc., from 2002 to 2004. From 1996 to 2002, Ms. Nagler held various retail management positions with Kmart Corporation including Senior Vice President, General Merchandise Manager - Apparel and Jewelry from 2000 to 2002 and General Merchandise Manager, Divisional Vice President – Kids and Menswear from 1998 to 2000. From 1994 to 1996, Ms. Nagler was a Vice President, Divisional Merchandise Manager for Kids R Us. Ms. Nagler also has previous retail experience with Montgomery Ward and Main Street Department Stores.

**Rodney Carter** has served as Executive Vice President and Chief Financial Officer since June 2009. Mr. Carter was Executive Vice President, Chief Financial Officer and Chief Administrative Officer at Zale Corporation, an international jewelry company, from 2006 through January 2009, where he was responsible for the finance, accounting, real estate, and information technology areas. Prior to joining Zale Corporation, Mr. Carter was employed from 2004 to 2006 at PETCO Animal Supplies, Inc., a pet specialty retailer, where he served as Senior Vice President and Chief Financial Officer. From 2000 to 2003, Mr. Carter served as Executive Vice President and Chief Financial Officer with CEC Entertainment. From 1988 to 2000, Mr. Carter served in a variety of positions with J. C. Penney Company, ultimately serving as Chief Financial Officer of JCPenney Credit.

**Susan C. Connell** has served as Executive Vice President and Chief Merchandise Officer since July 2007. From 2003 to June 2007, she was Senior Vice President – General Merchandise Manager with Lane Bryant, a division of Charming Shoppes, Inc. Ms. Connell was Vice President – General Merchandise Manager of Motherhood Maternity for Mothers Work, Inc. from 2001 to 2002. From 2000 to 2001, Ms. Connell was Senior Vice President, Product Development for E Specialty Brands and from 1996 to 2000 Ms. Connell was a Divisional Merchandise Manager for G.H. Bass & Co. Ms. Connell was Director of Product Development for United Retail Group, Inc. from 1994 to 1996. From 1986 to 1994, Ms. Connell held various retail positions with Women's Specialty Retailing Group including General Merchandise Manager of Petite Sophisticate from 1993 to 1994.

**Monica L. Dahl** has served as Senior Vice President, Planning & Allocation & e-Commerce since August 2008. From December 2005 to July 2008, she was Executive Vice President and Chief Operating Officer. Ms. Dahl served as Vice President of Business Development from November 2004 to December 2005. Upon joining the Company in May 2004, Ms. Dahl was Director of Business Development. From January 1993 to April 2004, Ms. Dahl held various positions with Wilson's Leather including Director of Sourcing; Divisional Merchandise Manager Women's Apparel; Director of Merchandise Planning; and several positions in the Finance department. Ms. Dahl was with Arthur Andersen LLP from December 1987 to December 1992.

**Luke R. Komarek** has served as Senior Vice President, General Counsel since May 2007. He was named Corporate Secretary in August 2007. Prior to joining Christopher & Banks, Mr. Komarek served as General Counsel, Chief Compliance Officer and Secretary at PNA Holdings, LLC and Katun Corporation from March 2004 to May 2007. Previously, Mr. Komarek served as Vice President of Legal Affairs and Compliance at Centerpulse Spine-Tech Inc. from February 2003 to March 2004. Mr. Komarek was employed by FSI International, Inc., a semiconductor equipment company from 1995 to 2002, most recently serving as Vice President, General Counsel and Corporate Secretary.

**Keith Pickens** has served as Senior Vice President, Information Technology and Chief Information Officer since November 2009. From 2008 to October 2009, Mr. Pickens was the Managing Partner for Executive Advisory Services, his personal consulting business. Mr. Pickens served as Senior Vice President and Chief Information Officer at Claire's Stores, Inc. from 2004 to 2008. Mr. Pickens has also held various information technology management positions at TIBCO Software, Inc., Decisions Consultants, KPMG Consulting, Kohl's Department Stores and the Limited Corporation.

# PART II
# ITEM 5.

## MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange under the symbol "CBK". The quarterly high and low stock sales price information for the Company's common stock for fiscal 2010 and fiscal 2009 is included in the table below.

| | Market Price | |
|---|---|---|
| **Quarter Ended** | **High** | **Low** |
| February 27, 2010 | $7.86 | $5.64 |
| November 28, 2009 | $8.20 | $5.96 |
| August 29, 2009 | $8.64 | $5.32 |
| May 30, 2009 | $5.86 | $3.51 |
| February 28, 2009 | $5.97 | $2.75 |
| November 29, 2008 | $11.47 | $2.65 |
| August 30, 2008 | $10.90 | $6.74 |
| May 31, 2008 | $11.85 | $7.71 |

As of May 3, 2010, the Company had 111 holders of record of the Company's common stock and approximately 4,560 beneficial owners. The last reported sales price of the Company's common stock on May 3, 2010 was $10.60.

In fiscal 2004, the Company's Board of Directors declared the Company's first cash dividend. The declaration provided for an on-going cash dividend of $0.04 per share to be paid quarterly, subject to Board approval. In July 2006, the Company's Board of Directors authorized an increase in the quarterly cash dividend to $0.06 per share. The Company has declared and paid a dividend each quarter since the first declaration in fiscal 2004 and expects it will continue to pay a quarterly dividend in fiscal 2011. The Company's Board of Directors reviews and approves dividend payments on a quarterly basis.

In fiscal 2008, the Company's Board of Directors authorized and subsequently announced a one-year stock repurchase program enabling the Company to purchase up to $20.0 million of its common stock, subject to market conditions. As of May 24, 2008, the expiration date of the repurchase program, the Company had repurchased 948,800 shares of its common stock under the program for a total cost, including commissions, of approximately $12.1 million. No stock repurchases were made under the program in fiscal 2009. The Company made no stock repurchases and had no sales of unregistered equity securities in fiscal 2010.

**Comparative Stock Performance**

The graph below compares the cumulative total shareholder return on the common stock of the Company ("CBK") from February 26, 2005 to February 27, 2010 to the cumulative total stockholder return of (i) the S&P 500 Index and (ii) the S&P Apparel Retail Index. The comparisons assume $100 was invested on February 26, 2005 in the Company's common stock, the S&P 500 Index and the S&P Apparel Retail Index and also assumes that any dividends are reinvested.


140
120
100
80
60
40
20
0
2/26/2005
2/25/2006
3/3/2007
3/1/2008
2/28/2009
2/27/2010
CBK
S&P 500
Apparel Retail

# ITEM 6.
# SELECTED FINANCIAL DATA

The following selected financial data has been derived from the audited Consolidated Financial Statements of the Company and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K and the Consolidated Financial Statements and related notes appearing in Item 8 of this Form 10-K.

| | Fiscal Year Ended (in thousands, except per share amounts and selected operating data) | | | | |
|---|---|---|---|---|---|
| | **Feb. 27, 2010** | **Feb. 28, 2009** | **Mar. 1, 2008** | **Mar. 3, 2007[(1)]** | **Feb. 25, 2006** |
| **Income Statement Data:** | | | | | |
| Net sales | $ 455,402 | $ 530,742 | $ 560,912 | $ 533,156 | $ 479,067 |
| Merchandise, buying and occupancy costs | 289,134 | 341,734 | 341,928 | 318,971 | 282,426 |
| Selling, general and administrative expenses | 138,711 | 172,295 | 161,180 | 140,696 | 126,175 |
| Depreciation and amortization | 25,985 | 26,264 | 21,764 | 19,616 | 18,261 |
| Impairment of store assets | 2,939 | 4,557 | 411 | 330 | 11 |
| Operating income (loss) | (1,367) | (14,108) | 35,629 | 53,543 | 52,194 |
| Other income | 728 | 1,809 | 4,662 | 5,116 | 2,092 |
| Income (loss) from continuing operations before income taxes | (639) | (12,299) | 40,291 | 58,659 | 54,286 |
| Income tax provision (benefit) | (797) | (4,215) | 14,827 | 22,701 | 20,920 |
| Income (loss) from continuing operations | 158 | (8,084) | 25,464 | 35,958 | 33,366 |
| Loss from discontinued operations, net of income tax | - | (4,666) | (8,446) | (2,272) | (2,953) |
| Net income (loss) | $ 158 | $ (12,750) | $ 17,018 | $ 33,686 | $ 30,413 |
| Basic earnings (loss) per common share: | | | | | |
| Continuing operations | $ - | $ (0.23) | $ 0.71 | $ 0.96 | $ 0.93 |
| Discontinued operations | - | (0.13) | (0.24) | (0.06) | (0.08) |
| Earnings (loss) per basic share | $ - | $ (0.36) | $ 0.48 | $ 0.90 | $ 0.85 |
| Basic shares outstanding | 35,141 | 35,097 | 35,772 | 37,307 | 35,907 |
| Diluted earnings (loss) per common share: | | | | | |
| Continuing operations | $ - | $ (0.23) | $ 0.71 | $ 0.95 | $ 0.92 |
| Discontinued operations | - | (0.13) | (0.24) | (0.06) | (0.08) |
| Earnings (loss) per diluted share | $ - | $ (0.36) | $ 0.47 | $ 0.89 | $ 0.84 |
| Diluted shares outstanding | 35,217 | 35,097 | 35,852 | 37,761 | 36,220 |
| Dividends per share | $ 0.24 | $ 0.24 | $ 0.24 | $ 0.20 | $ 0.16 |

(1) The year ended March 3, 2007 consisted of 53 weeks. All other years presented consisted of 52 weeks.

| | Feb. 27, 2010 | Feb. 28, 2009 | Mar. 1, 2008 | Mar. 3, 2007[1] | Feb. 25, 2006 |
|---|---|---|---|---|---|
| **Balance Sheet Data (at end of each period in thousands):** | | | | | |
| Cash, cash equivalents | | | | | |
| and short-term investments | $ 99,324 | $ 78,814 | $ 78,492 | $ 102,266 | $ 92,385 |
| Merchandise inventory | 38,496 | 38,828 | 43,840 | 52,355 | 37,871 |
| Long-term investments | 13,622 | 16,400 | 23,350 | — | — |
| Total assets | 267,297 | 290,142 | 311,792 | 307,323 | 263,463 |
| Long-term debt | — | — | — | — | — |
| Stockholders' equity | 193,730 | 200,223 | 218,827 | 225,765 | 192,793 |
| Working capital | 108,321 | 94,059 | 95,968 | 128,854 | 104,856 |
| **Selected Operating Data:** | | | | | |
| Same-store sales increase (decrease) [2] | (15%) | (12%) | 1% | 1% | 1% |
| Stores at end of period | 806 | 815 | 837 | 778 | 705 |
| Net sales per gross square foot [3] | $ 156 | $ 188 | $ 215 | $ 219 | $ 216 |

(1) The year ended March 3, 2007 consisted of 53 weeks. All other years presented consisted of 52 weeks.

(2) Same-store sales data is calculated based on the change in net sales for stores that have been open for more than 13 full months and includes stores, if any, that have been relocated within the same mall. The Company typically does not expand or relocate stores within a mall. Stores where square footage has been changed by more than 25 percent are excluded from the same-store sales calculation. Stores closed during the year are included in the same-store sales calculation only for the full months of the year during which the stores were open. In addition, sales which are initiated in stores but fulfilled through the Company's e-Commerce websites are included in the calculation of same store sales.

(3) The computation of net sales per gross square foot includes stores which were open for all 12 months of the fiscal year. Relocated and expanded stores, if any, are included in the calculation.

## ITEM 7.
## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes of the Company included in Item 8 of this Form 10-K.

**Executive Overview**

Christopher & Banks Corporation, a Delaware corporation, is a Minneapolis-based retailer of women's apparel, which operates retail stores through its wholly-owned subsidiaries. The Company's fiscal year ends on the Saturday nearest February 28. The fiscal years ended February 27, 2010 ("fiscal 2010"), February 28, 2009 ("fiscal 2009") and March 1, 2008 ("fiscal 2008") each consisted of 52 weeks.

As of May 3, 2010, the Company operated 797 stores in 46 states, including 533 Christopher & Banks stores, 262 C.J. Banks stores, and two dual stores. The Company's Christopher & Banks stores offer distinctive fashions featuring exclusively designed, coordinated assortments of women's apparel in sizes four to 16. The Company's C.J. Banks stores offer similar assortments of women's apparel in sizes 14W to 26W. The Company's dual stores offer an assortment of both Christopher & Banks and C.J. Banks apparel servicing the petite, misses and plus size customer in one store. The company also operates e-Commerce web sites for its two brands at www.christopherandbanks.com and www.cjbanks.com which, in addition to offering the apparel found in the Company's stores, also offer exclusive sizes and styles available only online.

The Company strives to provide its customers with quality apparel at a great value and a consistent fit with wardrobing versatility. The Company's overall strategy for its two brands, Christopher & Banks and C.J. Banks, is to offer a compelling, evolving assortment of apparel through its stores and e-Commerce web sites in order to satisfy its customers' expectations for style, quality, value and fit, while providing exceptional, personalized customer service.

The Company has competitively positioned itself to offer merchandise assortments balancing unique, novelty apparel with more classic, basic styles, at affordable prices. To differentiate itself from its competitors, the Company's buyers, working in conjunction with the Company's internal design group, strive to create a merchandise assortment of coordinated outfits, the majority of which is manufactured exclusively for the Company under its proprietary Christopher & Banks and C.J. Banks brand names.

The Company's results of operations for fiscal 2010 continued to be impacted by the challenging macro-economic environment, particularly in the first half of the year. Continued instability in the housing market and relatively high levels of unemployment, combined with general economic uncertainty, negatively impacted consumer spending patterns, particularly for discretionary retail purchases. Reduced customer traffic at the Company's stores led to fewer average transactions and a 15% decline in same store sales for the year. As the year progressed, an increase in the average transaction value and improved conversion rates (the percentage of customers who enter the Company's stores and make a purchase) drove sequential improvements in same store sales each quarter.

Despite the pressure on sales, the Company ended the year with better than anticipated gross margins and cost savings that significantly exceeded its plans for the year. Strong inventory disciplines resulted in reduced markdown levels and improved gross profit in the third and fourth quarters of fiscal 2010, as compared to the first two quarters of the year and the third and fourth quarters of fiscal 2009. In addition, reductions in occupancy and freight expenses benefited gross margins throughout the year. One of the Company's top fiscal 2010 initiatives was to control costs, particularly selling, general and administrative ("SG&A") expenses. Considerable reductions in store payroll and other store-related operating expenses, combined with reduced marketing expenditures, travel, benefits and information technology-related costs, resulted in approximately $34 million in SG&A savings for the year, which substantially exceeded the Company's initial plans to save more than $15 million of SG&A expenses in fiscal 2010.

The Company also maintained a strong balance sheet in fiscal 2010 despite the difficult economy. Cash, cash equivalents, and short and long-term investments increased by $18 million during the year from approximately $95 million at the end of fiscal 2009 to approximately $113 million at the end of fiscal 2010. In addition, the Company had no borrowings against its credit facility with Wells Fargo Bank or with any other lenders in fiscal 2010 and fiscal 2009.

Although the economic environment posed challenges to the Company's business in fiscal 2010, considerable progress was made on various operational initiatives. In addition to significantly reducing SG&A and other expenses during the year, the Company took a conservative approach to store growth. Fiscal 2010 capital expenditures totaled $6 million, one-third of the approximately $18 million of capital expenditures in fiscal 2009. The Company opened five new stores in fiscal 2010, including one Christopher & Banks store, three C.J. Banks stores and it first dual store. Nine Christopher & Banks stores and five C.J. Banks locations were closed during the year.

The Company effectively managed inventory levels during the year. On a per-store basis, excluding e-Commerce, merchandise inventories were down over 20% in the first, second and third quarters when compared to the prior year periods. In addition, the Company ended fiscal 2010 with inventories down approximately 3% on a per-store basis when compared to the end of fiscal 2009. The Company's inventory levels began to rebound in the fourth quarter of fiscal 2010 in line with management's expectations for improvements in same store sales results. Aside from reducing inventories in fiscal 2010, the Company continued to enhance inventory productivity through SKU rationalization and improved store assortment planning based on sales volume, climate, size and fashion preferences, which resulted in greater gross profit generated on lower sales and inventory levels in the third and fourth quarters.

The Company continued to strengthen its CRM capabilities during fiscal 2010. The Company has completed its migration to a new CRM database management system which is designed to ensure better customer data consistency across all channels, provide more robust customer and marketing analytics and enable management of more complex and segmented communications campaigns. In addition, the Company plans to continue to accumulate and incorporate customer data into its existing and new CRM programs to drive additional customer traffic to its stores and web sites, encourage cross-shopping between its stores and online sites and increase overall brand awareness.

In addition to maximizing its CRM capabilities, the Company continued to increase its focus on grass roots marketing efforts in fiscal 2010. These special events, many of which are coordinated at the store level, are designed to create a sense of community in the Company's stores that reward customer loyalty while giving the Company an opportunity to attract new customers. These efforts have been particularly effective in the smaller markets that have traditionally been the foundation of the Company's success.

**Fiscal 2011 Outlook**

In addition to approaching all of the Company's operations with continued financial discipline and rigor, the Company is placing additional focus on the following key initiatives in fiscal 2011.

*Increasing store productivity*

The Company introduced edited assortments, or "capsules," of its C.J. Banks plus size merchandise in a select test group of 30 Christopher & Banks stores ("capsule stores") in the fall of fiscal 2010. The C.J. Banks assortments were added to the capsule stores without a reduction in the Christopher & Banks merchandise assortment. Based on the improved productivity and same store sales performance at the capsule stores, as compared to the balance of the chain, the Company plans to open approximately 30 additional capsule stores in the early fall of fiscal 2011, nearly doubling the number of its capsule stores.

The Company opened its first dual store during the second quarter of fiscal 2010 and its second dual store in the first quarter of fiscal 2011. These stores offer merchandise from both of the Company's Christopher & Banks and C.J. Banks brands, and all three size ranges, misses, petite and plus, within each store, resulting in a greater opportunity to service the Company's customers while increasing productivity and enhancing operating efficiencies. The Company plans to continue to monitor the performance of its dual stores and open at least five additional new dual stores during fiscal 2011.

In an effort to drive productivity at all stores, the Company increased its focus on customer service in fiscal 2010 and plans to enhance this focus through more engaged store teams in fiscal 2011. The Company is striving to enhance the customer experience by encouraging its store managers, or "shopkeepers," to provide more personalized selling and service to its customers. The Company has further enhanced its customer experience by providing an in-store e-Commerce ordering system which allows store associates to provide customers with a broader selection of merchandise, including select buys and special sizes and lengths available only online.

*Brand differentiation and messaging*

In fiscal 2011, the Company plans to place a greater emphasis on marketing. In March 2010, the Company launched its Friendship Rewards loyalty program. Friendship Rewards is a point-based program where members earn points based on purchases. After reaching a certain level of accumulated points, members are rewarded with a certificate which may be used for purchases at the Company's stores or online web sites. Program members will also be kept up-to-date on new product deliveries, special events and promotions to entice them to shop in the Company's stores and visit its websites. The Company also plans to enhance its CRM customer segmentation capabilities, including further refining its direct mail strategy to more precisely design and target customer mailings.

The Company continues to capture a constant flow of customer feedback and to react accordingly. In fiscal 2011, the Company expects to hold customer focus groups on a quarterly basis and conduct frequent online surveys and product fit clinics to gain ongoing insights into customer needs. In addition, the Company will continue to solicit input from its shopkeepers regarding customer feedback and to design and conduct grassroots marketing efforts.

*Merchandising*

In fiscal 2011, the Company plans to continue to identify, test and, if successful, introduce new product categories in an effort to increase spending by existing customers and to attract new customers to its brands. Based on product tests conducted in fiscal 2010, the Company recently rolled out a new assortment of jewelry to all of its stores in the beginning of fiscal 2011 and plans to increase the size of its jewelry assortment throughout the year. In addition to the jewelry rollout, the Company plans to execute several tests of other new product categories in fiscal 2011, including outerwear, sleepwear and extended sizes of other merchandise.

*Growth of e-Commerce channel*

The Company plans to continue to grow its Christopher & Banks and C.J. Banks e-Commerce businesses in fiscal 2011, which have operated profitably since February 2008. Focus will be placed on converting additional customers into multi-channel shoppers and leveraging the branding benefits the e-Commerce channel can provide. The Company also plans to grow its e-Commerce business through increasing its online customer base and continuing to use the channel to test further product line and size extensions.

*Infrastructure efficiency*

The Company is in the final stages of building a scalable, cost-effective and fully-integrated information technology infrastructure. While there will be normal, ongoing enhancement and investments, such as the completion of the Company's rollout of upgraded point-of-sale hardware and software to all stores and implementation of a new product lifecycle management system in fiscal 2011, it does not anticipate any additional significant capital investments in the near term.

**Key Performance Indicators**

The Company's management evaluates the following items, which are considered key performance indicators, in assessing the Company's performance:

*Same-store sales*

The Company's same-store sales data is calculated based on the change in net sales for stores that have been open for more than 13 full months and includes stores, if any, that have been relocated within the same mall, though the Company typically does not expand or relocate stores within a mall. Stores where square footage has been changed by more than 25 percent are excluded from the same-store sales calculation. Stores closed during the year are included in the same-store sales calculation only for the full months of the year the stores were open. In addition, sales which are initiated in stores but fulfilled through the Company's e-Commerce websites are included in the calculation of same store sales.

Management considers same-store sales to be an important indicator of the Company's performance. Same-store sales results are important in achieving leveraging of costs, including store payroll, store occupancy, depreciation and other general and administrative expenses. Year-over-year increases in same-store sales contribute to greater leveraging of costs, while declining same-store sales contribute to deleveraging of costs. Same-store sales results also have a direct impact on the Company's total net sales, cash, cash equivalents, investments and working capital.

*Merchandise, buying and occupancy costs*

Merchandise, buying and occupancy costs, exclusive of depreciation and amortization, measure whether the Company is appropriately optimizing the price of its merchandise. Merchandise, buying and occupancy costs include the cost of merchandise, markdowns, shrink, freight into and out from the Company's distribution center, buyer and distribution center salaries, buyer travel, rent and other occupancy-related costs, various merchandise design and development costs, miscellaneous merchandise expenses and other costs related to the Company's distribution network.

*Operating income*

The Company's management views operating income as a key indicator of the Company's success. The key drivers of operating income are same-store sales, merchandise, buying and occupancy costs and the Company's ability to control its other operating costs.

*Store productivity*

Store productivity measures, including sales per square foot, average unit retail selling price, average number of transactions per store, number of units per transaction, average retail dollars per transaction, customer traffic and conversion rates are evaluated by management in assessing the operational performance of individual stores and of the Company.

*Inventory turnover*

The Company's management evaluates inventory turnover as a measure of how productively inventory is bought and sold. Inventory turnover is important as it can signal slow-moving inventory, which can be critical in determining the need to take markdowns on merchandise.

*Cash flow and liquidity*

Management evaluates free cash flow and cash flow from operations, investing activities and financing activities in determining the sufficiency of the Company's cash position. Cash flow from operations has historically been sufficient to provide for the Company's uses of cash. The Company expects its cash, cash equivalents and short and long-term investments, combined with cash flows from operations, to be sufficient to fund anticipated capital expenditures, working capital and other requirements for liquidity during fiscal 2011.

**Results of Operations**

The following table sets forth consolidated income statement data expressed as a percentage of net sales for the last three fiscal years and should be read in conjunction with "Selected Financial Data" in Item 6 of this Form 10-K.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Net sales | 100.0 % | 100.0 % | 100.0 % |
| Merchandise, buying and occupancy costs | 63.5 | 64.4 | 60.9 |
| Selling, general and administrative expenses | 30.5 | 32.4 | 28.7 |
| Depreciation and amortization | 5.7 | 4.9 | 3.9 |
| Impairment of store assets | 0.6 | 0.9 | 0.1 |
| Operating income (loss) | (0.3) | (2.6) | 6.4 |
| Other income, net | 0.1 | 0.3 | 0.8 |
| Income (loss) from continuing operations before income taxes | (0.2) | (2.3) | 7.2 |
| Income tax provision (benefit) | 0.2 | (0.8) | 2.7 |
| Net income (loss) from continuing operations | 0.0 | (1.5) | 4.5 |
| Loss from discontinued operations, net of tax | - | (0.9) | (1.5) |
| Net income (loss) | 0.0 % | (2.4) % | 3.0 % |

## Fiscal 2010 Compared to Fiscal 2009

***Net Sales.*** Net sales from continuing operations for the 52-week period ended February 27, 2010 were $455.4 million, a decrease of $75.3 million or 14%, from net sales from continuing operations of $530.7 million for the 52-week period ended February 28, 2009. The Company's sales were negatively impacted in fiscal 2010 by the challenging macro-economic environment and related factors. In particular, continued instability in the housing market and higher levels of unemployment, combined with general economic uncertainty, negatively impacted consumer spending patterns, particularly for discretionary retail purchases.

The Company's same store sales declined 15% for the fiscal year ended February 27, 2010, when compared to the fiscal year ended February 28, 2009. This decrease was primarily due to reduced customer traffic at the Company's stores resulting in fewer transactions per store and fewer units sold overall, partially offset by an increase in average unit retail selling price. The decline in same-store sales was partially offset by an increase in revenues generated by the Company's two e-Commerce websites. The Company also operated fewer stores in fiscal 2010 as compared to fiscal 2009, ending the year with 806 stores as of February 27, 2010, compared to 815 stores at February 28, 2009.

***Merchandise, Buying and Occupancy Costs.*** Merchandise, buying and occupancy costs, exclusive of depreciation and amortization, were $289.1 million, or 63.5% of net sales, in fiscal 2010, compared to $341.7 million, or 64.4% of net sales, during fiscal 2009, resulting in approximately 90 basis points of improvement in the Company's gross profit margin.

The Company's merchandise margins improved by approximately 250 basis points in fiscal 2010 as reduced markdown levels in the third and fourth quarters more than offset the impact of elevated promotional activity in the first and second quarters of the year. Strict inventory discipline was exercised throughout fiscal 2010, resulting in fewer markdowns needed to clear excess inventory. The improved merchandise margins were partially offset by approximately 160 basis points of deleveraging of buying and occupancy costs associated with the Company's 15% decline in same store sales.

***Selling, General and Administrative Expenses.*** Selling, general and administrative expenses for the fiscal year ended February 27, 2010 were $138.7 million, or 30.5% of net sales, compared to $172.3 million, or 32.4% of net sales, for the fiscal year ended February 28, 2009, resulting in a 190 basis point decrease as a percent of net sales in fiscal 2010, compared to fiscal 2009.

SG&A expenses were reduced by $33.6 million in fiscal 2010 compared to fiscal 2009, primarily as a result of the Company's cost reduction initiatives. Significant savings were realized in store payroll and other store-related operating expenses, which accounted for most of the positive leverage of SG&A expenses in fiscal 2010. In addition, the Company had savings in marketing expenditures, travel, corporate salaries, benefits and information technology related costs. Approximately $4.0 million of the reduction in SG&A expenses in fiscal 2010, particularly in the second quarter, resulted from one-time unplanned savings related to legal settlements and insurance proceeds.

***Depreciation and Amortization.*** Depreciation and amortization was $26.0 million, or 5.7% of net sales, in fiscal 2010, compared to $26.3 million, or 4.9% of net sales, in fiscal 2009. The decrease in the amount of depreciation and amortization resulted from a reduction of capital expenditures in fiscal 2010 compared to fiscal 2009. Capital expenditures for 2010 totaled $6.0 million, compared to $18.4 million in fiscal 2009. In addition, the Company's depreciable asset base was reduced as a result of asset impairment charges recognized in fiscal 2009.

***Impairment of Store Assets.*** As a result of the annual impairment analysis performed in the fourth quarter of fiscal 2010, the Company recorded long-lived store-level asset impairment charges of $2.9 million related to underperforming Christopher & Banks and C.J. Banks stores, compared to $4.6 million of store-level asset impairment charges in fiscal 2009. A portion of the asset impairment charge in fiscal 2010 related to write-offs of the remaining book value of underperforming stores to be closed in the first half of fiscal 2011.

***Operating Loss.*** As a result of the foregoing factors, the Company reported an operating loss of $1.4 million, or 0.3% of net sales, for the 52 weeks ended February 27, 2010, compared to an operating loss of $14.1 million, or 2.6% of net sales, for the 52 weeks ended February 28, 2009.

***Other Income.*** For the fiscal year ended February 27, 2010, other income included interest income of approximately $0.4 million and gains on investments of approximately $0.3 million. For the fiscal year ended February 28, 2009, other income included interest income of $2.2 million, offset by approximately $0.4 million of unrealized losses on long-term investments. The decrease in interest income resulted from lower interest rates on cash, cash-equivalents and short and long-term investments in fiscal 2010 compared to fiscal 2009.

***Income Taxes.*** The Company recorded an income tax benefit of $0.8 million, with an effective tax rate of 124.7%, in fiscal 2010, compared to an income tax benefit of $4.2 million, with an effective tax rate of 34.3%, in fiscal 2009. Due to the Company's near break even results for the year, small discrete tax items and state tax considerations had a significant impact the Company's annual effective tax rate.

***Income (Loss) From Continuing Operations.*** As a result of the foregoing factors, the Company reported income from continuing operations of $0.2 million, or 0.0% of net sales, for the twelve months ended February 27, 2010, compared to a loss from continuing operations of $8.1 million, or 1.5% of net sales, for the twelve months ended February 28, 2009.

***Loss from Discontinued Operations, Net of Tax.*** The Company reported a loss from discontinued operations of $4.7 million, net of a tax benefit of $3.6 million, for the fiscal year ended February 28, 2009. In addition to store-level operating losses, the loss from discontinued operations for the twelve months ended February 28, 2009 included approximately $4.3 million of lease termination costs, $1.2 million of long-lived store asset impairment charges, $0.3 million of severance costs and $0.3 million of inventory write-offs, all of which were incurred in connection with exiting the Acorn division business. There were no expenses recorded related to discontinued operations for the year ended February 27, 2010.

***Net Income (Loss).*** As a result of the foregoing factors, the Company recorded net income of $0.2 million, or 0.0% of net sales and $0.00 per diluted share, for the year ended February 27, 2010 compared to a net loss of $12.8 million, or 2.4% of net sales and ($0.36) per diluted share, for the fiscal year ended February 28, 2009.

## Fiscal 2009 Compared to Fiscal 2008

***Net Sales.*** Net sales from continuing operations for the 52-week period ended February 28, 2009 were $530.7 million, a decrease of $30.2 million or 5.4%, from net sales from continuing operations of $560.9 million for the 52-week period ended March 1, 2008. The decrease in net sales from continuing operations was a result of a decline in same-store sales, partially offset by sales generated from an increase in the number of stores operated by the Company. In addition, the Company generated sales from its two e-Commerce web sites for all 52 weeks of fiscal 2009, while only one of its web sites was operational for two weeks in fiscal 2008.

The Company's same-store sales from continuing operations for the fiscal year ended February 28, 2009 declined 12% when compared to the fiscal year ended March 1, 2008. The decline in same-store sales resulted from an approximate 11% decrease in the average number of transactions per store combined with a slight decrease in the value per average transaction. Average units sold per transaction were essentially flat in fiscal 2009 compared to fiscal 2008.

In fiscal 2009, management believes the Company's sales were negatively impacted by the extremely challenging domestic macro-economic environment, which worsened as the year progressed. Continued and growing instability in the housing, credit, stock and financial markets, and increasing general economic uncertainty, placed pressure on consumer spending patterns, which resulted in reduced customer traffic and a lower rate of conversion. Management responded to the declining number of average transactions per store by significantly increasing the level of promotional activity during the third and fourth quarters of fiscal 2009.

Excluding Acorn, the Company operated an average of approximately 5% more stores during fiscal 2009 compared to fiscal 2008, which partially offset the 12% decline in same-store sales. As of February 28, 2009, the Company operated 815 Christopher & Banks and C.J. Banks stores, compared to 800 Christopher & Banks and C.J. Banks stores at March 1, 2008.

***Merchandise, Buying and Occupancy Costs.*** Merchandise, buying and occupancy costs, exclusive of depreciation and amortization, were $341.7 million, or 64.4% of net sales, in fiscal 2009, compared to $341.9 million, or 60.9% of net sales, during fiscal 2008. This resulted in approximately 350 basis points of negative leverage compared to the prior year. Merchandise margins eroded by approximately 140 basis points, primarily due to increased promotional activity in the third and fourth quarters. The Company responded aggressively to increased top line pressure resulting from reduced customer traffic and conversion rates in the second half of the year by significantly increasing promotional activity. In addition, there was approximately 190 basis points of deleveraging of occupancy and buying expenses experienced in connection with the 12% decline in same-store sales. Expenses associated with the Company's e-Commerce division in fiscal 2009, which operated only one site for a two-week period in fiscal 2008, were partially offset by positive leverage gained from savings in freight expense.

Higher markdowns taken in the third and fourth quarters of fiscal 2009 resulted in a 12% decrease in merchandise inventories on a per-store basis as of February 28, 2009, compared to March 1, 2008. The decrease in inventory levels resulted in an improvement in inventory turnover for the year. The Company's retail inventory turnover increased to 3.2 for the twelve months ended February 28, 2009 from 3.1 for the twelve months ended March 1, 2008.

***Selling, General and Administrative Expenses.*** Selling, general and administrative expenses for the fiscal year ended February 28, 2009 were $172.3 million, or 32.4% of net sales, compared to $161.2 million, or 28.7% of net sales, for the fiscal year ended March 1, 2008, resulting in an approximate 370 basis point increase in selling, general and administrative expenses as a percent of net sales in fiscal 2009, compared to fiscal 2008. This increase resulted from approximately 150 basis points of negative leverage of administrative and store-level salaries, 60 basis points of negative leverage of expenses associated with the Company's e-Commerce division, which began operating only one site for a two-week period at the end of fiscal 2008, 55 basis points of negative leverage due to increased marketing expenditures related to the Company's ongoing initiative to build brand awareness, 55 basis points of negative leverage related to higher self-insured medical costs, 45 basis points of negative leverage resulting from increased information technology support fees related to the Company's efforts to upgrade and

enhance critical components of its information systems, 25 basis points of negative leverage related to severance costs associated with the Company's field reorganization and the workforce reduction at its corporate office and distribution center and 20 basis points of negative leverage of other SG&A expenses; this was offset, in part, by approximately 40 basis points of positive leverage related to $2.1 million of CEO transition-related expenses incurred by the Company in fiscal 2008, with no comparable costs incurred in fiscal 2009.

***Depreciation and Amortization.*** Depreciation and amortization was $26.3 million, or 4.9% of net sales, in fiscal 2009, compared to $21.8 million, or 3.9% of net sales, in fiscal 2008. The increase in depreciation and amortization expense was a result of capital expenditures made by the Company over the past year. The Company opened 29 new stores in fiscal 2009, installed new point-of-sale registers at 550 of its stores in the first quarter, and made other information technology-related improvements at its corporate office and distribution center facility during the fiscal year.

***Impairment of Store Assets.*** As a result of the annual impairment analysis performed in the fourth quarter of fiscal 2009, the Company recorded long-lived store-level asset impairment charges of $4.6 million related to underperforming Christopher & Banks and C.J. Banks stores, compared to $411,000 in fiscal 2008.

***Operating Income (Loss).*** As a result of the foregoing factors, the Company reported an operating loss of $14.1 million, or 2.6% of net sales for the 52 weeks ended February 28, 2009, compared to operating income of $35.6 million, or 6.4% of net sales, for the 52 weeks ended March 1, 2008.

***Other Income.*** For the fiscal year ended February 28, 2009, other income included interest income of $2.2 million, offset by approximately $350,000 of unrealized losses on long-term investments. In fiscal 2008, other income consisted solely of $4.7 million of interest income. The decrease in interest income resulted from lower interest rates on cash, cash-equivalents and long-term investments in fiscal 2009 compared to fiscal 2008.

***Income Taxes.*** The Company recorded an income tax benefit of $4.2 million, with an effective tax rate of 34.3%, in fiscal 2009, compared to income tax expense of $14.8 million, with an effective tax rate of 36.8%, in fiscal 2008. The decrease in the effective tax rate primarily resulted from the impact of permanent timing differences and state income taxes.

***Income (Loss) From Continuing Operations.*** As a result of the foregoing factors, the Company reported a loss from continuing operations of $8.1 million, or 1.5% of net sales, for the twelve months ended February 28, 2009, compared to income from continuing operations of $25.5 million, or 4.5% of net sales, for the twelve months ended March 1, 2008.

***Loss from Discontinued Operations, Net of Tax.*** The Company reported a loss from discontinued operations of $4.7 million, net of a tax benefit of $3.6 million, for the fiscal year ended February 28, 2009, compared to $8.4 million, net of a tax benefit of $5.3 million, for the fiscal year ended March 1, 2008. In addition to store-level operating losses, the loss from discontinued operations for the twelve months ended February 28, 2009 included approximately $4.3 million of lease termination costs, $1.2 million of long-lived store asset impairment charges, $0.3 million of severance costs and $0.3 million of inventory write-offs, all of which were incurred in connection with exiting the Acorn division business. In fiscal 2008, the loss from discontinued operations included store-level operation losses, $6.5 million of long-lived asset impairment charges, $0.4 million of impairment charges related to intangible assets and $3.5 million of goodwill impairment charges.

***Net Income (Loss).*** As a result of the foregoing factors, the Company recorded a net loss of $12.8 million, or 2.4% of net sales and $0.36 per diluted share, for the fiscal year ended February 28, 2009, compared to net income of $17.0 million, or 3.0% of net sales and $0.47 per diluted share, for the fiscal year ended March 1, 2008.

**Liquidity and Capital Resources**

The Company's principal on-going cash requirements are to fund working capital needs, such as purchasing merchandise inventory, financing the construction of new stores, remodeling certain existing stores and making information technology-related and other capital expenditures. Merchandise purchases vary on a seasonal basis, peaking in the fall. As a result, the Company's cash requirements historically reach their peak in October or November, during the Company's third fiscal quarter. Conversely, the Company's cash balances peak in January, during the Company's fourth fiscal quarter, after the holiday season is completed.

*Net cash provided by operating activities*

Net cash provided by operating activities totaled $35.9 million in fiscal 2010, an increase of $13.8 million from $22.1 million in fiscal 2009. The increase was primarily a result of a decrease in income taxes receivable and proceeds from the sales of trading securities, partially offset by a decrease in accounts payable. In addition, the Company reported net income of $0.2 million in fiscal 2010 compared to a net loss of $12.8 million in fiscal 2009.

Significant fluctuations in the Company's working capital accounts included an $18.2 million decrease in income taxes receivable, a $5.0 million decrease in accounts payable, a $3.9 million decrease in deferred lease incentives and a $2.9 million decrease in accrued liabilities. In addition, the company received $4.6 million from the sale of trading securities. The decrease in income taxes receivable resulted from refunds received on estimated income tax payments made in the first and second quarters of fiscal 2009, combined with net operating loss carrybacks. The decrease in accounts payable was primarily the result of changes in the company's merchandise inventory payment terms implemented in fiscal 2010. Accrued liabilities decreased due to reductions in gift card liabilities, un-invoiced merchandise receipts, severance liabilities and self-insured medical and workers compensation insurance liabilities. The amount of deferred lease incentives declined in fiscal 2010 as amortization of tenant allowances exceeded additions related to new store openings, combined with write-offs of unamortized tenant allowances associated with stores closed in fiscal 2010.

The remainder of the change in cash provided by operating activities was substantially the result of fiscal 2010 net income of $0.2 million, after adjusting for non-cash charges, including depreciation and amortization expense, store-level asset impairment charges, deferred income taxes, stock-based compensation expense, loss on the disposal of furniture, fixtures and equipment, losses on investments and various other changes in the Company's other operating assets and liabilities.

*Net cash used in investing activities*

Net cash used in investing activities in fiscal 2010 included approximately $6.0 million of capital expenditures and net purchases of available-for-sale securities of $63.2 million. The Company opened five new stores during fiscal 2010. The Company also made other investments in its stores, corporate office and distribution center facility during the fiscal year ended February 27, 2010.

The Company expects to fund approximately $12 million to $14 million of capital expenditures in fiscal 2011 to open approximately ten new stores as well as to make further information-technology related improvements at its stores and corporate office. In addition, a portion of the fiscal 2011 capital expenditures are expected to pertain to stores planned to open in the first quarter of fiscal 2012.

*Net cash used in financing activities*

Net cash of $8.5 million was used in financing activities in fiscal 2010 as the Company declared and paid four quarterly cash dividends of $0.06 per share. The Company's Board of Directors authorizes dividend payments on a quarterly basis.

The Company had approximately $113 million of cash, cash equivalents and short and long-term investments at February 27, 2010. The Company anticipates its cash, cash equivalents and short and long-term investments, combined with cash flows from operations, will be sufficient to meet its capital expenditure, working capital and other liquidity requirements for fiscal 2011.

*Credit facility*

The Company maintains an Amended and Restated Revolving Credit Facility (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") which expires on June 30, 2011. The Credit Facility provides the Company with revolving credit loans and letters of credit of up to $50 million, in the aggregate, subject to a borrowing base formula based on inventory levels.

Loans under the Credit Facility bear interest at the prime rate minus 0.25%. As of February 27, 2010, the prime rate was 3.25%. The Credit Facility also provides the Company with the ability to borrow under the Credit Facility at an interest rate tied to the London Interbank Market Offered Rate ("LIBOR"). Advances under the LIBOR option would be tied to the one, three or six month LIBOR rate, based on the length of time the corresponding advance is outstanding.

Interest under the Credit Facility is payable monthly in arrears. The Credit Facility carries a facility fee of 0.25%, based on the unused portion of the facility as defined in the agreement, a collateral monitoring fee and a guaranteed service charge. Borrowings under the Credit Facility are collateralized by the Company's equipment, intangible assets, inventory, inventory letters of credit and letter of credit rights. The Company had no revolving credit loan borrowings under the Credit Facility during fiscal 2010. Historically, the Credit Facility has been utilized by the Company only to open letters of credit to facilitate the import of merchandise. The borrowing base at February 27, 2010 was $23.9 million. As of February 27, 2010, the Company had open on-demand letters of credit in the amount of $1.3 million. Accordingly, the availability of revolving credit loans under the Credit Facility was $22.6 million at February 27, 2010.

The Credit Facility contains certain restrictive covenants, including restrictions on incurring additional indebtedness and limitations on certain types of investments, as well as requiring the maintenance of certain financial covenants. As of February 27, 2010, the most recent measurement date, the Company was in compliance with all of these restrictive covenants under the Credit Facility.

*Auction Rate Securities*

The Company had approximately $12.8 million of short-term trading securities as of February 27, 2010, which consisted solely of $14.8 million of ARS at cost, less a fair value adjustment of approximately $2.0 million. As of February 28, 2009, the Company had approximately $16.4 million of long-term trading securities, which consisted solely of $19.5 million of ARS at cost, less a fair value adjustment of approximately $3.1 million. The fair value of the ARS was determined utilizing a discounted cash flow method based on market rates and an estimated period of time the ARS are expected to be held.

Substantially all of the Company's ARS are collateralized by student loans. As of February 27, 2010, approximately 90% of its ARS had AAA (Standard & Poor's), Aaa (Moody's), or AAA (Fitch) credit ratings. As of February 27, 2010, the repayment of approximately 80% of the student loans, which serve as collateral for the ARS held by the Company, was substantially backed by the United States government. Until February 2008, the ARS market was liquid and auctions for ARS held by the Company did not fail. However, beginning in February 2008, auctions for the ARS held by the Company began to fail and have continued to fail up to and as of the date of this report. Based on current market conditions, management believes that it is likely that auctions related to the Company's ARS will continue to be unsuccessful for the near term. Unsuccessful auctions have limited the Company's ability to access these funds.

All of the ARS owned by the Company were purchased through UBS Financial Services, Inc., a subsidiary of UBS AG ("UBS") and are held, for the benefit of the Company, by UBS. In November 2008, the Company accepted a settlement offer from UBS to restore liquidity to its clients who hold ARS. The settlement grants the Company certain ARS rights. These ARS rights provide the Company the ability to redeem its ARS at par during a two-year time period beginning June 30, 2010. During this time, the Company may choose to continue to hold some, or all, of its ARS and earn interest or sell some, or all, of its ARS to UBS at par plus accrued interest. The ARS rights are not transferable, tradable or marginable and will not be listed or quoted on any securities exchange or any electronic communications network. As the Company has the ability and intent to redeem its ARS at June 30, 2010, it reclassified the ARS to short-term investments as of August 29, 2009.

Upon acceptance of the settlement offer, the Company classified its ARS as trading securities and elected to record the ARS rights at fair value on a recurring basis utilizing significant unobservable inputs in accordance with ASC 820-10, "Fair Value Measurements and Disclosures." The fair value of the ARS rights was estimated utilizing the Black-Scholes option pricing model and the forward contract method. As of February 27, 2010, the fair value of the ARS rights was determined to be approximately $2.0 million and the ARS rights were recorded within other current assets on the consolidated financial statements. As of February 28, 2009, the fair value of the ARS rights was determined to be approximately $2.7 million and the ARS rights were recorded within other non-current assets on the consolidated financial statements. Approximately $4.6 million and $5.1 million of the Company's ARS were redeemed by the issuers in fiscal 2010 and fiscal 2009, respectively.

*Contractual Obligations*

The following table summarizes the Company's contractual obligations at February 27, 2010 (in thousands):

| | | Payments Due In | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| Long-term debt | $ — | $ — | $ — | $ — | $ — |
| Capital lease obligations | — | — | — | — | — |
| Operating leases | 226,778 | 46,814 | 119,424 | 51,297 | 9,243 |
| Purchase obligations | — | — | — | — | — |
| Other liabilities | — | — | — | — | — |
| Total | $ 226,778 | $ 46,814 | $ 119,424 | $ 51,297 | $ 9,243 |

The table above does not include possible payments for uncertain tax positions. The Company's reserve for uncertain tax positions, including interest and penalties, was approximately $2.6 million at February 27, 2010. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, the Company cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities.

The Company's contractual obligations include operating leases for each of its retail store locations and vehicles. The amount for operating leases reflected in the table above includes future minimum rental commitments only and excludes common area maintenance charges, real estate taxes and other costs associated with operating leases. These types of costs, which are not fixed and determinable, totaled $33.7 million, $34.7 million and $33.4 million in fiscal 2010, 2009 and 2008, respectively.

At February 27, 2010, the Company had no other contractual obligations relating to short or long-term debt, capital leases or non-cancelable purchase obligations. In addition, the Company had no contractual obligations relating to the other liabilities recorded in the Company's balance sheet under accounting principles generally accepted in the United States of America. As of February 27, 2010, the Company's other liabilities consisted solely of deferred rent, deferred lease incentives and deferred income taxes.

**Off-Balance Sheet Obligations**

The Company does not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

**Related Party Transactions**

Related party transactions are limited to employment or other agreements with certain of the Company's current and former officers, all of which have been previously disclosed.

**Sourcing**

In fiscal 2009, the Company began executing a significant shift in its sourcing strategy by aligning itself with new key suppliers with expertise along all of the Company's merchandise categories. As a result of partnering with these new vendors, the Company was able to diversify country of production, improve payment terms, increase flexibility and reduce risk. These vendor partners also possess significant expertise in consistent production standards and quality control.

Prior to fiscal 2009, the Company directly imported the majority of its goods as the declared importer of record. As a result of implementing its new sourcing structure, the Company reduced its level of direct importing as the declared importer of record. Approximately 12% of its merchandise purchases were directly imported in fiscal 2010, compared to 48% and 78% of its purchases in fiscal 2009 and fiscal 2008, respectively. Despite the reduction of direct imports, substantially all of the Company's merchandise was manufactured overseas in fiscal 2010, primarily in China, Indonesia and Cambodia.

During fiscal 2010, the Company's ten largest vendors provided approximately 74% of the Company's purchases. One vendor accounted for approximately 27% of the Company's purchases, while another two vendors supplied the Company with 15% and 12% of its merchandise, respectively. Although the Company has strong partnerships with these vendors, there can be no assurance that these relationships can be maintained in the future or that these vendors will continue to supply merchandise to the Company. If there should be any significant disruption in the supply of merchandise from these vendors, management believes that it will be able to shift production to other suppliers so as to continue to secure the required volume of product. Nevertheless, it is possible that any significant disruption in supply could have a material adverse impact on the Company's financial position or results of operations.

## Seasonality

The Company's quarterly results may fluctuate significantly depending on a number of factors, including general economic conditions, consumer confidence, customer response to the Company's seasonal merchandise mix, timing of new store openings, adverse weather conditions, shifts in the timing of certain holidays and shifts in the timing of promotional events. Traditionally, the Company has had higher sales, and has been more profitable, in the first and third quarters of its fiscal year, and has had lower sales, and has been less profitable or incurred losses, in its second and fourth fiscal quarters.

## Inflation

As the operations of the Company are influenced by general economic conditions, the Company's management believes that rising prices of certain consumer staples, particularly higher gasoline and food costs, had a negative effect on the Company's results of operations during the first and second quarters of fiscal 2009. Management does not believe that inflation had a material effect on the Company's results of operations in the third or fourth quarters of fiscal 2009 or in fiscal 2010.

## Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon the Company's Consolidated Financial Statements and related Notes, which have been prepared in accordance with generally accepted accounting principles used in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during a reporting period. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable. As a result, actual results could differ because of the use of these estimates and assumptions.

The Company's significant accounting policies can be found in Note 1 to the consolidated financial statements contained in Item 8 of this Form 10-K. The Company believes the following accounting policies, which rely upon making certain estimates and assumptions, are most critical to aid in fully understanding and evaluating the Company's reported financial condition and results of operations.

*Inventory valuation*

The Company's merchandise inventories are stated at the lower of average cost or market utilizing the retail method. At any given time, inventories include items that have been marked down to management's estimate of their fair market value. The Company bases the decision to mark down merchandise primarily upon the current rate of sale, quantity on hand and the age of the item. To the extent that estimates of fair market value differ from actual results, additional markdowns may have to be recorded, which could reduce merchandise margins and operating results.

*Long-lived assets*

The Company reviews long-lived assets with definite lives annually or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets." This review includes the evaluation of individual under-performing stores and assessing the recoverability of the carrying value of the assets related to the store. Future cash flows are projected for the remaining lease life considering such factors as future sales levels, operating income, changes in occupancy expenses other than base rent and other expenses, as well as the overall operating environment specific to that store. If the estimated undiscounted future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference between the assets' fair value and carrying value.

Fair value is determined by a discounted cash flow analysis. In determining future cash flows, the Company uses its best estimate of future operating results. In fiscal 2010, consistent with the Company's operating plans, the Company assumed gradual sales improvements in fiscal 2011 through fiscal 2013. Future growth in same-store sales subsequent to fiscal 2013 was based on the Company's historical same-store sales growth rates. In situations where estimated future undiscounted store cash flows were less than the carrying value of store assets, fair value was determined using discounted cash flows assuming a market participant-based discount rate of 20%.

As the projection of future cash flows involves the use of significant estimates and assumptions, including estimated sales and expense levels and selection of an appropriate market participant-based discount rate, differences in circumstances or estimates could produce different results. The current challenging economic environment, combined with the continued instability in the housing market, higher levels of unemployment and continued general economic uncertainty affecting the retail industry, make it reasonably possible that additional long-lived asset impairments could be identified and recorded in future periods.

The Company recorded long-lived store-level asset impairment charges of $2.9 million, $4.6 million and $0.4 million in fiscal 2010, 2009 and 2008, respectively, related to underperforming Christopher & Banks and C.J. Banks store locations.

*Income taxes*

The Company calculates income taxes in accordance with ASC 740, "Income Taxes," which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future taxes attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. No valuation allowance has been provided for deferred tax assets as of February 27, 2010 because management believes realization of the full amount of net deferred tax assets is more likely than not. While the Company has a history of profits, the Company recorded a net loss in fiscal 2009 and near break-even results in fiscal 2010. Therefore, achievement of profitability in the future is a significant factor in determining the Company's continuing ability to carry these deferred tax assets without any valuation allowance. The Company's accounting for deferred taxes represents its best estimate of future events. If future results from the Company's operations are significantly less than projected, a valuation allowance may be required to reduce deferred tax assets, which could have a material impact on the Company's results of operations in the period in which it is recorded. Significant negative events, including losses in future years, would make it reasonably possible that valuation allowances against deferred tax assets would be required in future periods. As of February 27, 2010, the company had deferred tax assets of $11.1 million.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

On March 4, 2007, the Company adopted the accounting pronouncement now codified in ASC 740 regarding accounting for unrecognized tax benefits. This pronouncement defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that in management's judgment is greater than 50% likely to be realized. The total amount of unrecognized tax benefit as of February 27, 2010 was $2.6 million.

*Recently Issued Accounting Pronouncements*

In June 2009, the FASB issued ASU 2009-17, "Consolidations," which seeks to improve financial reporting by requiring that entities perform an analysis to determine whether any variable interest or interests that they have give them a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for annual financial periods beginning after November 15, 2009, and interim periods within that initial annual period and thereafter, and shall be applied prospectively. Early adoption is prohibited. The Company is in the process of evaluating ASU 2009-17 and does not expect it will have a significant impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, "Multiple Deliverable Revenue Arrangements." ASU 2009-13 amends ASC 605-10, "Revenue Recognition," and addresses accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit, and provides guidance on how to measure and allocate arrangement consideration to one or more units of accounting. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but certain requirements must be met. The Company is in the process of evaluating ASU 2009-13 and does not expect it will have a significant impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, new guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The company is in the process of evaluating the latest provisions under ASU 2010-06 and does not expect the new requirements will have a significant impact on its consolidated financial statements.

*Recently Adopted Accounting Pronouncements*

In September 2006, the FASB issued amendments to ASC 820-10, "Fair Value Measurements and Disclosures." Subsequently, in February 2008, the portion of these amendments related to non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis was deferred by the FASB for one year. The Company adopted the deferred portion of the amendments to ASC 820-10 on March 1, 2009. See Note 15, Fair Value Measurements, for additional disclosures required under these amendments to ASC 820-10 for non-financial assets and liabilities recognized or disclosed at fair value in the Company's consolidated financial statements. Other than such disclosures, the adoption of these amendments to ASC 820-10 did not have a material impact on the Company's consolidated financial statements as reported herein.

In June 2008, the FASB issued amendments to ASC 260-10, "Earnings Per Share," which require that unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are considered participating securities and should be included in the two-class method of computing earnings per share. These amendments to ASC 260-10 were adopted by the Company effective March 1, 2009 and impacted the Company's calculation of earnings per share beginning in the first quarter of the fiscal year ending February 27, 2010. See Note 14, Earnings Per Share, for further disclosure regarding the impact of the adoption of these amendments to ASC 260-10.

In April 2009, the FASB issued amendments to ASC 820-10, "Fair Value Measurements and Disclosures," which require disclosures about the fair value of financial instruments in interim as well as in annual financial statements. These amendments are effective for interim and annual financial periods ending after June 15, 2009. The Company adopted these amendments to ASC 820-10 effective May 31, 2009. The Company updated its disclosures as required by these amendments.

In April 2009, the FASB issued amendments to ASC 825-10, "Financial Instruments," which require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The amendments to ASC 825-10 also require those disclosures in summarized financial information at interim reporting periods. The amendments to ASC 825-10 are effective for interim reporting periods ending after June 15, 2009 and do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are only required for periods ending after initial adoption. The Company adopted the amendments to ASC 825-10 during the second quarter of fiscal 2010. See Note 3, Investments, for the additional disclosures required under these amendments to ASC 825-10.

In June 2009, the FASB issued ASC 105-10, "Generally Accepted Accounting Principles," which became the source of authoritative generally accepted accounting principles in the United States, superseding all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. The Company adopted ASC 105-10 during the third quarter of fiscal 2010. The adoption of ASC 105-10 impacted the Company's disclosures by eliminating all references to pre-Codification standards, but otherwise had no impact on its consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820-10, "Fair Value Measurements and Disclosures," as it relates to the fair value measurement of liabilities, and provides clarification of the accounting for circumstances in which a quoted price in an active market for an identical liability is not available. ASU 2009-05 is effective for the first reporting period (including interim periods) after its issuance. The Company adopted ASU 2009-05 during the third quarter of fiscal 2010. The adoption of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, the Company has not determined whether implementation of such proposed standards would be material to its consolidated financial statements.

**Forward-Looking Statements**

The Company, through its management, may make forward-looking statements reflecting the Company's current views with respect to future events and financial performance. These forward-looking statements, which may be included in reports filed under the Exchange Act, in press releases and in other documents and materials as well as in written or oral statements made by or on behalf of the Company, are subject to certain risks and uncertainties, including those discussed in Item 1A of this Form 10-K, which could cause actual results to differ materially from historical results or those anticipated.

The words or phrases "will likely result," "are expected to," "will continue," "estimate," "project," "believe," "expect, " "anticipate," "forecast," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21e of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995 ("PSLRA"). In particular the Company desires to take advantage of the protections of the PSLRA in connection with the forward-looking statements made in this annual report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made. In addition, the Company wishes to advise readers that the factors listed in Item 1A of this Form 10-K, as well as other factors, could affect the Company's performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# ITEM 7A.
# QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's financial instruments and in its financial position represents the potential loss arising from adverse changes in interest rates. The Company's results of operations could be negatively impacted by decreases in interest rates on its investments, including its investments in Auction Rate Securities. Please see Note 3, Investments, to the Consolidated Financial Statements for further information regarding the Company's investments in Auction Rate Securities.

The Company is potentially exposed to market risk from changes in interest rates relating to its Credit Facility with Wells Fargo. Loans under the Wells Fargo Credit Facility bear interest at the prime rate, 3.25% as of February 27, 2010, less 0.25%, or the one, three or six month LIBOR rate, based on the length of time an advance is outstanding. However, the Company had no revolving credit loan borrowings under the Wells Fargo Credit Facility during fiscal 2010 or fiscal 2009 and, given its existing liquidity position, does not expect to utilize the Wells Fargo Credit Facility in the reasonably foreseeable future except for its continuing use of the letter of credit facility.

The Company enters into certain purchase obligations outside the United States, which are denominated and settled in U.S. dollars. Therefore, the Company has only minimal direct exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that its foreign currency exchange risk is immaterial.

The Company does not have any derivative financial instruments and does not hold any derivative financial instruments for trading purposes.

# ITEM 8.
# FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Page

Financial Statements:

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Christopher & Banks Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Christopher & Banks Corporation and its subsidiaries at February 27, 2010 and February 28, 2009, and the results of their operations and their cash flows for each of the three years in the period ended February 27, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 27, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 14 to the consolidated financial statements, the Company retrospectively changed the manner in which is calculates earnings per share as of March 1, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers, LLP
Minneapolis, Minnesota
May 13, 2010

# CHRISTOPHER & BANKS CORPORATION
# CONSOLIDATED BALANCE SHEET
(in thousands)

| ASSETS | | February 27, 2010 | | February 28, 2009 |
|---|---|---|---|---|
| Current assets: | | | | |
| Cash and cash equivalents | $ | 37,073 | $ | 78,814 |
| Short-term investments | | 62,251 | | - |
| Accounts receivable | | 4,245 | | 3,921 |
| Merchandise inventories | | 38,496 | | 38,828 |
| Prepaid expenses | | 1,642 | | 1,938 |
| Income taxes receivable | | 394 | | 18,747 |
| Current deferred tax asset | | 3,509 | | 3,795 |
| Other current assets | | 2,000 | | - |
| Total current assets | | 149,610 | | 146,043 |
| Property, equipment and improvements, net | | 96,109 | | 120,347 |
| Long-term investments | | 13,622 | | 16,400 |
| Deferred tax asset | | 7,631 | | 4,328 |
| Other assets | | 325 | | 3,024 |
| Total assets | $ | 267,297 | $ | 290,142 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 13,654 | $ | 19,806 |
| Accrued salaries, wages and related expenses | | 8,472 | | 9,588 |
| Other accrued liabilities | | 19,164 | | 22,103 |
| Other current liabilities | | - | | 487 |
| Total current liabilities | | 41,290 | | 51,984 |
| Non-current liabilities: | | | | |
| Deferred lease incentives | | 19,578 | | 23,507 |
| Deferred rent obligations | | 10,059 | | 10,318 |
| Other non-current liabilities | | 2,640 | | 4,110 |
| Total non-current liabilities | | 32,277 | | 37,935 |
| Commitments | | - | | - |
| Stockholders' equity: | | | | |
| Preferred stock – $0.01 par value, 1,000,000 shares authorized, none outstanding | | - | | - |
| Common stock – $0.01 par value, 74,000 shares authorized, 45,735 and 45,258 shares issued, and 35,944 and 35,467 shares outstanding, at February 27, 2010 and February 28, 2009, respectively | | 457 | | 452 |
| Additional paid-in capital | | 113,584 | | 111,763 |
| Retained earnings | | 192,361 | | 200,719 |
| Common stock held in treasury, 9,791 shares at cost at February 27, 2010 and February 28, 2009 | | (112,711) | | (112,711) |
| Accumulated other comprehensive income | | 39 | | - |
| Total stockholders' equity | | 193,730 | | 200,223 |
| Total liabilities and stockholders' equity | $ | 267,297 | $ | 290,142 |

The accompanying notes are an integral part of these consolidated financial statements.

# CHRISTOPHER & BANKS CORPORATION
# CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Net sales | $ 455,402 | $ 530,742 | $ 560,912 |
| Costs and expenses: | | | |
| Merchandise, buying and occupancy | 289,134 | 341,734 | 341,928 |
| Selling, general and administrative | 138,711 | 172,295 | 161,180 |
| Depreciation and amortization | 25,985 | 26,264 | 21,764 |
| Impairment of store assets | 2,939 | 4,557 | 411 |
| Total costs and expenses | 456,769 | 544,850 | 525,283 |
| Operating income (loss) | (1,367) | (14,108) | 35,629 |
| Other income | 728 | 1,809 | 4,662 |
| Income (loss) from continuing operations before income taxes | (639) | (12,299) | 40,291 |
| Income tax provision (benefit) | (797) | (4,215) | 14,827 |
| Income (loss) from continuing operations | 158 | (8,084) | 25,464 |
| Loss from discontinued operations, net of income tax | - | (4,666) | (8,446) |
| Net income (loss) | $ 158 | $ (12,750) | $ 17,018 |
| Basic earnings (loss) per share: | | | |
| Continuing operations | $ 0.00 | $ (0.23) | $ 0.71 |
| Discontinued operations | - | (0.13) | (0.24) |
| Earnings (loss) per basic share | $ 0.00 | $ (0.36) | $ 0.48 |
| Basic shares outstanding | 35,141 | 35,097 | 35,772 |
| Diluted earnings (loss) per share: | | | |
| Continuing operations | $ 0.00 | $ (0.23) | $ 0.71 |
| Discontinued operations | - | (0.13) | (0.24) |
| Earnings (loss) per diluted share | $ 0.00 | $ (0.36) | $ 0.47 |
| Diluted shares outstanding | 35,234 | 35,097 | 35,852 |
| Dividends per share | $ 0.24 | $ 0.24 | $ 0.24 |

The accompanying notes are an integral part of these consolidated financial statements.

# CHRISTOPHER & BANKS CORPORATION
# CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)

| | Common Stock | | | | | Additional | Retained | Accumulated Other | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares Issued | Shares Held in Treasury | Shares Outstanding | Amount Outstanding | Amount Held in Treasury | Paid-in Capital | Earnings | Comprehensive Income (Loss) | Total |
| March 3, 2007 | 45,038 | 8,517 | 36,521 | $ 450 | $ (94,756) | $ 106,807 | $ 213,264 | $ - | $ 225,765 |
| Comprehensive income: | | | | | | | | | |
| Net income | - | - | - | - | - | - | 17,018 | - | 17,018 |
| Temporary impairment of long-term investments | - | - | - | - | - | - | - | (1,200) | (1,200) |
| Total comprehensive income | | | | | | | | | 15,818 |
| Adoption of FIN 48 | - | - | - | - | - | - | 220 | - | 220 |
| Stock issued on exercise of options | 113 | - | 113 | 1 | - | 1,156 | - | - | 1,157 |
| Issuance of restricted shares, net of forfeitures | (101) | - | (101) | (1) | - | 1 | - | - | - |
| Tax benefit (deficiency) on stock-based compensation | - | - | - | - | - | (122) | - | - | (122) |
| Stock-based compensation expense | - | - | - | - | - | 2,518 | - | - | 2,518 |
| Acquisition of common stock held in treasury, at cost | - | 1,274 | (1,274) | - | (17,955) | - | - | - | (17,955) |
| Dividends paid ($0.24 per share) | - | - | - | - | - | - | (8,574) | - | (8,574) |
| March 1, 2008 | 45,050 | 9,791 | 35,259 | $ 450 | $ (112,711) | $ 110,360 | $ 221,928 | $ (1,200) | $ 218,827 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | - | - | - | - | - | - | (12,750) | - | (12,750) |
| Reclassification of loss on impairment of long-term investments | - | - | - | - | - | - | - | 1,200 | 1,200 |
| Total comprehensive loss | | | | | | | | | (11,550) |
| Issuance of restricted shares, net of forfeitures | 208 | - | 208 | 2 | - | (2) | - | - | - |
| Tax benefit (deficiency) on stock-based compensation | - | - | - | - | - | (351) | - | - | (351) |
| Stock-based compensation expense | - | - | - | - | - | 1,756 | - | - | 1,756 |
| Dividends paid ($0.24 per share) | - | - | - | - | - | - | (8,459) | - | (8,459) |
| February 28, 2009 | 45,258 | 9,791 | 35,467 | $ 452 | $ (112,711) | $ 111,763 | $ 200,719 | $ - | $ 200,223 |
| Comprehensive income: | | | | | | | | | |
| Net income | - | - | - | - | - | - | 158 | - | 158 |
| Fair value adjustment for available-for-sale securities | - | - | - | - | - | - | - | 39 | 39 |
| Total comprehensive income | | | | | | | | | 197 |
| Stock issued on exercise of options | 1 | - | 1 | - | - | 2 | - | - | 2 |
| Issuance of restricted shares, net of forfeitures | 476 | - | 476 | 5 | - | (5) | - | - | - |
| Tax benefit (deficiency) on stock-based compensation | - | - | - | - | - | (175) | - | - | (175) |
| Stock-based compensation expense | - | - | - | - | - | 1,999 | - | - | 1,999 |
| Dividends paid ($0.24 per share) | - | - | - | - | - | - | (8,516) | - | (8,516) |
| February 27, 2010 | 45,735 | 9,791 | 35,944 | $ 457 | $ (112,711) | $ 113,584 | $ 192,361 | $ 39 | $ 193,730 |

The accompanying notes are an integral part of these consolidated financial statements.

# CHRISTOPHER & BANKS CORPORATION
# CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 158 | $ (12,750) | $ 17,018 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 25,985 | 26,364 | 22,603 |
| Amortization of premium on investments | 184 | - | - |
| Excess tax benefit on stock-based compensation | - | - | (20) |
| Stock-based compensation expense | 1,999 | 1,756 | 2,518 |
| Deferred income taxes | (3,339) | 2,113 | (6,815) |
| Loss on disposal of equipment | 146 | 755 | 392 |
| Impairment of store assets | 2,939 | 5,777 | 6,925 |
| Impairment of goodwill | - | - | 3,587 |
| (Gain) loss on investments | (316) | 3,050 | - |
| Changes in operating assets and liabilities: | | | |
| Sales of trading securities | 4,600 | - | - |
| (Increase) decrease in accounts receivable | (324) | 1,302 | (741) |
| Decrease in merchandise inventories | 332 | 5,012 | 8,515 |
| (Increase) decrease in prepaid expenses | 302 | 9,659 | (931) |
| (Increase) decrease in income taxes receivable | 18,180 | (14,066) | (3,077) |
| (Increase) decrease in other assets | 315 | (2,675) | (68) |
| Increase (decrease) in accounts payable | (5,015) | 3,286 | (1,057) |
| Increase (decrease) in accrued salaries, wages and related expenses | (1,116) | 342 | 1,671 |
| Increase (decrease) in other accrued liabilities | (2,939) | (5,938) | 5,653 |
| Increase (decrease) in other current liabilities | (487) | 487 | - |
| Increase (decrease) in deferred rent obligations | (1,067) | (1,402) | 1,042 |
| Increase (decrease) in deferred lease incentives | (3,929) | (1,348) | 2,018 |
| Increase (decrease) in other liabilities | (662) | 388 | 2,796 |
| Net cash provided by operating activities | 35,946 | 22,112 | 62,029 |
| Cash flows from investing activities: | | | |
| Purchases of property, equipment and improvements | (5,969) | (18,431) | (35,901) |
| Purchases of investments | (79,592) | - | (115,050) |
| Sales of investments | 16,390 | 5,100 | 138,775 |
| Net cash used in investing activities | (69,171) | (13,331) | (12,176) |
| Cash flows from financing activities: | | | |
| Exercise of stock options and issuance of restricted stock | - | - | 1,157 |
| Dividends paid | (8,516) | (8,459) | (8,574) |
| Excess tax benefit on stock-based compensation | - | - | 20 |
| Acquisition of common stock held in treasury | - | - | (17,955) |
| Net cash used in financing activities | (8,516) | (8,459) | (25,352) |
| Net increase (decrease) in cash and cash equivalents | (41,741) | 322 | 24,501 |
| Cash and cash equivalents at beginning of year | 78,814 | 78,492 | 53,991 |
| Cash and cash equivalents at end of year | $ 37,073 | $ 78,814 | $ 78,492 |
| Supplemental cash flow information: | | | |
| Interest paid | $ 5 | $ 3 | $ 3 |
| Income taxes paid | $ 2,300 | $ 4,396 | $ 16,389 |
| Accrued purchases of equipment and improvements | $ 152 | $ 1,289 | $ 150 |

The accompanying notes are an integral part of these consolidated financial statements.

# CHRISTOPHER & BANKS CORPORATION
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1 — NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Christopher & Banks Corporation, through its wholly-owned subsidiaries (collectively referred to as "Christopher & Banks" or the "Company") operates retail stores selling women's apparel in the United States. The Company operated 806, 815 and 837 stores at the end of fiscal 2010, 2009 and 2008, respectively.

*Fiscal year and basis of presentation*

The Company's fiscal year ends on the Saturday nearest February 28. The fiscal years ended February 27, 2010, February 28, 2009 and March 1, 2008 each consisted of 52 weeks. The Consolidated Financial Statements include the accounts of Christopher & Banks Corporation and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during reporting periods. As a result, actual results could differ because of the use of these estimates and assumptions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks, and investments purchased with an original maturity of three months or less.

*Investments*

The Company accounts for its investments in accordance with ASC 320-10, "Investments – Debt and Equity Securities." At February 27, 2010, the Company's investment balances consisted of available-for-sale and trading securities. As of February 28, 2009, the Company's long-term investments consisted solely of trading securities. All investments are valued at fair value in accordance with ASC 820-10 "Fair Value Measurements" at February 27, 2010 and February 28, 2009.

Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a component of shareholders' equity as accumulated other comprehensive income (loss), net of tax. Fair value for the Company's available-for-sale securities is based on quoted prices for similar assets in active markets or quoted prices for identical or similar assets in markets in which there were fewer transactions. Amortization of premiums or discounts arising at acquisition, and gains or losses on the disposition, of available-for-sale securities are reported as other income (loss). Trading securities are measured at fair value each period with gains or losses resulting from changes in fair market value reported as realized gains or losses and included in earnings as other income (loss).

*Inventory valuation*

The Company's merchandise inventories are stated at the lower of average cost or market utilizing the retail inventory method. At any given time, inventories include items that have been marked down to management's estimate of their fair market value. The Company bases the decision to mark down merchandise primarily upon the current rate of sale, quantity on hand and the age of the item. To the extent that estimates of fair market value differ from actual results, additional markdowns may have to be recorded, which could reduce merchandise margins and operating results.

Property, equipment and improvements

Property, equipment and improvements are initially recorded at cost and are adjusted to fair value in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets" (see accounting policy for *Long-Lived Assets* below). Property and equipment is depreciated over its estimated useful life; three to five years for computer hardware and software, seven years for furniture, fixtures and other equipment, and 25 years for the Company's corporate office and distribution center and related building improvements. Store leasehold improvements are amortized over the shorter of the useful life or term of the related leases, which is typically ten years.

Repairs and maintenance which do not extend an asset's useful life are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in income for that period.

*Long-Lived Assets*

The Company reviews long-lived assets with definite lives at least annually or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable in accordance with ASC 360, "Accounting for the Impairment or Disposal of Long-Lived Assets."

This review includes the evaluation of individual under-performing stores and assessing the recoverability of the carrying value of the assets related to the store. Future cash flows are projected for the remaining lease life considering such factors as future sales levels, merchandise margins, operating income, changes in occupancy expenses other than base rent and other expenses, as well as the overall operating environment specific to that store. If the estimated undiscounted future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference between the assets' fair value and carrying value.

Fair value is determined by a discounted cash flow analysis. In determining future cash flows, the Company uses its best estimate of future operating results. In fiscal 2010, consistent with the Company's operating plans, the Company assumed gradual sales improvements in fiscal 2011 through fiscal 2013. Future growth in same-store sales subsequent to fiscal 2013 was based on the Company's historical same-store sales growth rates. In situations where estimated future undiscounted store cash flows were less than the carrying value of store assets, fair value was determined using discounted cash flows assuming a market participant-based discount rate.

As the projection of future cash flows involves the use of significant estimates and assumptions, including estimated sales, merchandise margin and expense levels, and selection of an appropriate market participant-based discount rate, differences in circumstances or estimates could produce different results. The current challenging economic environment, combined with the continued instability in the housing market and general economic uncertainty affecting the retail industry, make it reasonably possible that additional long-lived asset impairments could be identified and recorded in future periods.

*Common stock held in treasury*

The Company accounts for its treasury stock under the cost method, whereby stockholders' equity is reduced for the total cost of the shares repurchased. The Company has engaged in treasury stock repurchases as a means to reduce the number of shares of the Company's common stock outstanding, which in turn has a positive effect on earnings per share.

*Revenue recognition*

Sales are recognized by the Company at the point of purchase when a customer takes possession of the merchandise and pays for the purchase with cash, credit card, debit card or gift card. The Company's e-Commerce operation records revenue upon the estimated date the customer receives the merchandise. Shipping and handling revenues are included in net sales. Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions and are excluded from sales revenue.

Gift cards issued by the Company are recorded as a liability until they are redeemed, at which point a sale is recorded. The Company recognizes income for unredeemed gift cards ("gift card breakage") when the likelihood of a gift card being redeemed by a customer is deemed remote and the Company determines that it does not have a legal obligation to remit the value of the unredeemed gift card to any state or local jurisdiction as unclaimed or abandoned property.

*Vendor allowances*

At certain times the Company receives allowances or credits from its merchandise vendors primarily related to defective goods. These allowances or credits are reflected as a reduction of merchandise inventory in the period they are received. The majority of the Company's merchandise is produced exclusively for the Company. Accordingly, the Company does not enter into any arrangements with vendors where payments or other consideration might be received in connection with the purchase or promotion of a vendor's products such as buy-down agreements or cooperative advertising programs.

*Merchandise, buying and occupancy costs*

Merchandise, buying and occupancy costs include the cost of merchandise, markdowns, shrink, freight into and out from the Company's distribution center to its stores, buyer and distribution center salaries, buyer travel, rent and other occupancy related costs, various merchandise design and development costs, miscellaneous merchandise related expenses and other costs related to the Company's distribution network. Merchandise, buying and occupancy costs do not include any depreciation or amortization expense.

*Selling, general and administrative expenses*

Selling, general and administrative expenses include all salaries, with the exception of buyer and distribution center salaries, other employee benefits, marketing, store supplies, payment processing fees, information technology related costs, insurance, professional services, non-buyer travel and miscellaneous other selling and administrative related expenses. Selling, general and administrative expenses do not include any depreciation or amortization expense.

*Store pre-opening costs*

Non-capital expenditures such as payroll and training costs incurred prior to the opening of a new store are charged to selling, general and administrative expense in the period they are incurred.

*Rent expense, deferred rent obligations and deferred lease incentives*

The Company leases all of its store locations under operating leases. Most of these lease agreements contain tenant improvement allowances, funded by landlord cash incentives or rent abatements, which are recorded as a deferred lease incentive liability and amortized as a reduction of rent expense over the term of the lease. For purposes of recognizing landlord incentives and minimum rental expense, the Company utilizes the date that it obtains the legal right to use and control the leased space, which is generally when the Company enters the space and begins to make improvements in preparation of opening a new store location.

Certain of the Company's lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such escalating rent expense is recorded in the Consolidated Statement of Operations on a straight-line basis over the lease term, not including any renewal option periods, and the difference between the recognized rent expense and amounts payable under the lease are recorded as deferred rent obligations.

The Company's leases may also provide for contingent rents, which are determined as a percentage of sales in excess of specified levels. The Company records an other accrued liability, within current liabilities on the Consolidated Balance Sheet, along with the corresponding rent expense in the Consolidated Statement of Operations, when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

*Advertising*

The Company expenses advertising costs as incurred. Advertising costs, which include all marketing-related expenses, for the fiscal years ended February 27, 2010, February 28, 2009 and March 1, 2008, were $4.6 million, $8.4 million and $6.4 million, respectively. The Company includes advertising and marketing expenses in selling, general and administrative expenses in the Consolidated Statement of Operations.

*Fair value measurements*

The Company measures the fair value of financial instruments and selected non-financial assets and liabilities in accordance with ASC 820-10, "Fair Value Measurements." Fair value is defined as the exit price, or the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants as of the measurement date.

For the year ended February 27, 2010, fair value applied to the Company's investments in Auction Rate Securities ("ARS"), ARS Rights and available-for-sale securities. These financial assets are carried at fair value in accordance with ASC 820-10. The Company's long-lived assets are measured at fair value on a non-recurring basis. Please see Note 15, Fair Value Measurements, for further disclosure regarding the Company's fair value measurements.

*Stock-based compensation*

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718-10 "Stock Compensation." The fair value of each share-based award is estimated on the date of grant and is expensed on a straight-line basis over the corresponding vesting period of the award. Certain of the Company's restricted stock awards have performance-based vesting provisions and are subject to forfeiture in whole or in part if these performance conditions are not achieved. The Company assesses, on an ongoing basis, the probability of whether the performance criteria will be achieved and, once it is deemed probable, the Company begins recognizing compensation expense over the relevant performance period.

*Income taxes*

The Company calculates income taxes in accordance with ASC 740, "Income Taxes," which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future taxes attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

*Net income per common share*

The Company utilizes the two-class method of calculating earnings per share ("EPS"). Basic EPS is computed based on the weighted average number of shares of common stock outstanding during the applicable period, while diluted EPS is computed based on the weighted average number of shares of common and common equivalent shares outstanding.

*Other Comprehensive Income (Loss)*

The Company reports other comprehensive income (loss) in accordance with the provisions of ASC 220, "Reporting Comprehensive Income."

*Segment Reporting*

The Company operates in the retail apparel industry in which it designs, sources and sells women's apparel catering to customers generally ranging in age from 40 to 60 who are typically part of a segment of the female baby boomer demographic. The Company has identified two operating segments (Christopher & Banks stores and C.J. Banks stores) as defined by ASC 280, "Disclosures about Segments of an Enterprise and Related Information." The Company's Christopher & Banks and C.J. Banks operating segments have been aggregated into one reportable segment based on the similar nature of products sold, methods of sourcing, merchandising and distribution processes involved, target customers, and economic characteristics of the two brands. The Company previously reported the results of its Acorn store as a reportable segment. The results of all Acorn stores have been removed from continuing operations and presented as discontinued operations beginning in the third quarter of fiscal 2009.

*Subsequent Events*

The Company has evaluated and determined that no subsequent events have occurred requiring disclosure in its consolidated financial statements.

*Recently Issued Accounting Pronouncements*

In June 2009, the FASB issued ASU 2009-17, "Consolidations," which seeks to improve financial reporting by requiring that entities perform an analysis to determine whether any variable interest or interests that they have give them a controlling financial interest in a variable interest entity. ASU 2009-17 is effective for annual financial periods beginning after November 15, 2009, and interim periods within that initial annual period and thereafter, and shall be applied prospectively. Early adoption is prohibited. The Company is in the process of evaluating ASU 2009-17 and does not expect it will have a significant impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, "Multiple Deliverable Revenue Arrangements." ASU 2009-13 amends ASC 605-10, "Revenue Recognition," and addresses accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit, and provides guidance on how to measure and allocate arrangement consideration to one or more units of accounting. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but certain requirements must be met. The Company is in the process of evaluating ASU 2009-13 and does not expect it will have a significant impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, new guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The company is in the process of evaluating the latest provisions under ASU 2010-06 and does not expect the new requirements will have a significant impact on its consolidated financial statements.

*Recently Adopted Accounting Pronouncements*

In September 2006, the FASB issued amendments to ASC 820-10, "Fair Value Measurements and Disclosures." Subsequently, in February 2008, the portion of these amendments related to non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis was deferred by the FASB for one year. The Company adopted the deferred portion of the amendments to ASC 820-10 on March 1, 2009. See Note 15, Fair Value Measurements, for additional disclosures required under these amendments to ASC 820-10 for non-financial assets and liabilities recognized or disclosed at fair value in the Company's consolidated financial statements. Other than such disclosures, the adoption of these amendments to ASC 820-10 did not have a material impact on the Company's consolidated financial statements as reported herein.

In June 2008, the FASB issued amendments to ASC 260-10, "Earnings Per Share," which require that unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are considered participating securities and should be included in the two-class method of computing earnings per share. These amendments to ASC 260-10 were adopted by the Company effective March 1, 2009 and impacted the Company's calculation of earnings per share beginning in the first quarter of the fiscal year ending February 27, 2010. See Note 14, Earnings Per Share, for further disclosure regarding the impact of the adoption of these amendments to ASC 260-10.

In April 2009, the FASB issued amendments to ASC 820-10, "Fair Value Measurements and Disclosures," which require disclosures about the fair value of financial instruments in interim as well as in annual financial statements. These amendments are effective for interim and annual financial periods ending after June 15, 2009. The Company adopted these amendments to ASC 820-10 effective May 31, 2009. The Company updated its disclosures as required by these amendments.

In April 2009, the FASB issued amendments to ASC 825-10, "Financial Instruments," which require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The amendments to ASC 825-10 also require those disclosures in summarized financial information at interim reporting periods. The amendments to ASC 825-10 are effective for interim reporting periods ending after June 15, 2009 and do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, comparative disclosures are only required for periods ending after initial adoption. The Company adopted the amendments to ASC 825-10 during the second quarter of fiscal 2010. See Note 3, Investments, for the additional disclosures required under these amendments to ASC 825-10.

In June 2009, the FASB issued ASC 105-10, "Generally Accepted Accounting Principles," which became the source of authoritative generally accepted accounting principles in the United States, superseding all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC became non-authoritative. The Company adopted ASC 105-10 during the third quarter of fiscal 2010. The adoption of ASC 105-10 impacted the Company's disclosures by eliminating all references to pre-Codification standards, but otherwise had no impact on its consolidated financial statements.

In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value." ASU 2009-05 amends ASC 820-10, "Fair Value Measurements and Disclosures," as it relates to the fair value measurement of liabilities, and provides clarification of the accounting for circumstances in which a quoted price in an active market for an identical liability is not available. ASU 2009-05 is effective for the first reporting period (including interim periods) after its issuance. The Company adopted ASU 2009-05 during the third quarter of fiscal 2010. The adoption of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, the Company has not determined whether implementation of such proposed standards would be material to its consolidated financial statements.

## NOTE 2- DISCONTINUED OPERATIONS

In July 2008, the Company announced its decision to exit its Acorn business when the Company concluded, after a comprehensive review and evaluation, that the concept had not demonstrated the potential to deliver an acceptable long-term return on the Company's investment. The Company closed all of its Acorn stores by December 31, 2008, allowing the Company to focus its resources on its two core brands, Christopher & Banks and C.J. Banks.

The operating results of all Acorn stores have been presented as discontinued operations, in accordance with ASC 205-20, "Discontinued Operations," in the consolidated statement of operations for the fiscal years ended February 28, 2009 and March 1, 2008. There was no activity relating to the Company's discontinued Acorn operations during the fiscal year ended February 27, 2010.

The operating results of the discontinued operations are summarized below (in thousands).

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Net sales | $ - | $ 10,751 | $ 14,868 |
| Loss before income tax benefit | - | (8,252) | (13,794) |
| Income tax benefit | - | (3,586) | (5,348) |
| Loss from discontinued operations | - | (4,666) | (8,446) |

In addition to store-level operating losses, the loss from discontinued operations for the twelve months ended February 28, 2009 included approximately $4.3 million of lease termination costs, $1.2 million of long-lived store asset impairment charges, $0.3 million of severance costs and $0.3 million of inventory write-offs incurred in connection with exiting the Acorn division business. In fiscal 2008, the loss from discontinued operations included $6.5 million of long-lived asset impairment charges, $0.4 million of impairment charges related to intangible assets and $3.6 million of goodwill impairment charges.

Income taxes allocated to the results of discontinued operations were determined on the basis of a computation of taxes with and without the results of the discontinued operations with the difference in taxes between the computations allocated to discontinued operations.

## NOTE 3 –INVESTMENTS

Investments consisted of the following (in thousands):

| | February 27, 2010 | | | |
|---|---|---|---|---|
| Description | Amortized Cost | Unrealized Gains | Unrealized Losses | Estimated Fair Value |
| Short-term investments: | | | | |
| Available-for-sale securities | | | | |
| Variable rate demand obligations | $ 24,900 | $ - | $ - | $ 24,900 |
| Municipal commercial paper | 1,000 | - | - | 1,000 |
| Municipal bonds | 22,999 | 28 | 11 | 23,016 |
| U.S. Agency securities | 536 | 1 | 2 | 535 |
| Trading securities: | | | | |
| Auction Rate Securities | 12,800 | - | - | 12,800 |
| Total short-term investments | 62,235 | 29 | 13 | 62,251 |
| Long-term investments: | | | | |
| Available-for-sale securities: | | | | |
| Municipal bonds | 6,572 | 37 | 2 | 6,607 |
| U.S. Agency securities | 7,002 | 13 | - | 7,015 |
| Total long-term investments | 13,574 | 50 | 2 | 13,622 |
| Total investments | $ 75,809 | $ 79 | $ 15 | $ 75,873 |

| | February 28, 2009 | | | |
|---|---|---|---|---|
| Description | Amortized Cost | Unrealized Gains | Unrealized Losses | Estimated Fair Value |
| Trading securities: | | | | |
| Auction Rate Securities | 16,400 | - | - | 16,400 |
| Total long-term investments | 16,400 | - | - | 16,400 |
| Total investments | $ 16,400 | $ - | $ - | $ 16,400 |

In an effort to improve yield without sacrificing principal, the Company diversified its investment portfolio in fiscal 2010 to include holdings of select, highly-rated, short-duration variable rate demand obligations, municipal bonds, municipal commercial paper and U.S. Agency securities. In fiscal 2009, the Company invested primarily in U.S. Treasury and Municipal Bond money market accounts, which were reported within cash and cash equivalents. The Company invested in Auction Rate Securities ("ARS") in both years, which are discussed separately below.

The Company accounts for its investments in accordance with ASC 320-10, "Investments – Debt and Equity Securities." and, accordingly, its investment securities have been characterized as either available-for-sale or trading. As of February 27, 2010, the Company's available-for-sale investment securities were comprised of variable rate demand obligations, municipal bonds, municipal commercial paper and U.S. Agency securities. These securities were classified as available-for-sale as the Company did not enter into these investments for speculative purposes or intend to actively buy and sell the securities in order to generate profits on differences in price. The Company's primary investment objective is preservation of principal. In fiscal 2010, purchases of available-for-sale securities totaled approximately $79.6 million, while proceeds from the sale of available-for-sale securities were $16.4 million. Gross realized gains and losses on the sale of available-for-sale securities during the year ended February 27, 2010 were not material.

The Company's available-for-sale securities are reviewed for possible impairment at least quarterly, or more frequently if circumstances arise which may indicate impairment. When the fair value of the securities declines below the amortized cost basis, impairment is indicated and it must be determined whether it is other than temporary. Impairment is considered to be other than temporary if the Company (i) intends to sell the security, (ii) will more likely than not be forced to sell the security before recovering its cost, or (iii) does not expect to recover the securities' amortized cost basis. If the decline in fair value is considered other than temporary, the cost basis of the security is adjusted to its fair market value and the realized loss is reported in earnings. Subsequent increases or decreases in fair value are reported in equity as other comprehensive income (loss). As of February 27, 2010, there were no other than temporary impairments of the Company's available-for-sale securities.

The Company had approximately $12.8 million of short-term trading securities as of February 27, 2010, which consisted solely of $14.8 million of ARS at cost, less a fair value adjustment of approximately $2.0 million. As of February 28, 2009, the Company had approximately $16.4 million of long-term trading securities, which consisted solely of $19.5 million of ARS at cost, less a fair value adjustment of approximately $3.1 million. The fair value of the ARS was determined utilizing a discounted cash flow method based on market rates and an estimated period of time the ARS are expected to be held.

Substantially all of the Company's ARS are collateralized by student loans. As of February 27, 2010, approximately 90% of its ARS had AAA (Standard & Poor's), Aaa (Moody's), or AAA (Fitch) credit ratings. As of February 27, 2010, the repayment of approximately 80% of the student loans, which serve as collateral for the ARS held by the Company, was substantially backed by the United States government. Until February 2008, the ARS market was liquid and auctions for ARS held by the Company did not fail. However, beginning in February 2008, auctions for the ARS held by the Company began to fail and have continued to fail up to and as of the date of this report. Based on current market conditions, management believes that it is likely that auctions related to the Company's ARS will continue to be unsuccessful for the near term. Unsuccessful auctions have limited the Company's ability to access these funds.

All of the ARS owned by the Company were purchased through UBS Financial Services, Inc., a subsidiary of UBS AG ("UBS") and are held, for the benefit of the Company, by UBS. In November 2008, the Company accepted a settlement offer from UBS to restore liquidity to its clients who hold ARS. The settlement grants the Company certain ARS rights. These ARS rights provide the Company the ability to redeem its ARS at par during a two-year time period beginning June 30, 2010. During this time, the Company may choose to continue to hold some, or all, of its ARS and earn interest or sell some, or all, of its ARS to UBS at par plus accrued interest. The ARS rights are not transferable, tradable or marginable and will not be listed or quoted on any securities exchange or any electronic communications network. As the Company has the ability and intent to redeem its ARS at June 30, 2010, it reclassified the ARS to short-term investments as of August 29, 2009.

Upon acceptance of the settlement offer, the Company classified its ARS as trading securities and elected to record the ARS rights at fair value on a recurring basis utilizing significant unobservable inputs in accordance with ASC 820-10, "Fair Value Measurements and Disclosures." The fair value of the ARS rights was estimated utilizing the Black-Scholes option pricing model and the forward contract method. As of February 27, 2010, the fair value of the ARS rights was determined to be approximately $2.0 million and the ARS rights were recorded within other current assets on the consolidated financial statements. As of February 28, 2009, the fair value of the ARS rights was determined to be approximately $2.7 million and the ARS rights were recorded within other non-current assets on the consolidated financial statements. The Company redeemed $4.6 million of ARS in fiscal 2010 and $5.1 million of ARS in fiscal 2009.

Expected maturities of the Company's investments are as follows:

| | | February 27, 2010 |
|---|---|---|
| One year or less | $ | 62,251 |
| One year through three years | | 13,622 |
| Total investment securities | $ | 75,873 |

The Company has $24.9 million of Variable Rate Demand Obligations ("VRDO") as of February 27, 2010. These investments maintain a constant par value, have variable rates of return tied to short-term interest rates which reset weekly, and may be tendered for sale upon notice to the trustee. Although the Company's VRDO are issued and rated as long-term securities, with maturities ranging from 2013 through 2041, they are priced and traded as short-term investments as each VRDO contains a put feature, which is supported by highly rated financial institutions. The Company classified its VRDO as short-term investments maturing in one year or less as it expects to realize the proceeds from its VRDO within that time period. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to prepay the obligations without prepayment penalties.

**NOTE 4 – ACCOUNTS RECEIVABLE**

The Company's accounts receivable consisted of the following (in thousands):

| Description | February 27, 2010 | February 28, 2009 |
|---|---|---|
| Credit card receivables | $ 2,470 | $ 2,407 |
| Amounts due from landlords | 890 | 1,080 |
| Other receivables | 885 | 434 |
| | $ 4,245 | $ 3,921 |

The Company's credit card receivables are collected one to five days after the related sale transaction occurs.

**NOTE 5 — MERCHANDISE INVENTORIES**

Merchandise inventories consisted of the following (in thousands):

| Description | February 27, 2010 | February 28, 2009 |
|---|---|---|
| Merchandise inventory - in store | $ 36,522 | $ 35,281 |
| Merchandise inventory - in transit | 1,974 | 3,547 |
| | $ 38,496 | $ 38,828 |

**NOTE 6 — PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET**

Property, equipment and improvements, net consisted of the following (in thousands):

| Description | Estimated Useful Life | February 27, 2010 | February 28, 2009 |
|---|---|---|---|
| Land | — | $ 1,597 | $ 1,597 |
| Corporate office, distribution center and related building improvements | 25 years | 12,027 | 12,020 |
| Store leasehold improvements | Term of related lease, typically 10 years | 93,894 | 95,251 |
| Store furniture and fixtures | Seven years | 112,815 | 113,697 |
| Point of sale hardware and software | Five years | 15,056 | 15,173 |
| Corporate office and distribution center furniture, fixtures and equipment | Seven years | 5,315 | 3,634 |
| Computer hardware and software | Three to five years | 24,176 | 21,123 |
| Construction in progress | — | 73 | 1,432 |
| | | 264,953 | 263,927 |
| Less accumulated depreciation and amortization | | (168,844) | (143,580) |
| | | $ 96,109 | $ 120,347 |

As a result of an annual impairment analysis, which included the evaluation of individual under-performing stores and assessing the recoverability of the carrying value of the improvements and equipment related to the stores, the Company determined that improvements and equipment at certain under-performing stores and stores identified for closure were impaired. As a result, the Company recorded asset impairments related to property, equipment and improvements of $2.9 million, $5.7 million and $6.5 million in fiscal 2010, 2009 and 2008, respectively. See Note 15, Fair Value Measurements, for further detail.

The Company's assessment of the recoverability of the carrying value of its assets involves the projection of future cash flows which requires the use of significant estimates and assumptions. Differences in circumstances or estimates could produce significantly different results. The current challenging economic environment, continued instability in the housing market and general economic uncertainty affecting the retail industry, make it possible that additional long-lived asset impairments could be identified and recorded in future periods.

## NOTE 7 – GOODWILL

In connection with its purchase of the Company's Acorn division in November 2004, the Company assigned $3.6 million of its $7.4 million purchase price to goodwill. In the fourth quarter of fiscal 2008, the Company determined that all of the goodwill associated with the acquisition of its Acorn brand was impaired and accordingly recorded a pre-tax goodwill impairment charge of $3.6 million.

The Company closed all of its Acorn stores in fiscal 2009.

## NOTE 8 – ACCRUED LIABILITIES

Other accrued liabilities consisted of the following (in thousands):

| Description | February 27, 2010 | February 28, 2009 |
|---|---|---|
| Gift card and store credit liability | $ 10,884 | $ 11,434 |
| Accrued income, sales and other taxes payable | 2,081 | 1,877 |
| Accrued un-invoiced merchandise inventory receipts | 1,539 | 3,008 |
| Accrued occupancy related expenses | 665 | 693 |
| Accrued workers compensation self insurance liability | 600 | 1,601 |
| Other accrued liabilities | 3,395 | 3,490 |
| | $ 19,164 | $ 22,103 |

## NOTE 9 — CREDIT FACILITY

The Company maintains an Amended and Restated Revolving Credit Facility (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") which expires on June 30, 2011. The Credit Facility provides the Company with revolving credit loans and letters of credit of up to $50 million, in the aggregate, subject to a borrowing base formula based on inventory levels.

Loans under the Credit Facility bear interest at the prime rate minus 0.25%. As of February 27, 2010, the prime rate was 3.25%. The Credit Facility also provides the Company with the ability to borrow under the Credit Facility at an interest rate tied to the London Interbank Market Offered Rate ("LIBOR"). Advances under the LIBOR option would be tied to the one, three or six month LIBOR rate, based on the length of time the corresponding advance is outstanding.

Interest under the Credit Facility is payable monthly in arrears. The Credit Facility carries a facility fee of 0.25%, based on the unused portion of the facility as defined in the agreement, a collateral monitoring fee and a guaranteed service charge. Borrowings under the Credit Facility are collateralized by the Company's equipment, intangible assets, inventory, inventory letters of credit and letter of credit rights. The Company had no revolving credit loan borrowings under the Credit Facility during fiscal 2010. Historically, the Credit Facility has been utilized by the Company only to open letters of credit to facilitate the import of merchandise. The borrowing base at February 27, 2010 was $23.9 million. As of February 27, 2010, the Company had open on-demand letters of credit in the amount of $1.3 million. Accordingly, the availability of revolving credit loans under the Credit Facility was $22.6 million at February 27, 2010.

The Credit Facility contains certain restrictive covenants, including restrictions on incurring additional indebtedness and limitations on certain types of investments, as well as requiring the maintenance of certain financial covenants. As of February 27, 2010, the most recent measurement date, the Company was in compliance with all of these restrictive covenants under the Credit Facility.

## NOTE 10 — STOCKHOLDERS' EQUITY

In fiscal 2008, the Company's Board of Directors authorized and subsequently announced a one-year stock repurchase program enabling the Company to purchase up to $20.0 million of its common stock, subject to market conditions. As of May 24, 2008, the expiration date of the repurchase program, the Company had repurchased 948,800 shares of its common stock under the program for a total cost, including commissions, of approximately $12.1 million. No repurchases were made under the program in fiscal 2009 and the Company did not repurchase any stock in fiscal 2010.

## NOTE 11 — STOCK-BASED COMPENSATION

*General*

The Company accounts for stock-based compensation in accordance with the provisions of ASC 718-10 "Stock Compensation." Under various plans, the Company may grant options to purchase common stock to employees and non-employee members of its Board of Directors at a price not less than 100% of the fair market value of the Company's common stock on the option grant date. In general, options granted to employees vest over three to five years and are exercisable up to ten years from the date of grant, and options granted to Directors vest immediately and are exercisable up to ten years from the grant date.

The Company may also grant shares of restricted stock to its employees and non-employee members of its Board of Directors. The grantee cannot transfer the shares before the respective shares vest. Shares of nonvested restricted stock are considered to be currently issued and outstanding. Restricted stock grants to employees have original vesting schedules of three to seven years, while restricted grants to Directors are fully vested on the date of grant.

The Company's restricted stock awards are generally subject to forfeiture if employment or service terminates prior to the lapse of the restrictions. In addition, certain of the Company's restricted stock awards have performance-based vesting provisions and are subject to forfeiture in whole or in part if these performance conditions are not achieved. The Company assesses, on an ongoing basis, the probability of whether the performance criteria will be achieved and, once it is deemed probable, the Company begins recognizing compensation expense over the relevant performance period. For those awards not subject to performance criteria, the Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, on a straight-line basis over the vesting period. The fair market value of the Company's restricted stock is determined based on the closing price of the Company's common stock on the grant date.

The total compensation expense related to all stock-based awards for fiscal 2010, 2009 and 2008 was $2.0 million, $1.8 million and $2.5 million, respectively. Stock-based compensation expense was included in merchandise, buying and occupancy expenses for the Company's buying and distribution employees and in selling, general and administrative expense for all other employees.

*Methodology Assumptions*

The Company examined its historical pattern of option exercises to determine if there were any discernable activity patterns attributable to certain optionees. From this analysis, the Company identified two distinct populations of optionees, employees and non-employee directors. The Company uses the Black-Scholes option-pricing model to value the Company's stock options for grants to its employees and non-employee directors. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant and is expensed on a straight-line basis over the vesting period, as the stock options are subject to pro-rata vesting. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience and represents the period of time that awards are expected to be outstanding. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

The weighted average assumptions relating to the valuation of the Company's stock options for fiscal 2010, 2009 and 2008 were as follows:

| | Fiscal Years Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Expected dividend yield | 4.83% | 2.39% | 1.39% |
| Expected volatility | 68.69% | 49.50% | 44.81% |
| Risk-free interest rate | 1.81-2.75% | 1.67-3.65% | 2.76-5.07% |
| Expected term in years | 4.67 | 4.41 | 4.21 |

*Stock-Based Compensation Activity – Stock Options*

The following table presents a summary of the Company's stock option activity for the year ended February 27, 2010:

| | Number of Shares | Weighted Average Exercise Price | Aggregate Intrinsic Value (in thousands) | Weighted Average Fair Value | Weighted Average Remaining Contractual Life |
|---|---|---|---|---|---|
| Outstanding, beginning of period | 1,587,345 | $ 16.31 | $ 28 | $ 5.61 | |
| Vested | 1,145,968 | 17.84 | - | 6.16 | |
| Unvested | 441,377 | 12.32 | 28 | 4.70 | |
| Granted | 653,500 | 5.42 | 1,003 | 2.24 | |
| Exercised | (667) | 3.48 | 2 | 1.32 | |
| Canceled - Vested | (574,826) | 19.19 | - | 6.50 | |
| Canceled - Unvested (Forfeited) | (72,682) | 9.19 | 107 | 3.57 | |
| Outstanding, end of period | 1,592,670 | 11.56 | 922 | 4.24 | 7.27 |
| Vested | 744,628 | 16.62 | 5 | 5.84 | 5.38 |
| Unvested | 848,042 | 7.11 | 916 | 2.83 | 8.93 |
| Exercisable, end of period | 744,628 | 16.62 | 5 | 5.84 | 5.38 |

As of February 27, 2010, there was approximately $1.2 million of total unrecognized compensation expense related to unvested stock options granted under the Company's share-based compensation plans. That expense is expected to be recognized over a weighted average period of approximately 2.6 years.

The following table presents a summary of the Company's stock option activity for the year ended February 28, 2009:

| | Number of Shares | Weighted Average Exercise Price | Aggregate Intrinsic Value (in thousands) | Weighted Average Fair Value | Weighted Average Remaining Contractual Life |
|---|---|---|---|---|---|
| Outstanding, beginning of period | 1,889,454 | $ 18.84 | $ - | $ 6.80 | |
| Vested | 1,485,011 | 19.35 | - | 6.85 | |
| Unvested | 404,443 | 16.97 | - | 6.63 | |
| Granted | 414,750 | 9.88 | 3 | 3.55 | |
| Exercised | - | | - | | |
| Expired | (544,703) | 20.30 | - | 7.21 | |
| Canceled - Unvested (Forfeited) | (172,156) | 15.32 | - | 5.73 | |
| Outstanding, end of period | 1,587,345 | 16.31 | 3 | 5.90 | 5.83 |
| Vested | 1,145,968 | 17.84 | - | 6.36 | 4.67 |
| Unvested | 441,377 | 12.32 | 3 | 4.70 | 8.84 |
| Exercisable, end of period | 1,145,968 | 17.84 | - | 6.36 | 4.67 |

The following table presents a summary of the Company's stock option activity for the year ended March 1, 2008:

| | Number of Shares | Weighted Average Exercise Price | Aggregate Intrinsic Value (in thousands) | Weighted Average Fair Value | Weighted Average Remaining Contractual Life |
|---|---|---|---|---|---|
| Outstanding, beginning of period | 2,072,876 | $ 19.44 | $ 518 | $ 6.85 | |
| Vested | 1,765,038 | 19.30 | 518 | 6.69 | |
| Unvested | 307,838 | 20.24 | - | 7.78 | |
| Granted | 429,450 | 15.67 | - | 5.85 | |
| Exercised | (112,530) | 10.28 | 499 | 4.20 | |
| Expired | (391,545) | 21.03 | 4 | 6.70 | |
| Canceled - Unvested (Forfeited) | (108,797) | 18.76 | - | 7.08 | |
| Outstanding, end of period | 1,889,454 | 18.84 | 257 | 6.80 | 5.61 |
| Vested | 1,485,011 | 19.35 | 257 | 6.85 | 4.67 |
| Unvested | 404,443 | 16.97 | - | 6.63 | 9.03 |
| Exercisable, end of period | 1,485,011 | 19.35 | 257 | 6.85 | 4.67 |

The aggregate intrinsic value in the preceding three tables represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2010, fiscal 2009 and fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on February 27, 2010, February 28, 2009 and March 1, 2008, respectively.

*Stock-Based Compensation Activity – Restricted Stock*

The following table presents a summary of the Company's restricted stock activity for the years ended February 27, 2010, February 28, 2009 and March 1, 2008.

| | Fiscal 2010 | | Fiscal 2009 | | Fiscal 2008 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted Average Fair Value | Number of Shares | Weighted Average Fair Value | Number of Shares | Weighted Average Fair Value |
| Unvested, beginning of period | 282,418 | $ 10.54 | 118,484 | $ 16.26 | 53,717 | $ 20.04 |
| Granted | 721,900 | 4.64 | 322,083 | 9.65 | 124,000 | 15.09 |
| Vested | (109,418) | 9.13 | (78,399) | 12.21 | (32,583) | 16.09 |
| Canceled - Unvested (forfeited) | (192,450) | 8.22 | (79,750) | 13.80 | (26,650) | 18.66 |
| Unvested, end of period | 702,450 | 5.34 | 282,418 | 10.54 | 118,484 | 16.26 |
| Aggregate intrinsic value (in thoudands) | $ 4,875 | | $ 1,099 | | $ 1,280 | |

The total fair value of shares of restricted stock that vested during fiscal 2010, 2009 and 2008 was $759,000, $957,000 and $542,000, respectively. As of February 27, 2010, there was approximately $1.0 million of unrecognized stock-based compensation expense related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of approximately 1.9 years.

## NOTE 12 – OTHER INCOME

Other income consisted of the following (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| Description | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Interest income, net | $ 412 | $ 2,159 | $ 4,662 |
| Gain on investments carried at fair value | 316 | (350) | - |
| | $ 728 | $ 1,809 | $ 4,662 |

## NOTE 13 – INCOME TAXES

The provision for income taxes on continuing operations consisted of (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Current: | | | |
| Federal tax expense (benefit) | $ 2,517 | $ (4,439) | $ 15,387 |
| State tax expense | 25 | 1,386 | 2,505 |
| Current tax expense (benefit) | 2,542 | (3,053) | 17,892 |
| Deferred tax expense (benefit) | (3,339) | (1,162) | (3,065) |
| Income tax provision (benefit) | $ (797) | $ (4,215) | $ 14,827 |

The Company's effective income tax rate differs from the federal income tax rate as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Federal income tax (benefit) at statutory rate | (35.0) % | (35.0) % | 35.0 % |
| State income tax (benefit), net of federal benefit | (52.6) | 6.3 | 3.4 |
| Reserve for unrecognized tax benefits | (27.1) | - | - |
| Tax exempt interest income | (20.9) | (3.9) | (1.7) |
| Officer compensation expense | 4.1 | 1.6 | - |
| Contribution carryforward | - | (3.9) | - |
| Other | 6.8 | 0.6 | 0.1 |
| | (124.7) % | (34.3) % | 36.8 % |

The Company's income tax provision for fiscal 2010 includes discrete out-of-period benefits in the amount of $290,000 to correct errors related to prior years. Management believes these amounts are immaterial to fiscal year 2010 as well as to the years to which they relate.

The net deferred tax asset (liability) included in the consolidated balance sheet as of February 27, 2010 and February 28, 2009 is as follows (in thousands):

| | February 27, 2010 | February 28, 2009 |
|---|---|---|
| Accrued vacation compensation | $ 1,110 | $ 1,311 |
| Other accrued liabilities | 1,165 | 1,520 |
| Merchandise inventories | 1,234 | 964 |
| Current deferred tax asset | 3,509 | 3,795 |
| Depreciation and amortization | (8,652) | (15,140) |
| Accrued rent obligations | 11,552 | 13,552 |
| Stock-based compensation expense | 1,783 | 1,359 |
| State net operating loss carryforwards | 197 | 504 |
| Contribution carryforwards | 1,167 | 1,476 |
| Other non-current liabilities | 1,584 | 2,577 |
| Non-current deferred tax asset, net | 7,631 | 4,328 |
| Net deferred tax asset | $ 11,140 | $ 8,123 |

Deferred income tax assets represent potential future income tax benefits. Realization of these assets is ultimately dependent upon future taxable income. No valuation allowance has been provided for deferred tax assets because management believes realization of the full amount of net deferred tax assets is more likely than not. While the Company has a history of profits, the Company recorded a net loss in fiscal 2009 and near break-even results in fiscal 2010. Therefore, achievement of profitability in the future is a significant factor in determining the Company's continuing ability to carry these deferred tax assets without any valuation allowance. The Company's accounting for deferred taxes represents its best estimate of future events. If future results from the Company's operations are less than projected, a valuation allowance may be required to reduce deferred tax assets, which could have a material impact on the Company's results of operations in the period in which it is recorded. Significant negative events, including losses in future periods, would make it reasonably possible that valuation allowances against deferred tax assets would be required in future periods.

As of February 27, 2010, the Company has state net operating loss carryforwards which will result in state tax benefits of approximately $0.3 million. These state net operating loss carryforwards will expire in fiscal 2014 and beyond. Additionally, the Company has charitable contribution carryforwards that will expire in fiscal 2014.

In fiscal 2008, the Company adopted the accounting pronouncement now codified in ASC 740 regarding accounting for unrecognized tax benefits. This pronouncement defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that in management's judgment is greater than 50% likely to be realized. The total amount of unrecognized tax benefits as of February 27, 2010 was $2.6 million, including accrued interest and penalties. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of February 27, 2010 was $1.6 million. As of February 27, 2010, $0.8 million of interest and penalties were accrued, excluding the tax benefits of deductible interest. Fiscal 2007, 2008 and 2009 remain subject to examination by the Internal Revenue Service. The Internal Revenue Service has notified the Company it is required to submit a report to the Joint Committee on Taxation regarding the Company's refund claim for the carryback of its fiscal 2009 loss. This reporting process is standard for all claims greater than $2.0 million. The Company has received the refund and does not anticipate any significant change upon review of the report. With few exceptions, fiscal 2006 through fiscal 2009 remain subject to examination by state and city tax jurisdictions. In the event that the Company has determined not to file tax returns with a particular state or city, all years remain subject to examination by the tax jurisdictions. The ultimate outcome of tax matters may differ from the Company's estimates and assumptions. Unfavorable settlement of any particular issue would require the use of cash and could result in increased income tax expense. Favorable resolution could result in reduced income tax expense. Within the next 12 months, the Company does not expect that its unrecognized tax benefits will change significantly.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

| | | |
|---|---|---|
| Balance at March 3, 2007 | $ | 3,430 |
| Additions based on tax positions related to the current year | | 841 |
| Additions for tax positions of previous years | | 395 |
| Reductions for tax positions of previous years due to lapse of applicable statute of limitations | | (866) |
| Settlements | | (78) |
| Balance at March 1, 2008 | $ | 3,722 |
| Deductions based on tax positions related to the current year | | (2) |
| Additions for tax positions of previous years | | 161 |
| Reductions for tax positions of previous years due to lapse of applicable statute of limitations | | (402) |
| Balance at February 28, 2009 | $ | 3,479 |
| Additions based on tax positions related to the current year | | 167 |
| Reductions for tax positions of previous years | | (16) |
| Reductions for tax positions of previous years due to lapse of applicable statute of limitations | | (724) |
| Settlements | | (266) |
| Balance at February 27, 2010 | $ | 2,640 |

The Company's liability for unrecognized tax benefits is recorded within other non-current liabilities on the Company's consolidated balance sheet. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of February 27, 2010 and February 28, 2009 were $1.6 million and $2.1 million, respectively. Because of the impact of deferred income tax accounting, other than for interest and penalties, the disallowance of the shorter deductibility period would not affect the effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. At February 27, 2010 and February 28, 2009, the Company had accrued $0.8 million each year for the potential payment of interest and penalties.

The Company and its subsidiaries are subject to U.S. federal income taxes and the income tax obligations of various state and local jurisdictions. The Internal Revenue Service has completed their audit for tax years through fiscal 2006. The Internal Revenue Service has notified the Company it is required to submit a report to the Joint Committee on Taxation regarding the Company's refund claim for the carryback of its fiscal 2009 net loss. This reporting process is standard for all claims greater than $2.0 million. The Company has received the refund and does not anticipate any significant change upon review of the report. With few exceptions, the Company is not subject to state income tax examination by tax authorities for taxable years prior to fiscal 2006. At February 27, 2010, the Company had ongoing audits in various jurisdictions in which it expects settlements by the end of fiscal 2011, but it does not expect its liability for unrecognized tax benefits to significantly increase or decrease in the next twelve months.

## NOTE 14 — EARNINGS PER SHARE

On March 1, 2009, the Company adopted FASB amendments to ASC 260-10, "Earnings Per Share," which clarified that unvested share-based payment awards that contain non-forfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing EPS. Participating securities under this statement include the Company's unvested employee restricted stock awards with time-based vesting, which receive non-forfeitable dividend payments. The calculation of EPS for the Company's common stock shown below excludes the income attributable to these unvested employee restricted stock awards from the numerator and excludes the dilutive impact of these shares from the denominator. All prior period EPS data presented has been adjusted retrospectively.

| | Fiscal Year Ended | |
|---|---|---|
| | February 27, 2010 | February 28, 2009 |
| **Numerator** (in thousands): | | |
| Net income (loss) attributable to Christopher & Banks Corporation | $ 158 | $ (12,750) |
| Dividends paid on participating securities | (80) | (38) |
| Net income (loss) available to common shareholders | $ 78 | $ (12,788) |
| **Denominator** (in thousands): | | |
| Weighted average common shares outstanding - basic | 35,141 | 35,097 |
| Dilutive shares | 93 | - |
| Weighted average common and common equivalent shares outstanding - diluted | 35,234 | 35,097 |
| **Net income (loss) per common share:** | | |
| Basic | $0.00 | ($0.36) |
| Diluted | $0.00 | ($0.36) |

The calculation of basic and diluted earnings per share for fiscal 2009 has been modified to reflect the requirements of the amendments to ASC 260-10. The earnings per share for the year has been adjusted to reflect the impact of this new accounting guidance to present them on a comparable basis with fiscal 2010. There was no material impact on diluted EPS for the years ended February 27, 2010 and February 28, 2009.

Total stock options of approximately 1.4 million and 1.7 million were excluded from the shares used in the computation of diluted earnings per share for fiscal 2010 and 2009 as they were anti-dilutive.

## NOTE 15— FAIR VALUE MEASUREMENTS

The Company adopted ASC 820-10 "Fair Value Measurements," effective March 2, 2008, with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. On March 1, 2009, the Company adopted the provision of ASC 820-10 relating to nonrecurring nonfinancial assets and nonfinancial liabilities. The adoption of these provisions of ASC 820-10 did not have a material impact on the Company's consolidated financial statements as reported herein.

Under ASC 820-10, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. ASC 820-10 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

*Assets and Liabilities that are Measured at Fair Value on a Recurring Basis:*

For the years ended February 27, 2010 and February 28, 2009, fair value under ASC 820-10 applied to the Company's available-for-sale investment securities, ARS and ARS rights. These financial assets are carried at fair value pursuant to the requirements of ASC 820-10.

The following tables provide information by level for financial assets and liabilities that are measured at fair value on a recurring basis (in thousands).

| Description | Fair Value at February 27, 2010 | Fair Value Measurements Using Inputs Considered as Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets: | | | | |
| Available-for-sale securities | $ 63,073 | $ - | $ 63,073 | $ - |
| Trading securities | 12,800 | - | - | 12,800 |
| ARS rights | 2,000 | - | - | 2,000 |
| Liabilities: | $ - | $ - | $ - | $ - |

| Description | Fair Value at February 28, 2009 | Fair Value Measurements Using Inputs Considered as Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets: | | | | |
| Available-for-sale securities | $ - | $ - | $ - | $ - |
| Trading securities | 16,400 | - | - | 16,400 |
| ARS rights | 2,700 | - | - | 2,700 |
| Liabilities: | $ - | $ - | $ - | $ - |

Following is a description of the valuation methodologies used for financial assets and liabilities measured at fair value:

Available-for-sale securities:

As of February 27, 2010, the Company's available-for-sale securities were valued based on quoted prices for similar assets in active markets or quoted prices for identical or similar assets in markets in which there were fewer transactions.

Trading securities:

The Company's trading securities consist solely of ARS as of February 27, 2010 and February 28, 2010. As discussed in Note 3, Investments, auctions for ARS held by the Company failed beginning in February 2008, and have continued to fail through the date of this report. As a result, investments in ARS are valued to reflect the current lack of liquidity of these investments while taking into account the credit quality of the underlying securities.

ARS rights:

As discussed in Note 3, Investments, in November 2008, the Company accepted UBS's ARS settlement offer. This resulted in the Company receiving ARS rights, which the Company has elected to account for at fair value.

The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3) (in thousands).

| | Fiscal Year Ended | | | |
|---|---|---|---|---|
| | February 27, 2010 | | February 28, 2009 | |
| | ARS | ARS Rights | ARS | ARS Rights |
| Beginning balance | $ 16,400 | $ 2,700 | $ 23,350 | $ - |
| Total gains (losses): | | | | |
| Included in earnings | 1,000 | (700) | (3,050) | 2,700 |
| Reclassification of other comprehensive income | - | - | 1,200 | - |
| Settlements | (4,600) | - | (5,100) | - |
| Transfers in and/or out of Level 3 | - | - | - | - |
| Ending balance | $ 12,800 | $ 2,000 | $ 16,400 | $ 2,700 |

*Assets and Liabilities that are Measured at Fair Value on a Non-recurring Basis:*

The aspects of ASC 820-10 for which the effective date for the Company was deferred until March 1, 2009, relate to nonfinancial assets and liabilities that are measured at fair value but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applies to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment.

The table below segregates non-financial assets and liabilities as of February 27, 2010 that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (in thousands).

| Description | Fair Value at February 27, 2010 | Fair Value Measurements Using Inputs Considered as | | | Realized Gains (Losses) Fiscal Year Ended February 27, 2010 |
|---|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 | |
| Assets: | | | | | |
| Long-lived assets held and used | $ 708 | $ - | $ - | $ 708 | $ (2,939) |
| Liabilities: | $ - | $ - | $ - | $ - | $ - |

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of $3.6 million were written down to their fair value of $0.7 million, resulting in an impairment charge of $2.9 million, which was included in earnings for the period.

The Company's assessment of the recoverability of the carrying value of its assets involves the projection of future cash flows which requires the use of significant estimates and assumptions. Differences in circumstances or estimates could produce significantly different results. The current challenging economic environment, combined with the continued instability in the housing, credit stock and financial markets, and increasing general economic uncertainty affecting the retail industry, make it reasonably possible that additional long-lived asset impairments could be identified and recorded in future periods.

## NOTE 16 — COMPREHENSIVE INCOME

Comprehensive income consisted of the following (in thousands).

| | Fiscal Year Ended | |
|---|---|---|
| | February 27, 2010 | February 28, 2009 |
| Net income (loss) | $ 158 | $ (12,750) |
| Fair value adjustment on investments | 39 | 1,200 |
| Total comprehensive income (loss) | $ 197 | $ (11,550) |

## NOTE 17 — EMPLOYEE BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

The Company has established a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of all employees who meet certain eligibility requirements, which are primarily age, length of service and hours of service. The plan allows eligible employees to invest from 1% to 60% of their compensation, subject to dollar limits as established by the federal government. The plan allows for discretionary Company matching contributions. Company contributions for the fiscal years ended February 27, 2010, February 28, 2009, March 1, 2008 totaled $6,000, $567,000 and $499,000, respectively. Effective March 8, 2009, the Company discontinued its discretionary matching contributions. The Company does not offer any other post-retirement, post-employment or pension benefits to directors or employees.

The Company has entered into employment agreements with its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer. These agreements provide for a specified base salary and that each executive is entitled to certain severance benefits in the event that his or her employment is terminated by the Company "without cause" or by such executive following a "change of control" (both as defined in the employment agreements). The employment agreements also provide for the immediate vesting of unvested stock options or restricted stock in the event of a change of control.

## NOTE 18 — LEASE COMMITMENTS

The Company leases each of its store locations and vehicles under operating leases. The store lease terms, including rental period, renewal options, escalation clauses and rent as a percentage of sales, vary among the leases. Most store leases require the Company to pay real estate taxes and common area maintenance charges.

Total rental expense for all leases was as follows (in thousands):

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 27, 2010 | February 28, 2009 | March 1, 2008 |
| Minimum rent | $ 45,709 | $ 51,792 | $ 54,291 |
| Contingent rent—based on a percentage of sales | 5,331 | 3,652 | 2,199 |
| Maintenance, taxes and other | 33,713 | 34,477 | 33,434 |
| Amortization of deferred lease incentives | (4,238) | (5,881) | (3,878) |
| | $ 80,515 | $ 84,040 | $ 86,046 |

Future minimum rental commitments for all leases are as follows (in thousands):

| | Operating Leases | | |
|---|---|---|---|
| Fiscal Year | Retail Store Facilities | Vehicles/ Other | Total |
| 2011 | $ 46,634 | $ 179 | $ 46,813 |
| 2012 | 47,067 | 43 | 47,110 |
| 2013 | 40,282 | - | 40,282 |
| 2014 | 32,033 | - | 32,033 |
| 2015 | 23,291 | - | 23,291 |
| Thereafter | 37,248 | - | 37,248 |
| Total minimum lease payments | $ 226,555 | $ 222 | $ 226,777 |

## NOTE 19 — LEGAL PROCEEDINGS

The Company is subject, from time to time, to various claims, lawsuits or actions that arise in the ordinary course of business. Although the amount of any liability that could arise with respect to any current proceedings cannot, in management's opinion, be accurately predicted, any such liability is not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

## NOTE 20 — SOURCES OF SUPPLY

The Company's ten largest vendors represented approximately 74%, 52% and 50% of the Company's total merchandise purchases in fiscal 2010, 2009 and 2008, respectively. Purchases from one of the Company's suppliers accounted for approximately 27% of the Company's purchases during 2010, while two other vendors supplied the Company with 15% and 12% of its merchandise, respectively. These same vendors supplied 11%, 4%, and 15% of the Company's purchases during fiscal 2009. Although the Company has strong partnerships with these vendors, there can be no assurance that these relationships can be maintained in the future or that these vendors will continue to supply merchandise to the Company. If there should be any significant disruption in the supply of merchandise from these vendors, management believes that it will be able to shift production to other suppliers so as to continue to secure the required volume of product. Nevertheless, it is possible that any significant disruption in supply could have a material adverse impact on the Company's financial position or results of operations.

In fiscal 2009 and 2008, the Company purchased approximately 25% and 47% of its merchandise, respectively, through one buying agent (the "Agent"). As the Company has continued the process of establishing relationships with additional primary suppliers, the Company and the Agent terminated their sourcing arrangement effective as of the end of December 2008. Additionally, direct imports accounted for approximately 12%, 48% and 78% of the Company's total merchandise purchases in fiscal 2010, 2009 and 2008, respectively. The Company does not maintain long-term purchase commitments or arrangements with any of its suppliers or agents.

## NOTE 21 – SEGMENT REPORTING

The Company operates in the retail apparel industry in which it primarily designs, sources and sells women's apparel catering to customers generally ranging in age from 40 to 60 who are typically part of a segment of the female baby boomer demographic. The Company has identified two operating segments (Christopher & Banks and C.J. Banks) as defined by ASC 820 "Disclosures about Segments of an Enterprise and Related Information." The Company's Christopher & Banks and C.J. Banks operating segments have been aggregated into one reportable segment based on the similar nature of products sold, methods of sourcing, merchandising and distribution processes involved, target customers, and economic characteristics of the two brands. The Company previously reported the results of its Acorn stores as a separate reportable segment. Beginning in the third quarter of fiscal 2009, the results of all Acorn stores have been removed from continuing operations and are presented as discontinued operations.

In the table below, the "Christopher & Banks/C.J. Banks" reportable segment includes activity generated by the Company's Christopher & Banks and C.J. Banks operations. The "Corporate/Administrative" column, which primarily represents operating activity at the Company's corporate office and distribution center facility, is presented to allow for reconciliation of segment-level net sales, operating income (loss) and total assets to the Company's consolidated net sales, operating income (loss) and total assets. Segment operating income (loss) includes only net sales, merchandise gross margin and direct store expenses with no allocation of corporate overhead.

For the fiscal years ended February 27, 2010, February 28, 2009 and March 1, 2008, the Christopher & Banks/C.J. Banks operating income included store-level asset impairment charges of $2.9 million, $4.5 million and $411,000, respectively. The Corporate/Administrative operating loss for fiscal 2008 included $401,000 of impairment charges related to intangible assets and $3.6 million of charges related to goodwill impairment.

| (in thousands) | christopher & banks/ cj banks | Corporate/ Administrative | Consolidated |
|---|---|---|---|
| **Fiscal Year Ended February 27, 2010:** | | | |
| Net sales | $ 455,402 | $ - | $ 455,402 |
| Operating income (loss) | 46,865 | (48,232) | (1,367) |
| Total assets | 156,686 | 110,611 | 267,297 |
| **Fiscal Year Ended February 28, 2009:** | | | |
| Net sales | $ 530,742 | $ - | $ 530,742 |
| Operating income (loss) | 51,601 | (65,709) | (14,108) |
| Total assets | 164,007 | 126,135 | 290,142 |
| **Fiscal Year Ended March 1, 2008:** | | | |
| Net sales | $ 560,912 | $ - | $ 560,912 |
| Operating income (loss) | 92,759 | (57,130) | 35,629 |
| Total assets | 162,909 | 148,883 | 311,792 |

## NOTE 22 — QUARTERLY FINANCIAL DATA (UNAUDITED):

(in thousands, except per share data)

| | Fiscal 2010 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| Net sales | $ 120,367 | $ 101,182 | $ 132,000 | $ 101,853 |
| Operating income (loss) from continuing operations | $ 2,454 | $ (3,476) | $ 9,791 | $ (10,136) |
| Net income (loss) from continuing operations | $ 1,685 | $ (2,132) | $ 6,972 | $ (6,368) |
| Net income (loss) from discontinued operations | $ - | $ - | $ - | $ - |
| Net income (loss) | $ 1,685 | $ (2,132) | $ 6,972 | $ (6,368) |
| Basic per share data: (1) | | | | |
| Net income (loss) from continuing operations | $ 0.05 | $ (0.06) | $ 0.20 | $ (0.18) |
| Net income (loss) from discontinued operations | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 |
| Net income (loss) | $ 0.05 | $ (0.06) | $ 0.20 | $ (0.18) |
| Diluted per share data: (1) | | | | |
| Net income (loss) from continuing operations | $ 0.05 | $ (0.06) | $ 0.19 | $ (0.18) |
| Net income (loss) from discontinued operations | $ 0.00 | $ 0.00 | $ 0.00 | $ 0.00 |
| Net income (loss) | $ 0.05 | $ (0.06) | $ 0.19 | $ (0.18) |
| Dividends per share | $ 0.06 | $ 0.06 | $ 0.06 | $ 0.06 |

| | Fiscal 2009 Quarters | | | |
|---|---|---|---|---|
| | First | Second | Third | Fourth |
| Net sales | $ 155,395 | $ 128,451 | $ 143,004 | $ 103,892 |
| Operating income (loss) from continuing operations | $ 18,689 | $ 2,799 | $ (663) | $ (34,933) |
| Net income (loss) from continuing operations | $ 11,748 | $ 2,038 | $ 7,037 | $ (28,907) |
| Net income (loss) from discontinued operations | $ (475) | $ (1,202) | $ (3,077) | $ 88 |
| Net income (loss) | $ 11,272 | $ 836 | $ 3,959 | $ (28,818) |
| Basic per share data: (1) | | | | |
| Net income (loss) from continuing operations | $ 0.33 | $ 0.06 | $ 0.20 | $ (0.82) |
| Net income (loss) from discontinued operations | $ (0.01) | $ (0.03) | $ (0.09) | $ 0.00 |
| Net income (loss) | $ 0.32 | $ 0.02 | $ 0.11 | $ (0.82) |
| Diluted per share data: (1) | | | | |
| Net income (loss) from continuing operations | $ 0.33 | $ 0.06 | $ 0.20 | $ (0.82) |
| Net income (loss) from discontinued operations | $ (0.01) | $ (0.03) | $ (0.09) | $ 0.00 |
| Net income (loss) | $ 0.32 | $ 0.02 | $ 0.11 | $ (0.82) |
| Dividends per share | $ 0.06 | $ 0.06 | $ 0.06 | $ 0.06 |

(1) The summation of quarterly per share data may not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

## ITEM 9.
## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no matters which are required to be reported under Item 9.

## ITEM 9A.
## CONTROLS AND PROCEDURES

*Disclosure Controls and Procedures*

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of February 27, 2010. Based upon the foregoing, the Company's management, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective, as of February 27, 2010, to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

*Management's Annual Report on Internal Control over Financial Reporting*

The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on the evaluation, management has concluded the Company's internal control over financial reporting was effective as of February 27, 2010.

The effectiveness of the Company's internal control over financial reporting as of February 27, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 40.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Changes in Internal Control over Financial Reporting*

During the Company's fourth fiscal quarter, there were no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B.
## OTHER INFORMATION

There are no matters which are required to be reported under Item 9B.

# PART III

## ITEM 10.
## DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding the Company's directors required by Item 10 is incorporated herein by reference to the section entitled, "Item 1 - Election of Directors," in the Proxy Statement. Information regarding the Company's executive officers is included in Part I of this Annual Report on Form 10-K in the section entitled "Executive Officers of the Registrant." Information concerning compliance with Section 16(a) of the Securities Act of 1934 is included in the Proxy Statement under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance," and such information is incorporated herein by reference. Information regarding the Company's Audit Committee and audit committee financial experts is included in the Proxy Statement under the section "Meetings and Committees of the Board of Directors - The Audit Committee," and such information is incorporated by reference.

The Company has adopted a Code of Conduct (the "Code") applicable to all of its employees, directors and officers, including its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions. The Code is available on the Company's website at www.christopherandbanks.com – under the "Investor Relations" link and then the "Corporate Governance" link – and is available in print to any stockholder who requests a copy from our Corporate Secretary. Any changes or amendments to, or waiver from, a provision of the Code that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions will be posted on the Company's website at the address and location specified above.

## ITEM 11.
## EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the sections entitled "Executive Compensation," "Meetings and Committees of the Board of Directors – Compensation Program for Non-Employee Directors" and "Meetings and Committees of the Board of Directors – Non-Employee Director Compensation for Fiscal 2010" in the Proxy Statement.

## ITEM 12.
## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference to the sections entitled "Security Ownership" and "Equity Compensation Plan Information" in the Proxy Statement.

## ITEM 13.
## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference to the sections entitled "Certain Relationships and Related Transactions" and "Information Regarding the Board and Corporate Governance – Director Independence" in the Proxy Statement.

## ITEM 14.
## PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in response to this item is incorporated by reference to the sections entitled "Audit Committee Report and Payment of Fees to Our Independent Registered Public Accounting Firm – Independent Registered Public Accounting Firm Fees" and "Audit Committee Report and Payment of Fees to Our Independent Registered Public Accounting Firm – Auditor Services Pre-Approval Policy" in the Proxy Statement.

# PART IV

## ITEM 15.
## EXHIBITS, FINANCIAL STATEMENT SCHEDULES

**The following documents are filed as a part of this Report:**

**(1) Financial Statements:**



**(2) Financial Statement Schedules:**

All schedules are omitted as they are not applicable or the required information is shown in the financial statements or notes thereto.

**(3) Exhibits:**

| | |
|---|---|
| 3.1 | Restated Certificate of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended February 25, 2006) |
| 3.2* | Fourth Amended and Restated By-Laws of Christopher & Banks Corporation, effective March 15, 2010 |
| 4.1 | Form of certificate for shares of common stock of Christopher & Banks Corporation (incorporated herein by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2008) |
| 10.1 | Christopher & Bank, Inc. Retirement Savings Plan (incorporated herein by reference to Registration Statement on Form S-1, Registration No. 33-45719)** |
| 10.2 | 1997 Stock Incentive Plan (incorporated herein by reference as Exhibit 99.1 to Form S-8 (Registration No. 333-95109) filed January 20, 2000)** |
| 10.3 | Amendment No. 1 to 1997 Stock Incentive Plan (incorporated herein by reference as Exhibit 99.1 to Form S-8 (Registration No. 333-95553) filed January 27, 2000)** |

| | |
|---|---|
| 10.4 | 1998 Director Stock Option Plan (incorporated herein by reference as Exhibit 10.25 to Annual Report on Form 10-K for the fiscal year ended February 27, 1999 filed May 28, 1999)** |
| 10.5 | Second Amendment to the Company's 1997 Stock Incentive Plan dated as of July 28, 1999 (incorporated herein by reference as Exhibit 10.28 to Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 1999 filed October 12, 1999)** |
| 10.6 | Third Amendment to the 1997 Stock Incentive Plan dated as of July 26, 2000 (incorporated herein by reference as Exhibit 10.40 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.7 | Fourth Amendment to the 1997 Stock Incentive Plan dated as of August 1, 2001 (incorporated herein by reference as Exhibit 10.41 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.8 | First Amendment to the 1998 Director Stock Option Plan dated as of July 26, 2000 (incorporated herein by reference as Exhibit 10.42 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.9 | Amended and Restated Executive Employment Agreement dated March 1, 2002 between Christopher & Banks Corporation and William J. Prange (incorporated herein by reference as Exhibit 10.43 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.10 | Amended and Restated Executive Employment Agreement dated March 1, 2002 between Christopher & Banks Corporation and Joseph E. Pennington (incorporated herein by reference as Exhibit 10.44 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.11 | Amended and Restated Executive Employment Agreement dated March 1, 2002 between Christopher & Banks Corporation and Ralph C. Neal (incorporated herein by reference as Exhibit 10.45 to Annual Report on Form 10-K for the fiscal year ended March 2, 2002 filed May 29, 2002)** |
| 10.12 | 2002 Non-Employee Director Stock Option Plan (incorporated herein by reference as Exhibit 99.1 to Form S-8 filed March 13, 2006)** |
| 10.13 | Executive Employment Agreement between Christopher & Banks Corporation and Andrew K. Moller, effective as of May 24, 2007 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed May 31, 2007)** |
| 10.14 | Separation Agreement and Release Letter between Christopher & Banks Corporation and Andrew K. Moller, dated December 2, 2008 (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 4, 2008)** |
| 10.15 | Amended and Restated Christopher & Banks Corporation 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed on August 5, 2008)** |
| 10.16 | Amendment to Amended and Restated Executive Employment Agreement between Christopher & Banks Corporation and Joseph E. Pennington dated September 22, 2005 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 26, 2005)** |
| 10.17 | Employment Continuation Agreement between Christopher & Banks Corporation and Joseph E. Pennington dated September 22, 2005 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 26, 2005)** |
| 10.18 | Amendment No. 2 to Amended and Restated Executive Employment Agreement between Christopher & Banks Corporation and Joseph E. Pennington dated April 5, 2006 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed April 7, 2006) ** |
| 10.19 | Amendment to Employment Continuation Agreement between Christopher & Banks Corporation and Joseph E. Pennington dated April 5, 2006 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed April 7, 2006)** |
| 10.20 | Amendment to Amended and Restated Executive Employment Agreement between Christopher & Banks Corporation and Ralph C. Neal dated September 22, 2005 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 26, 2005)** |
| 10.21 | Employment Continuation Agreement between Christopher & Banks Corporation and Ralph C. Neal dated September 22, 2005 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 26, 2005)** |
| 10.22 | Executive Employment Agreement Between Christopher & Banks Corporation and Matthew Dillon, effective as of June 12, 2006 (incorporated herein by reference as Exhibit 10.25 to Quarterly Report on Form 10-Q for the fiscal period ended May 27, 2006 filed July 6, 2006)** |
| 10.23 | Amended and Restated Christopher & Banks Corporation 2006 Equity Incentive Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 5, 2008)** |

| | |
|---|---|
| 10.24 | Form of Nonqualified Stock Option Agreement under the Company's 2006 Equity Incentive Plan for Non-Employee Directors (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed August 1, 2006)** |
| 10.25 | Form of Restricted Stock Agreement under the Company's 2006 Equity Incentive Plan for Non-Employee Directors (incorporated herein by reference as Exhibit 10.2 to Current Report on Form 8-K filed August 1, 2006)** |
| 10.26 | Executive Employment Agreement between Christopher & Banks Corporation and Monica Dahl, dated as of August 6, 2006 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed August 9, 2006)** |
| 10.27 | Amended and Restated Executive Employment Agreement between Christopher & Banks Corporation and Monica Dahl, effective as of July 31, 2008 (incorporated herein by reference to Exhibit 10.3 to Current Report on Form 8-K filed on August 5, 2008)** |
| 10.28 | Restricted Stock Agreement between Christopher & Banks Corporation and Monica Dahl, dated as of August 7, 2006 (incorporated herein by reference as Exhibit 10.2 to Current Report on Form 8-K filed on August 9, 2006)** |
| 10.29 | Amendment No. 3 to Amended and Restated Executive Employment Agreement between the Company and Joseph E. Pennington dated as of December 14, 2006 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed on December 19, 2006)** |
| 10.30 | Amendment No. 1 to Christopher & Banks Corporation Senior Executive Incentive Plan (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed on February 28, 2007)** |
| 10.31 | 2006 Senior Executive Incentive Plan (incorporated herein by reference as Appendix B to Definitive Proxy Statement filed June 14, 2006)** |
| 10.32 | Form of Incentive Stock Option Agreement under the Company's 1997 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.34 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.33 | Form of Nonqualified Stock Option Agreement under the Company's 1997 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.35 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.34 | Form of Restricted Stock Agreement under the Company's 1997 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.36 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.35 | Form of Incentive Stock Option Agreement under the Company's 2005 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.37 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.36 | Form of Nonqualified Stock Option Agreement under the Company's 2005 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.38 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.37 | Form of Restricted Stock Agreement under the Company's 2005 Stock Incentive Plan (incorporated herein by reference as Exhibit 10.39 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007)** |
| 10.38 | Amended and Restated Credit and Security Agreement By and Between Christopher & Banks, Inc., Christopher & Banks Company and Christopher & Banks Services Company and Wells Fargo Bank, National Association, Acting Through Its Wells Fargo Business Credit Operating Division dated November 4, 2005 (incorporated herein by reference as Exhibit 10.40 to Annual Report on Form 10-K for the fiscal year ended March 3, 2007 filed May 2, 2007) |
| 10.39 | Second Amendment, dated May 23, 2008, to the Amended and Restated Credit and Security Agreement, dated November 4, 2005, by and between Christopher & Banks, Inc., Christopher & Banks Company and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 29, 2008) |
| 10.40 | Executive Employment Agreement Between Christopher & Banks Corporation and Lorna Nagler, effective as of August 30, 2007 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 7, 2007)** |
| 10.41 | Restricted Stock Agreement Between Christopher & Banks Corporation and Lorna Nagler, effective as of August 31, 2007 (incorporated herein by reference as Exhibit 10.2 to Current Report on Form 8-K filed September 7, 2007)** |
| 10.42 | Separation Agreement and Release Between Christopher & Banks Corporation and Matthew Dillon, effective as of August 30, 2007 (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed September 27, 2007)** |

| | |
|---|---|
| 10.43 | Form of Non-Qualified Stock Option Agreement under the Company's 2005 Stock Incentive Plan (approved 2008) (incorporated herein by reference as Exhibit 10.1 to Current Report on Form 8-K filed February 27, 2008)** |
| 10.44 | Form of Qualified Stock Option Agreement under the Company's 2005 Stock Incentive Plan (approved 2008) (incorporated herein by reference as Exhibit 10.2 to Current Report on Form 8-K filed February 27, 2008)** |
| 10.45 | Form of Restricted Stock Agreement (with Time-Based Vesting) under the Company's 2005 Stock Incentive Plan (approved 2008) (incorporated herein by reference as Exhibit 10.3 to Current Report on Form 8-K filed February 27, 2008)** |
| 10.46 | Form of Restricted Stock Agreement (with Performance-Based Vesting) under the Company's 2005 Stock Incentive Plan (approved 2008) (incorporated herein by reference as Exhibit 10.4 to Current Report on Form 8-K filed February 27, 2008)** |
| 10.47 | Amendment to Restricted Stock Agreement Between Christopher & Banks Corporation and Monica Dahl, effective as of March 28, 2007 (incorporated herein by reference as Exhibit 10.2 to Current Report on Form 8-K filed April 2, 2007)** |
| 10.48 | Amendment No. 1 to the Executive Employment Agreement Between Christopher & Banks Corporation and Lorna Nagler, effective as of April 30, 2008 (incorporated herein by reference to Exhibit 10.52 to Annual Report on Form 10-K for the fiscal year ended March 1, 2008)** |
| 10.49 | Offer Letter by and between Christopher & Banks Corporation and Rodney Carter accepted on June 1, 2009 (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 5, 2009)** |
| 10.50 | Agreement by and between Christopher & Banks Corporation and Rodney Carter effective June 4, 2009 (incorporated herein by reference to Exhibit 10.2 to Current Report on Form 8-K filed on June 5, 2009)** |
| 10.51 | Christopher & Banks Corporation 2009 Qualified Annual Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 4, 2009)** |
| 14.1 | Code of Conduct (incorporated herein by reference to Exhibit 14 to Current Report on Form 8-K filed February 24, 2009) |
| 21.1 | Subsidiaries of Company (incorporated herein by reference as Exhibit 21.1 to Annual Report on Form 10-K for the fiscal year ended March 1, 2008 filed May 15, 2008) |
| 23.1* | Consent of Independent Registered Public Accounting Firm |
| 24.1* | Powers of Attorney |
| 31.1* | Certification of Chief Executive Officer pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Chief Financial Officer pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* Filed herewith

** Management agreement or compensatory plan or arrangement

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 13, 2010.

CHRISTOPHER & BANKS CORPORATION

By: /S/ LORNA E. NAGLER
Lorna E. Nagler
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /S/ LORNA E. NAGLER<br>Lorna E. Nagler | President, Chief Executive Officer and Director (Principal Executive Officer) | May 13, 2010 |
| /S/ RODNEY CARTER<br>Rodney Carter | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | May 13, 2010 |
| *<br>Larry C. Barenbaum | Non-Executive Chairman and Director | May 13, 2010 |
| *<br>Martin L. Bassett | Director | May 13, 2010 |
| *<br>Mark A. Cohn | Director | May 13, 2010 |
| *<br>Robert Ezrilov | Director | May 13, 2010 |
| *<br>James J. Fuld, Jr. | Director | May 13, 2010 |
| *<br>Anne L. Jones | Director | May 13, 2010 |
| *<br>Paul L. Snyder | Director | May 13, 2010 |

* By /S/ RODNEY CARTER
Rodney Carter
Attorney-in-Fact, pursuant to
Power of Attorney filed herewith

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# corporate information

## BOARD OF DIRECTORS

Larry C. Barenbaum
*Chairman of the Board*
*Christopher & Banks Corporation*

Martin L. Bassett
*President and Chief Executive Officer*
*The Walman Optical Company*

Mark A. Cohn
*Chief Executive Officer*
*Dorado Ocean Resources Limited*

Robert Ezrilov
*Chief Executive Officer*
*Cogel Management Company*

James J. Fuld, Jr.
*President*
*James J. Fuld, Jr. Corp.*

Anne L. Jones
*Chief Executive Officer*
*Jones Consulting Group, Inc.*

Paul L. Snyder
*Retired Midwest Area Managing Partner*
*KPMG, LLC*

Lorna E. Nagler
*President and Chief Executive Officer*
*Christopher & Banks Corporation*

## CORPORATE HEADQUARTERS

Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441
(763) 551-5000

## STOCK EXCHANGE LISTING

The common stock of Christopher & Banks Corporation is listed for trading on the New York Stock Exchange under the symbol CBK.

## TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
(800) 468-9716

## INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Minneapolis, MN

## CORPORATE COUNSEL

Dorsey & Whitney LLP
Minneapolis, MN

## INVESTOR CONTACT

Shareholders, prospective investors and securities analysts should direct their inquiries to:
Investor Relations
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

## EXECUTIVE OFFICERS

Lorna E. Nagler
*President and Chief Executive Officer*

Rodney Carter
*Executive Vice President,*
*Chief Financial Officer*

Susan C. Connell
*Executive Vice President,*
*Chief Merchandising Officer*

Monica L. Dahl
*Senior Vice President,*
*Planning & Allocation, and e-commerce*

Luke R. Komarek
*Senior Vice President,*
*General Counsel and Corporate Secretary*

Etienne McManus-White
*Vice President,*
*Marketing*

E. Keith Pickens
*Senior Vice President,*
*Chief Information Officer*

Michael J. Tripp
*Vice President,*
*Supply Chain and Logistics*

## CORPORATE GOVERNANCE

The charters of the Company's Audit Committee, Compensation Committee, and Governance and Nominating Committee, along with the Company's Corporate Governance Guidelines and Code of Conduct, are available on our website at www.christopherandbanks.com—under "Investor Relations" by selecting the "Corporate Governance" link.

Copies of the committee charters, the Corporate Governance Guidelines and the Code of Conduct are available in print upon written request to:
Corporate Secretary
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

## SAFE HARBOR STATEMENT

This annual report, including the letter to shareholders, contains forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects and opportunities. The words "expect", "believes", "anticipates", "estimates", "continue", "plans", "will", "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors that could cause actual events or results to be materially different from these forward-looking statements. For a discussion of factors that could cause results to differ materially, see the discussion of risk factors set forth in Item 1A of the 10-K included with this report. We undertake no duty to update any of the forward-looking statements after the date of this document.